UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 9, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. and TIM S.A. subsidiary

FINANCIAL STATEMENTS on

December 31, 2020

TIM S.A. and TIM S.A. and SUBSIDIARY

FINANCIAL STATEMENTS

December 31, 2020

Contents

Independent auditors’ report on the financial statements	1
Audited financial statements
Balance sheets	6
Statements of income	8
Statements of comprehensive income	9
Statements of changes in shareholders' equity	10
Statements of cash flows	12
Statements of added value	14
Management report	15
Notes to the financial statements	55
Tax Council Opinion	129
Statutory Audit Committee Annual Report	130
Statement of the Executive Officers on the financial statements	137
Statement of the Executive Officers on the Independent auditors' report	138

Independent auditor’s report on individual and consolidated financial statements

To the board of directors and shareholders of

TIM S.A.

Opinion

We have audited the individual and consolidated financial statements of TIM S.A. (the “Company”), identified as Individual and Consolidated, respectively, which comprise the balance sheet as at December 31, 2020, and the statements of income, of comprehensive income, of changes in shareholders equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of TIM S.A. as at December 31, 2020, and its individual and consolidated financial performance and cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants, the professional standards issued by the Brazil’s National Association of State Boards of Accountancy (CFC) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the individual and consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

Provision for tax related contingencies

The Company has tax matters under discussion at various procedural levels, in the amount of R$16,985 million, for which, based on opinion and its legal counsel, a provision for contingencies of R$399 million was set up in the individual and consolidated statement of financial position as at December 31, 2020, while R$16,586 million were disclosed by the Company as possible losses as disclosed in note 24.

The determination of the amount of the provision and the amounts disclosed depends on critical judgments made by management, based on the analysis of the proceedings and the corresponding prognosis for their final resolution by its legal advisors. The audit of management’s assessment of the likelihood of loss in tax proceedings is complex, highly subjective and based on interpretations of tax legislation and court decisions, since there is significant uncertainty in the estimates as to the outcome of court decisions, how formerly adjudged cases have evolved and the position of the tax authorities.

In addition, in view of the magnitude of the amounts involved, any changes in estimates or assumptions that impact the determination of the loss prognosis may have significant impacts on the Company’s financial statements. Accordingly, this was considered a key audit matter.

How our audit conducted this matter

Our audit procedures included, among others: (a) obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the identification and evaluation of tax claims, including management’s process to determine whether the technical merits are more-likely-than-not to be sustained in court and over the generation of the report produced by the information technology system that support this process; (b) to test the Company’s assessment of the probability of losses over tax claims, our audit procedures included, among others, involving our tax professionals to assess the Company’s technical merits regarding certain matters in dispute, obtaining and analyzing external legal opinions, obtaining internal and external legal counsel confirmation letters, meeting with internal legal counsel to discuss certain tax disputes, and obtaining a representation letter from the Company’s internal legal counsel; and (c) assessed the adequacy of the disclosures made by the Company in note nº 24 in respect of provision for tax related contingencies.

Based on the result of audit procedures performed in the provision for tax contingencies and related disclosures, which is consistent with management’s assessment, we understand that the measurement of tax claims assessed as probable and possible loss, as well as the respective disclosures in note nº 24 are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (SVA) for year ended December 31, 2020, prepared under the responsibility of Company management, and presented as supplementary information for purposes of IFRS, were submitted to audit procedures conducted together with the audit of the Company’s financial statements. To form our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content comply with the criteria defined by NBC TG 09 – Statement of Value Added. In our opinion, these statements of value added were prepared fairly, in all material respects, in accordance with the criteria defined in abovementioned accounting pronouncement, and are consistent in relation to the overall individual and consolidated financial statements.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

Management is responsible for such other information, which comprise the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identified and assessed the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control.

•	Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the scope and timing of the planned audit procedures and significant audit findings, including deficiencies in internal control that we may have identified during our audit.

We also provided those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, February 09, 2021.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Fernando Alberto S. Magalhães

Accountant CRC-1SP133169/O-0

TIM S.A. and TIM S.A. and SUBSIDIARY
BALANCE SHEETS
December 31, 2020 and December 31, 2019
(In thousands of reais)

		Parent company		Consolidated
	Note	2020	2019	2020

Assets		41,654,417	39,857,182	41,654,417

Current assets		10,411,555	8,418,034	10,411,556
Cash and cash equivalents	4	2,575,290	2,284,048	2,575,291
Marketable securities	5	2,070,438	642,312	2,070,438
Trade accounts receivable	6	3,051,834	3,182,935	3,051,834
Inventories	7	246,602	203,278	246,602
Recoverable indirect taxes, fees and contributions	8	374,015	420,284	374,015
Recoverable direct taxes, fees and contributions	9	1,421,112	1,366,809	1,421,112
Prepaid expenses	11	149,796	173,139	149,796
Derivative financial instruments	37	262,666	16,602	262,666
Leases	16	5,357	4,931	5,357
Other amounts recoverable	17	43,906	33,090	43,906
Other assets		210,539	90,606	210,539

Non-current assets		31,242,862	31,439,148	31,242,861
Long-term assets		4,115,088	4,526,228	4,115,088
Marketable securities	5	7,061	3,849	7,061
Trade accounts receivable	6	128,827	103,075	128,827
Recoverable indirect taxes, fees and contributions	8	856,786	823,349	856,786
Recoverable direct taxes, fees and contributions	9	1,277,127	2,367,608	1,277,127
Deferred income tax and social contribution	10	550,646	-	550,646
Judicial deposits	12	794,755	919,850	794,755
Prepaid expenses	11	73,598	68,628	73,598
Derivative financial instruments	37	239,423	29,909	239,423
Leases	16	156,841	151,447	156,841
Other assets		30,024	58,513	30,024

Investment	13	1	-	-
Property, plant and equipment	14	18,100,698	17,612,164	18,100,698
Intangible assets	15	9,027,075	9,300,756	9,027,075

See the accompanying notes to the individual and consolidated financial statements.

TIM S.A. and TIM S.A. and SUBSIDIARY
BALANCE SHEETS
December 31, 2020 and December 31, 2019
(In thousands of reais)
		Parent company		Consolidated
	Note	2020	2019	2020

Total liabilities and shareholders' equity		41,654,417	39,857,182	41,654,417

Total liabilities		18,471,672	17,798,375	18,471,672

Current liabilities		8,301,956	8,135,119	8,301,956
Suppliers	18	3,128,732	3,916,048	3,128,732
Loans and financing	20	1,689,385	1,384,180	1,689,385
Leases	16	1,054,709	873,068	1,054,709
Derivative financial instruments	37	7,273	858	7,273
Labor obligations		272,635	217,523	272,635
Indirect taxes, fees and contributions payable	21	935,778	463,075	935,778
Direct taxes, fees and contributions payable	22	296,299	270,489	296,299
Dividends and interest on shareholders’ equity payable	25	538,576	597,550	538,576
Authorizations payable	19	102,507	88,614	102,507
Deferred revenues	23	266,436	281,930	266,436
Other liabilities		9,626	41,784	9,626

Non-current liabilities		10,169,716	9,663,256	10,169,716
Loans and financing	20	655,647	644,908	655,647
Derivative financial instruments	37	28,893	3,547	28,893
Leases	16	7,324,126	6,907,802	7,324,126
Indirect taxes, fees and contributions payable	21	3,102	2,997	3,102
Direct taxes, fees and contributions payable	22	212,444	212,310	212,444
Deferred income tax and social contribution	10	-	78,230	-
Provision for legal and administrative proceedings	24	886,947	703,522	886,947
Pension plan and other post-employment benefits	38	7,346	5,782	7,346
Authorizations payable	19	232,940	237,723	232,940
Deferred revenues	23	755,488	827,182	755,488
Other liabilities		62,783	39,253	62,783

Shareholders' equity	25	23,182,745	22,058,807	23,182,745
Share capital		13,477,891	13,476,172	13,477,891
Capital reserves		397,183	36,154	397,183
Profit reserve		9,317,356	8,550,298	9,317,356
Equity valuation adjustments		(4,848)	(3,817)	(4,848)
Treasury shares		(4,837)	-	(4,837)

See the accompanying notes to the individual and consolidated financial statements

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENTS OF INCOME
Years ended December 31, 2020 and 2019
(In thousands of reais, unless otherwise indicated)

		Parent company		Consolidated
	Notes	2020	2019	2020

Net revenue	27	17,267,812	17,377,194	17,267,812

Cost of services rendered and products sold	28	(7,996,615)	(7,433,731)	(7,996,615)
Gross income		9,271,197	9,943,463	9,271,197

Operating revenues (expenses)
Sales	28	(4,443,027)	(4,986,289)	(4,443,027)
General and administrative	28	(1,656,267)	(1,693,104)	(1,656,267)
Other revenues (expenses), net	29	(356,986)	1,322,690	(356,986)
		(6,456,280)	(5,356,703)	(6,456,280)

Operating income		2,814,917	4,586,760	2,814,917

Financial revenues (expenses):
Financial revenues	30	432,287	1,427,500	432,287
Financial expenses	31	(1,232,781)	(1,238,655)	(1,232,781)
Foreign exchange variations, net	32	(6,783)	(882)	(6,783)
		(807,277)	187,963	(807,277)
Income before income tax and social contribution		2,007,640	4,774,723	2,007,640

Income tax and social contribution	33	(163,950)	(914,561)	(163,950)

Net income for the year		1,843,690	3,860,162	1,843,690

Earnings per share attributable to Company's shareholders (in R$ per share)

Basic earnings per share	34	0.08	0.09	0.08

Diluted earnings per share	34	0.08	0.09	0.08

See the accompanying notes to the individual and consolidated financial statements.

TIM S.A. and TIM S.A. and SUBSIDIARY STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2020 and 2019
(In thousands of reais)

	Parent company		Consolidated
	2020	2019	2020

Net income for the year	1,843,690	3,860,162	1,843,690

Other components of the comprehensive income
Item that will not be reclassified to income (loss):
Pension plans and other post-employment benefits	(1,562)	(2,932)	(1,562)
Deferred taxes	531	997	531
Total comprehensive income for the year	1,842,659	3,858,227	1,842,659

See the accompanying notes to the individual and consolidated financial statements.

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Year ended December 31
(In thousands of reais)
			Profit reserves
	Capital	Capital reserve	Legal reserve	Expansion reserve	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at January 01, 2020	13,476,172	36,154	952,486	5,985,793	1,612,019	-	(3,817.00)	-	22,058,807

Total comprehensive income for the year
Net income for the year	-	-	-	-	-	-	-	1,843,690	1,843,690
Effect of the amount of post-employment benefit recorded directly in the subsidiary’s shareholders’ equity (note 13)	-	-	-	-	-	-	(1,031)	-	(1,031)
Total comprehensive income for the year	-	-	-	-	-	-	(1,031)	1,843,690	1,842,659

Total contribution from shareholders and distribution to shareholders
Incorporation of a company from TIM Group (note 1)	1,719	353,604		-					355,323
Stock options (note 25.b)	-	7,425	-	-			-	-	7,425
Purchase of treasury shares, net of disposals	-	-	-	-		(4,837)	-	-	(4,837)
Allocation of net income for the year:
Legal reserve (note 25)	-	-	83,708	-			-	(83,708)	-
Interest on shareholders’ equity (note 25)	-	-	-	-				(1,083,000)	(1,083,000)
Allocation to tax benefit reserve (note 25)	-	-			169,541		-	(169,541)	-
Allocation to expansion reserve (note 25)	-	-	-	507,441			-	(507,441)	-
Unclaimed dividends (note 25)	-	-	-	6,368			-	-	6,368

Total contribution from shareholders and distribution to shareholders	1,719	361,029	83,708	513,809	169,541	(4,837)	-	(1,843,690)	(718,721)
Balances at December 31, 2020	13,477,891	397,183	1,036,194	6,499,602	1,781,560	(4,837)	(4,848)	-	23,182,745

See the accompanying notes to the individual and consolidated financial statements.

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31
(In thousands of reais)
			Profit reserves
	Capital	Capital reserve	Legal reserve	Expansion reserve	Tax incentive reserve	Equity valuation adjustments	Retained earnings	Total
Balances at December 31, 2018	13,476,172	33,363	769,187	3,686,091	1,417,858	(1,882)	-	19,380,789

Total comprehensive income for the year
Net income for the year	-	-	-	-	-	-	3,860,162	3,860,162
Effect of the post-employment benefit amount recorded directly in shareholders’ equity	-	-	-	-	-	(1,935)	-	(1,935)
Total comprehensive income for the year	-	-	-	-	-	(1,935)	3,860,162	3,858,227
Total contribution from shareholders and distribution to shareholders
Stock options (note 25.b)	-	2,791	-	-		-	-	2,791
Purchase of treasury shares, net of disposals	-	-	-	-		-	-	-
Allocation of net income for the year:
Legal reserve (note 25)	-	-	183,300	-		-	(183,300)	-
Interest on shareholders’ equity (note 25)	-	-	-	-			(1,183,000)	(1,183,000)
Allocation to tax benefit reserve (note 25)	-	-	-		194,161	-	(194,161)	-
Allocation to expansion reserve	-	-	-	2,299,701		-	(2,299,701)	-
Total contribution from shareholders and distribution to shareholders	-	2,791	183,300	2,299,701	194,161	-	(3,860,162)	(1,180,209)
Balances at December 31, 2019	13,476,172	36,154	952,486	5,985,792	1,612,019	(3,817)	-	22,058,807

See the accompanying notes to the individual financial statements.

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Years ended December 31
(In thousands of reais)

		Parent company		Consolidated
	Note	2020	2019	2020
Operating activities
Income before income tax and social contribution		2,007,641	4,774,723	2,007,641
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization		5,527,012	5,128,981	5,527,012
Residual value of written-off fixed and intangible assets		(88,085)	32,412	(88,085)
Interest on asset retirement obligation		(284)	226	(284)
Provision for administrative and judicial proceedings	24	333,724	498,698	333,724
Inflation adjustment on deposits and administrative and judicial proceedings		131,253	149,631	131,253
Interest, inflation adjustment and foreign exchange variations on loans and other financial adjustments		166,057	(1,062,473)	166,057
Interest on leases payable	31	910,691	821,463	910,691
Interest on leases receivable	30	(10,698)	(6,422)	(10,698)
Provision for expected credit losses	28	552,817	748,291	552,817
Stock options	26	2,588	2,791	2,588
		9,532,716	11,088,321	9,532,716
Decrease (increase) in operating assets
Trade accounts receivable		(390,087)	(1,025,731)	(390,087)
Recoverable taxes and contributions		1,260,949	(1,618,971)	1,260,949
Inventories		(43,325)	(20,219)	(43,325)
Prepaid expenses		20,928	99,636	20,928
Judicial deposits		203,567	252,045	203,567
Other assets		(111,003)	2,093	(111,003)
Increase (decrease) in operating liabilities
Labor obligations		53,667	8,182	53,667
Suppliers		(818,989)	(396,388)	(818,989)
Taxes, fees and contributions		(320,674)	56,781	(320,674)
Authorizations payable		(10,871)	(100,182)	(10,871)
Payments of lawsuits and administrative proceedings	24	(413,635)	(645,021)	(413,635)
Deferred revenues		(87,188)	(204,355)	(87,188)
Other liabilities		(132,606)	(101,507)	(132,606)
Cash generated by operations		8,743,449	7,394,684	8,743,449
Income tax and social contribution paid		(69,578)	(161,505)	(69,578)
Net cash generated by operating activities		8,673,871	7,233,179	8,673,871

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Years ended December 31
(In thousands of reais)

		Parent company		Consolidated
	Note	2020	2019	2020

Investing activities
Marketable securities	(1,428,888)	130,532	(1,428,888)
Cash from the merger of TIM Participações	21,959	-	21,959
Paid-up capital - FiberCo (note 1)	-	-	1
Additions to property, plant and equipment and intangible assets	(3,891,306)	(3,853,484)	(3,891,306)
Receipt of leases	4,879	9,100	4,879
Net cash (invested in) generated by investment activities	(5,293,356)	(3,713,852)	(5,293,355)

Financing activities
New loans	1,800,000	1,000,000	1,800,000
Amortization of loans	(1,806,922)	(723,500)	(1,806,922)
Interest paid on loans	(72,643)	(96,649)	(72,643)
Leases payments	(927,903)	(800,621)	(927,903)
Interest paid on leases	(794,391)	(785,091)	(794,391)
Derivative financial instruments	(134,360)	32,761	(134,360)
Dividends and interest on shareholders’ equity paid	(1,153,054)	(937,542)	(1,153,054)
Net cash invested in financing activities	(3,089,273)	(2,310,642)	(3,089,273)

Increase (decrease) in cash and cash equivalents	291,242	1,208,685	291,243

Cash and cash equivalents at the beginning of the year	2,284,048	1,075,363	2,284,048
Cash and cash equivalents at the end of the year	2,575,290	2,284,048	2,575,291

See the accompanying notes to the individual and consolidated financial statements.

TIM S.A.
STATEMENT OF ADDED VALUE
Years ended December 31, 2020 and 2019
(In thousands of reais)
	Parent company		Consolidated
	2020	2019	2020
Revenues
Gross operating revenue	24,346,101	25,182,832	24,346,101
Other revenues	-	1,795,000	-
Losses on doubtful accounts	(552,817)	(748,291)	(552,817)
Discounts granted, returns and others	(2,543,707)	(2,865,658)	(2,543,707)
	21,249,577	23,363,883	21,249,577
Inputs acquired from third parties
Cost of services rendered and goods sold	(2,641,923)	(2,575,465)	(2,641,923)
Materials, energy, outsourced services and other	(2,949,673)	(3,294,865)	(2,949,673)
	(5,591,596)	(5,870,330)	(5,591,596)
Retentions
Depreciation and amortization	(5,527,012)	(5,128,982)	(5,527,012)
Net added value produced	10,130,969	12,364,571	10,130,969
Added value received as transfer
Financial revenues	796,406	1,515,657	796,406
	796,406	1,515,657	796,406
Total added value payable	10,927,375	13,880,228	10,927,375

Distribution of added value
Personnel and charges
Direct remuneration	552,749	511,231	552,749
Benefits	196,124	177,944	196,124
FGTS	60,722	58,169	60,722
Other	42,498	105,673	42,498
	852,093	853,017	852,093
Taxes, fees and contributions
Federal	1,906,223	3,048,980	1,906,223
State	3,791,380	3,907,156	3,791,380
Municipal	114,390	111,860	114,390
	5,811,993	7,067,996	5,811,993
Third-party capital remuneration
Interest	1,601,595	1,326,073	1,601,595
Rents	813,175	768,773	813,175
	2,414,770	2,094,846	2,414,770
Other
Social investment	4,829	4,207	4,829
	4,829	4,207	4,829
Remuneration of shareholders’ equity
Dividends and interest on shareholders’ equity	1,083,000	1,183,000	1,083,000
Retained earnings	760,690	2,677,162	760,690
	1,843,690	3,860,162	1,843,690

See the accompanying notes to individual and consolidated financial statements.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

COMMENTS ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

Dear Shareholders,

The management of TIM S.A. ("TIM S.A.", "Company" or "TIM") presents the Management Report and Analysis of 2020 Results, together with the Individual and Consolidated Financial Statements and the Independent Auditors’ Report for the fiscal year ended on December 31, 2020.

The Financial Statements have been prepared in accordance with Brazilian Standards and the International Financial Reporting Standards (IFRS), as defined by the IASB.

The operational and financial information for 2020, unless when stated otherwise, is presented in Brazilian Reais (R$) based on consolidated amounts and pursuant to the Brazilian Corporate Law.

Due to the reverse merger of TIM Participações S.A. by TIM S.A. (former wholly owned subsidiary of TIM Participações S.A.) at the end of August 2020, 2020 full year results present TIM S.A.’s figures, in accordance with said company’s Financial Statements. In order to provide an adequate comparison from the economic standpoint, 2019 data disclosed reflect that in TIM Participações’ financial statements as of December 31, 2019.

Company Profile

TIM S.A. is a publicly-held company with shares traded on the São Paulo Stock Exchange (B3) and with American Depositary Receipts (ADRs) listed on the New York Stock Exchange (NYSE). In 2020, for the thirteenth consecutive year, TIM was included in the select group of companies comprising the Corporate Sustainability Index (ISE), reinforcing its commitment to economic, social and environmental sustainability. Moreover, TIM is the only telecommunications company to participate in Novo Mercado, a listing segment acknowledged for complying with B3's highest corporate governance levels.

TIM S.A. is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia group. Through the sharing of experiences and the adoption of a good practices policy, the Company exchanges experiences with its parent company and accumulates synergies that benefit all its clients. TIM operates in the mobile, fixed and long-distance telephony, as well as data transmission markets throughout Brazil and in the ultra-broadband market encompassing certain states of the country.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

1. Message from the Management

The year 2020 was marked by the pandemic of COVID-19, which imposed great challenges on society as a whole, with impacts on public health and economics. Measures to combat the pandemic through isolation and social distance have substantially affected the daily lives of our customers and our operations, with repercussions on marketing, customer service and the management of our network. As challenging as this context was, the Company proved to be antifragile, reinvented itself and presented solid results at the end of 2020.

Pandemic Challenges and TIM's Response

The pandemic impacts were mainly concentrated at the end of the first quarter and throughout the second, and imposed (i) the closing of points of sale, with a reduction in our commercial activity; (ii) transition to a 100% virtual work model; (iii) alteration of voice and data traffic on our network; (iv) change in the relevance of telecommunications services for customers' lives; and (v) less economic activity and income availability. To manage this situation and turn it into an evolution, for TIM, it was necessary to focus on execution, with agility in decision making, prioritization and digital courage.

TIM's response was based on supporting its employees, customers and society in general, carrying out, among others, the following measures:

•	For employees: 99.9% of employees were allocated under the teleworking scheme, supported by digital tools that the Company already used. In addition, medical and psychological support was made available to employees, along with a participatory approach to decision making regarding return to the offices;
•	For customers: adjustments were made to our network, prioritizing the quality and continuity of services in residential areas and with the presence of health institutions. We expanded the digital channels, whether for sale or for customer service, and completed our support, with flexible collection rules and payment terms;
•	For society: in a joint effort with the other operators, TIM provided a tool to monitor the displacement of the population through the cities, which made it possible for public entities to monitor the levels of social isolation. The services provided by the Ministry of Health through the application of the Sistema Único de Saúde - SUS and Caixa Econômica Federal, for emergency assistance were encouraged and prioritized. Together, the operators also ran national campaigns to clarify and encourage the adoption of disease prevention measures.

Antifragile: Turning Adversity into Opportunities

If the first semester was marked by the most serious impacts of the pandemic, the second showed a recovery in the annual growth rate of service revenue (+1.6% in 2H versus -0.9% in 1H) to end the year with growth positive 0.4%, versus 2019. The rapid migration to a virtual work model for the almost 10,000 employees showed productivity gains throughout the Company, which were fundamental for this evolution in performance.

Among the initiatives implemented in 2020, the following stand out; (i) the continuous evolution of the volume-to-value approach; (ii) the introduction of new offer concepts such as TIM + Vantagens, the Market Place for Entertainment and the combo with financial services from Banco C6; (iii) the

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

reduction in churn and recovery in the addition of customers; (iv) the solid execution in our operation and broadband; (v) the continuous advancement of our network and IT infrastructure; and (vi) the relentless pursuit of cost efficiency and investments.

The positive impacts of these initiatives were evident in the results of the different business lines:

•	From the point of view of Mobile Services, revenue recovered with good dynamics and ended the year in relative stability (-0.2%) against the year of 2019. This recovery was reflected both in the Prepaid and Postpaid segments:
o	Prepaid: (i) recovery of the number of rechargers, closing the year slightly below the level of 2019; (ii) 4.9% YoY growth in ARPU; and (iii) reduction in the level of disconnections in the fourth quarter.
o	Postpaid: (i) return to positive net adds in the fourth quarter; (ii) 3.4% growth in ARPU (ex-M2M); (iii) reduction by 1 p.p. churn over 12 months; and (iv) recovery in “V” in the annual growth of Postpaid revenue.

•	Residential broadband was one of the highlights of the year, maintaining strong revenue growth, while adjustments to the operation accelerated the rollout of coverage and the acquisition of customers (+80 thousand customers throughout 2020). The geographical expansion initiated in 2018 continued, and we ended the year serving 33 municipalities, 27 of which in FTTH in addition to 7 administrative regions. The focus on offering value to customers, offering broadband in optical fiber and content through partnerships with applications, enabled the ARPU to grow more than 8% YoY, while TIM Live once again won the award for best broadband service in the country by Estadão newspaper.

The development of our infrastructure is a fundamental pillar of the strategy to improve the customer experience. Therefore, in 2020 we placed an emphasis on ensuring connectivity for our customers and expanding residential broadband service.

For another year, TIM ensured its leadership in 4G, having the largest and best coverage in this technology. We closed 2020 with more than 3,877 thousand cities and set a goal to cover all municipalities in the country by 2023. Our mobile network was once again certified as a leader in 4G availability and experience by OpenSignal.

In the fixed network, we exceeded the mark of 108 thousand kilometers of optical fiber in backbone and backhaul, demonstrating our commitment to the improvement of our transport network. We also expanded our coverage of the TIM Live residential broadband service, reaching 3.2 million households in FTTH and 6.4 million total households.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

Efficiency and Cash Generation

The efficiency approach is increasingly in the culture of the entire Company, permeating the different processes in all areas. In addition, the digital transformation process, which has an impact on both the Company's costs and customer satisfaction, continues at great speed, with significant results in the adoption of digital channels such as the Meu TIM app (+ 12% in the number of unique users on the platform), electronic payments (75% of adoption, +10 p.p. versus 2019), digital invoices (77% adoption, +11 pp versus 2019), leadership in payments through the PIX platform, among telecommunications operators, amid other indicators. In the past two years, this transformation has contributed to an average cost reduction of more than 10% in the lines affected by the projects.

In 2020, the reduction in the level of bad debt (2.3% of Gross Revenue) also contributed to an excellent performance in expenses, which directly reflected the increase in relevance that the telecommunications service gained in the customers' view. All collection curves improved over the 12 months, closing the year above 90%.

The combination of all these factors on the operational and financial fronts produced, once again, the highest EBITDA in TIM's history, reaching R$ 8.4 billion, with a margin of 48.5% in the year, and also an excellent level of operating cash flow of R$ 4.6 billion. As a result, we closed the year with a solid financial position, a strong cash position of more than R$ 4.6 billion and low indebtedness.

Conclusion and Perspectives

The capacity to act quickly and assertively, taking advantage of opportunities brought by the changes imposed by the external environment and keeping the focus on executing the strategy were the hallmarks of 2020. This combination made it possible to deliver the main goals defined for the year, even in a highly challenging scenario and many uncertainties.

The expectation for the year 2021 is to accelerate the recovery process, both in terms of the economy in general and the results of the Company itself. We hope to increasingly capitalize on initiatives on the digital transformation and new business fronts that, combined with the evolution of the mobile segment consolidation process and definitions of 5G technology, will create great opportunities for TIM and the telecom industry.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

2. Economic and Industry Overview

2.1 Macroeconomic Scenario

Despite the positive outlook for 2020, the year has been substantially impacted by the atypical and unpredictable new Coronavirus - COVID 19 pandemic, that brought, in addition to an immeasurable human onus, an expressive burden for Brazilian and the World’s economy. Such impact can be verified in the drop of Brazilian Gross Domestic Product (GDP) projections of -4.36% for the period, according to the latest FOCUS report1 for 2020, compared to an expected growth of 2.30% in the first FOCUS report2 for the same year.

However, after a devastating first semester, when pandemic caused the closing of business, a strong reduction in mobility and large capital outflow, which had already begun in 2019, the scenario has changed during the second semester, with emphasis for the strong GDP growth in the third quarter, boosted by an uneven recovery between the industries, with manufacturing and commerce with average levels above the pre-crisis period and services still significantly low. Activity level did not resume to 2019 levels at year end, but the drop was lower than projected in mid-2020.

Inflation, measured by the Extended Consumer Price Index (IPCA), ended 2020 at 4.52%3, highest annual rate since 2016. IPCA exceeded the midpoint of the target, which was 4.00% for the year. Inflation was mostly impacted by a rise in the price of Food and Drink, up by 14.09% in the year, and the largest contribution for the inflation measured by the index.

On the currency front, the US Dollar appreciated sharply vis-à-vis the Brazilian Real in 2020, ending the year at R$ 5.194 after reaching R$5.935 in May, the highest nominal exchange rate since the implementation of the Brazilian Real. The rate showed strong volatility during the year amid factors such high tax risk from a sharp increase in public spending due to the pandemic, the halt in the tax and administrative reforms, as well as the SELIC rate reaching the historical minimum level, which contributed to a strong exchange rate variation during the year. The trade balance ended the year with a US$ 50.9 billion6 surplus, up by 8.3% compared to 2019, the industries’ performance by the daily average shows growth of 6% in agriculture and cattle raising, drop of 2.7% in extractivism and of 11.3% in heavy industry.

As to the international scenario, the beginning of the COVID-19 vaccination in most countries, which is perceived as the beginning of the return to normalcy, coupled with the election of Joe Biden as the President of the United States, possibly due to a perspective of reducing international tensions, although the expectation of an agreement in the House of Representatives concerning the new tax package has not yet materialized, are factors that weight in to an increase in projections for global economy growth, which posted a strong recovery in the 3rd quarter of 2020. The GPD of the countries part of the Organization for Economic Co-operation and Development (OEDC) has fallen 10.5% in the second quarter however it has increased 9% in the third. IMF has reviewed its projection for global economy growth in 2020 from -5.2% to -4.4%7

1 Estimated by the FOCUS report issued by the Central Bank (BACEN) on December 31, 2020.

2 Estimated by the FOCUS report issued by the Central Bank (BACEN) on January 3, 2020.

3 Source: Brazilian Institute of Geography and Statistics.

4 Source: Brazilian Central Bank

5 Source: Brazilian Central Bank

6 Source: Ministry of Economy

7 Source: Institute of Applied Economic Research

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

2.2 Particularities of the Telecommunications Industry

The Brazilian telecommunications industry is marked by strong competition and by the effective regulation of the National Telecommunications Agency (ANATEL), whose mission is "to foster the development of the country's telecommunications, in order to provide it with a modern and efficient telecommunications infrastructure, capable of providing the society with adequate, diversified and fair-priced services throughout the entire country.”

However, such strategy has been impacted by fiercer competition in the Brazilian market, seen in the presence of more aggressive offers considering the content provided to clients and a reduction in the prices offered by operators in general, which to a certain extent limited the Company's capacity to pass on cost increases or to propose adhesion to higher value offers.

Despite the impacts from the severe crisis brought by the new COVID-19 pandemic and all restrictive actions imposed to contain its spread, the industry maintained the growth trend in data consumption, requiring operators to adapt their network, facing challenges to deliver an even more robust infrastructure, amid an environment of more rational investments, with site densification projects, frequency refarming and aggregation of carriers in two or three frequencies. Furthermore, TIM continues to boost sharing initiatives focused on 4G and network transportation. This evolution in the Company`s network allows the significant expansion of 4G network traffic, providing customers with a better user experience, both in terms of performance, with faster download and upload speeds and lower latency, and indoor coverage and greater penetration.

The expectation of a new ANATEL auction related to the 5G technology has brought up local discussions. The implementation of this technology will bring highly significant results, enabling new business models, encouraging an increasingly connected society and clearing the way for the implementation of advances in research and development.

Lastly, the growing demand for Fixed Broadband has consolidated the perception of internet access as an essential resource for the population, which has been confirmed by customer base expansion and TIM Live's net additions.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

3. TIM Services

3.1 Business

TIM is recognized by its strong brand and the reputation of an innovative and disruptive company, capable of meeting the market’s new consumption standards market. The proactive approach allows the Company a leading position in the transformation of the business model in telecommunications. The change in the customers' consumption profile and the emergence of new technologies foster a rupture in the telecommunications industry, based on the consumption of data, contents and digital services.

The offers' pioneering and innovative spirit are the Company's trademarks, which has a complete portfolio both for individual clients and corporate solutions for small, medium and large companies. In addition to the traditional voice and data services, TIM offers fixed ultra-broadband, TIM Live and fixed broadband service through the mobile network, utilizing WTTx technology and 5GDDS (under testing), and also seeks new sources of revenue, through pioneering initiatives in new business fronts, such as financial services and customer base monetization, mobile advertising and IoT.

Also, in the portfolio, the Company offers a series of digital contents and services in its packages, increasing the mobile devices' functionalities within its customers’ routines. The capacity to manage a complete and diversified portfolio gives TIM the possibility to offer customized packages to its customers and propose convergent offers in certain regions.

As proof of this advantage, in 2020, TIM entered into the first partnership between a telecom company and a digital bank. Offers launched together with C6 Bank add advantages to the portfolio, by providing more convenience and adding new experiences to Control and Postpaid plans offers. Another important innovation launched in the year was targeted at TIM Black Família customers, who now rely on a marketplace for OTT services, offering a greater flexibility to choose the entertainment content included in their plan and the distinguished service of the TIM Concierge. Innovative offers coupled with solid operation has ensured the portfolio’s advantage and greater acquisition quality.

3.2 Strategy:

TIM’s 2020 strategy was based on five pillars indicated below, each focused on the Company’s main stakeholders (customers, employees and shareholders) and, together, they aim to redesign customer experience and make TIM the best choice by market value, supported by its leading position in mobile ultra-broadband and its variety of innovative offers:

▪	Move from volume to value: change from a volume-driven strategy to a value-based approach, sustaining the healthy growth of mobile telephony business, leveraging customer experience;

▪	Improve efficiency: adopt an operational model based on exchange-to-exchange (E2E) to improve cash costs, digital leverage and the automation and evaluation of production or purchase business model, which allows determining whether a task should be performed in-house or outsourced based on productivity.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

▪	Monetizing beyond core: create new revenue flows from alternative business models, such as mobile financial services and mobile digital advertisement, geared towards monetizing our customer base;

▪	Improve technology and operations: tackle structural challenges and prepare our technology and operations for future developments (that is, monetizing network and 5G data), focused on differentiation and efficiency; and

▪	Explore fixed broadband opportunities: approach, from the financial standpoint, growth and unexplored demand in the broadband market, leveraging not only customer experience but also the return on invested capital.

All five strategic pillars mentioned above are directly linked to our commitment to user experience, which is one of the three founding pillars of the TIM brand (including innovation and quality). This is the proposed structure’s main purpose, in which the customer is in the center of the decision-making process.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

4. Human Resources

The Human Resources Department is structured to ensure the best practices in people management, to support the evolution process at the Company, aligned with the technological transformations and business challenges that include the commitment to sustainability and promotion of diversity and inclusion.

It is fundamental to rely on an engaged team to exceed challenges and fetch better results. At TIM, the relationship of transparency and respect with all levels strengthens the pride of belonging and the clarity about our direction. These factors are differential in the development of our employer brand.

In 2020, we achieved another record of adhesion (97%) in the Climate and Engagement Survey. This growth reflects our commitment to listening to people and the credibility of the Climate Management process at TIM.

Some practices were highlighted in the annual Climate and Engagement Survey, which showed significant results, such as the increase in general favorability by 3 percentage points, reaching 84%, and placing TIM 12p.p. above Mercer's Global Telecom Market, a consulting partner responsible for research.

Among the dimensions highlighted in the comparison with 2019, the biggest developments (equal to or greater than 7 p.p.) are in Process Improvement, Healthy Work Environment, Career and Ability to Achieve Goals. This confirms that the actions taken during the year 2020 were perceived positively by our employees.

The results of the Climate and Engagement Survey at TIM in 2020 consolidate the team's high engagement and also indicate that in 2021 we need to focus on specific areas that are not on the same level as TIM and that there is an opportunity for improvement. In addition, it will be necessary to investigate the most critical areas in recognition and reward, in order to act on people's perception of perceived remuneration.

The culture of integrity and attractive careers also stand out among the factors most recognized by our team, reflecting the high engagement and success of actions such as TIM Talks Experience 2020 and Diversity and Inclusion campaigns.

4.1. People

TIM ended 2020 with 9,421 employees across Brazil. The employees, with their stories and knowledge, represent the Company's intellectual capital and are the engines of business development.

Approximately 70.1% of the employees have completed higher education or attend college and 10.0% have postgraduate degrees. The numbers and results show that TIM has a diverse and highly-qualified staff to meet its challenges. The workforce is complemented by 68 interns and 234 young apprentices.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

4.2. Development and Training

TIM employees have access to a well-structured training and development offer to evolve within the company and build a successful career. TIM invested more than R$ 10.8 million in training and development of its employees in 2020.

To guide the careers of its employees, TIM identifies and monitors individual performance to guide activities with more assertiveness. The Company evaluates the dedication and differentiated performance of its professionals through different performance management tools and encourages and provides opportunities for development and learning.

Here at TIM, throughout the year 2020 we focused on supporting the company's evolution and transformation towards the TELCO digital model, with a specific focus on the development of new capabilities, necessary to achieve the objectives of the company's strategic and industrial plan. The objective has also been to strengthen and disseminate digital and social learning approaches, consistent with the accelerations brought about by the pandemic situation, as well as to develop specific programs for selected audiences and themes. Thus, we are able to offer our employees the best training and distance learning initiatives.

Among the programs that stood out the most, are:

TIM Talks: We offer all employees a 4-week program of innovative learning experiences, covering topics related to business, technology, environment, health, diversity and inclusion, skills of the future, among others, also enabling society to participate with events open to the outside.

Internship Program: To attract the best students in the market and train our future professionals, the Internship Program brings students to TIM with energy, determination, initiative, a sense of team and, especially, interest in challenges and innovation. The program has an important focus on the assumptions of diversity and inclusion, in the context of TIM's ambitions and plans in ESG matters and is structured through a dedicated journey of training and development initiatives, including initiatives with Job Rotation and Job Shadowing, among others.

Support Plan in the context of the COVID Pandemic 19: Throughout 2020, due to the pandemic of the new coronavirus, TIM carried out training actions focused on topics such as mental, emotional, self-care, well-being and we also provide integration content in digital format. In addition, we have transformed 100% of our training actions into distance learning.

Onboarding: Considering the digital transformation processes that TIM started a few years ago, accelerated by the needs of the pandemic, a new Onboarding program was designed to engage and prepare new employees for day-to-day activities. The main changes were the creation of a new brand, the inclusion of new targets, the digitization of 100% of the contents and a new governance model. The new program will be fully implemented in the first quarter of 2021.

Because we believe that diversity and inclusion are essential for valuing and engaging people, and play a fundamental role in the innovation process, we reinforce our position and commitment to the theme through the construction of diversity and inclusion policies, programs and initiatives, aligned with the business strategy, organizational culture and appreciation of the contribution of each employee at TIM.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

In 2020, the Diversity and Inclusion Program included an annual calendar of actions, based on the UN calendar; creation of the diversity committee, formed by senior leadership; launching of affinity groups, formed by employees from all levels, areas and regions; who work together in the design and implementation of inclusive actions for the pillars of gender, LGBTI + people, race, generations and people with disabilities. A Diversity Policy was also launched with premises and guidelines for the people management processes and reinforcement of the expected behaviors and behaviors of employees, partner companies, suppliers and other stakeholders in the value chain. Because it believes that information and knowledge is the first step in breaking paradigms and prejudices, the 2020 diversity program included an integrated communication and training plan for TIM leaders and professionals, with more than 40 actions and 2,300 trained employees. TIM Convida was also launched, a 100% digital event and open to society, with the aim of connecting TIM with companies, academia, specialists and society in general in an ecosystem of dialogue and reflection on the theme. In all, 6 editions of the event were held with over 50 thousand views on Youtube.

4.3. Long-Term Incentive Plan

The Long-Term Incentive Plan aims to grant TIM S.A.s shares or options for the purchase of shares to employees of the Company and its subsidiaries, thus seeking to promote the expansion, achievement and success of corporate goals, and ensuring the alignment of interests of shareholders and TIM's management.

On August 5th, 2011, April 10th, 2014th, and April 19th, 2018, TIM Participações S.A.'s General Shareholders' Meeting (incorporated by TIM S.A. on August 31, 2020) approved the long-term incentive plans; “Plan 2011-2013”, “Plan 2014-2016” and “Plan 2018-2020”, respectively, granted to the high management and those holding key positions at the Company and its subsidiaries.

The Plans for 2011-2013 and 2014-2016 cover the granting of options for the purchase of shares, while Plan 2018-2020 provides for the granting of shares (performance shares e restricted shares).

The exercise of options from Plan 2011-2013 is subject to specific performance targets, which could stop it, while the exercise of options of Plan 2014-2016 the achievement of goals can affect only the acquisition price of the shares. The Exercise Price is calculated by applying an adjustment, upwards or downwards, to the Share Base Price, as a result of the stock performance, considering the criteria provided for in each Plan.

The 2018-2020 Plan proposes to grant shares issued by the Company, subject to the participant's permanence in the Company and performance (achievement of specific goals). The number of shares may vary, upwards or downwards, as a result of the performance and eventually the granting of dividends, considering the criteria provided for in each Grant.

The options for the 2011-2013 and 2014-2016 Plans are effective for 6 years and TIM S.A. has no legal or non-formal obligation to repurchase or settle the options in cash. For the 2018-2020 Plan, the term has the same periodicity of 3 years related to its grace period (Vesting).

As approved by the Company's General Meeting, the Plans' management is looked after by the Board of Directors, subject to the Company's By-laws.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

Specifically, for 2017, as the Company started the process to restructure its long-term incentive plan, on an exceptional basis and duly approved by the Board of Directors, the long-term incentive plan happened as bonus, with payment subject to the fulfillment of certain financial ratios at TIM and split in three annual installments.

4.3.1. Cycle for Stock Options 2011-2013

Plan	Granted Options	Exercised Options	Expired Options	Options Not Exercised

Plan 2011 - 2013	8,567,765	-3,399,832	-5,167,933	0
1st Grant	2,833,595	-1,532,132	-1,301,463	0
2nd Grant	2,661,752	-896,479	-1,765,273	0
3rd Grant	3,072,418	-971,221	-2,101,197	0

4.3.2. Cycle for Stock Options 2014-2016

Plan	Granted Options	Exercised Options	Expired Options	Options Not Exercised

Plan 2014 - 2016	8,965,119	-3,716,738	-4,931,547	316,834
1st Grant	1,687,686	-129,643	-1,558,043	0
2nd Grant	3,355,229	-1,687,378	-1,646,080	21,771
3rd Grant	3,922,204	-1,899,717	-1,727,424	295,063

4.3.3. Shares Cycle 2018-2020

Plan	Granted shares	Exercised shares	Expired shares	shares Not Exercised

Plan 2018 - 2020	2.576.648	-390.068	-503.037	1.683.543
1st Grant	849,932	-180,719	-469,619	199, 594
2nd Grant	930,662	-209,349	-33,418	687,895
3rd Grant	796,054	0	0	796,054

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

5 Network

Infrastructure is one of the Company’s strategic pillars and TIM reinforces its investment commitment in 2020, seeking to offer more and better services. Recent changes to consumption pattern, as well as the increasing demand for quality requires a structured network expansion plan, supported by more robust technical analyses regarding the consumption pattern and the customers’ needs, as well as an extensive cultural transformation.

In spectrum usage, TIM continues its successful refarming project, expanding towards the 2.1GHz frequency, aiming for more efficiency and better performance. Regarding fiber, the Company continues its network expansion project to support the ultra-broadband converging network, increasing the availability of FTTH and FTTS.

As for sites, TIM plans to increase site density by using Biosites, which are sustainable, cheaper structures that are easier to install and have no visual impact on cities. In the context of big data, the Company is constantly evolving its analytical tools from a more complete base and proactive approach, aiming for a more efficient deployment of investments.

When it comes to corporate culture, the new technologies and customer expectations break the traditional model of telecommunications operators. In this scenario, TIM seeks to develop, motivate and engage its employees so that they can perform in a dynamic, innovative and collaborative environment based on an agile and flexible operating model.

5.1 Nationwide Coverage

TIM's infrastructure has a national reach, covering approximately 95% of the Brazilian urban population, being present in almost 3,877 cities. The Company also has extensive data coverage, maintaining its leading position in 4G coverage in the country.

Out of the R$ 3.89 billion invested in 2020, 92% were dedicated to network and information technology in line with the previous years, aiming to meet the growing data consumption. Infrastructure improvement and growth are supported by different projects, among which stand out the expansion of fiber optic network (backbone, backhaul and FTTH), densification of sites, frequency refarming and the aggregation of carriers in two or three frequencies, depending on the geographic location. Moreover, TIM has advanced its sharing initiatives focused on 4G and network transportation.

Among the main projects underway focused on the modernization and the continuous enhancement of our infrastructure, we highlight:

▪	Commitment to expand the 4G coverage to all Brazilian cities by 2023;
▪	Installation of multiple data centers to enhance experience, being 14 DCC (Data Center Core) and 19 DCE (Data Center Edge) - total of 33 at the end of 2020;
▪	Expansion of 4.5G coverage to 1,350 cities in 2020;
▪	Expansion of 700MHz frequency 4G use for 3,294 cities by the end of the year;
▪	Expansion of VoLTE, available in 3,860 cities;
▪	Extension of refarming of 2.1 GHz frequency in 4G, reaching 329 cities;
▪	Infrastructure virtualization project;

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

▪	Mobile infrastructure sharing agreement with Vivo, geared towards efficiency in Capex and Opex allocation;
▪	Expansion of network capacity through the Massive MIMO solution;
▪	Consolidation of NB-IoT network present in more than 3,469 municipalities by the end of 2020, enabling the creation of IoT solutions in big cities as well as in distant municipalities.

For another year, TIM maintains the leadership in 4G coverage, reaching 3,877 cities (95% of the country's urban population). The 20% YoY surge in network elements for this technology reinforces the Company's commitment to the evolution of the mobile network's infrastructure quality and capacity. As a result, 4G data traffic reached 90%, up by 5 p.p. compared to the previous year.

Moreover, the use of 700Mhz frequency in the development of LTE network continues to evolve, providing customers with a better user experience, both in terms of performance, with faster download and upload speeds and lower latency, and in indoor coverage and greater penetration.

In the end of 2020, TIM had 21,950 sites, 81% of which connected via high capacity backhaul in the same period.

In terms of transportation infrastructure, the Company reached 108,000 km of fiber optic for backbone and backhaul, a 7.5% expansion YoY.

The expansion of fixed broadband coverage evolved positively throughout 2020, surpassing 3.2 million homes passed with FTTH while FTTC ended the year at 3.7 million units. This totals 6.4 million homes passed in 35 cities (FTTH +FTTC)8.

Finally, with 1,668 active Biosites at the end of 2020, the development of Biosite installation projects is also aligned with the Company's corporate social responsibility values. These structures provide a solution for the densification of the mobile access network (antennas/towers) with an extremely low visual and urban impact. Biosites also contribute to the harmonization with the environment and urban infrastructure – having a multifunctional capability of aggregating telecommunications transmission, lighting and security cameras –, besides being cheaper and faster to install.

8 (+) Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Betim (MG), Contagem (MG),Brasília (DF), Taguatinga (DF), Samambaia (DF) and Ceilândia (DF).

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

Currently, the Company is authorized to use more than 110 MHz, with 36 MHz in frequencies below 1 GHz distributed as follows:

Average Spectrum Weighted by Population
700 MHz	850 MHz	900 MHz	1,800 MHz	2,100 MHz	2,500 MHz
20	11	5	35	22	20

5.2 Quality and Customer Experience

In a year of social distancing and the closing of brick-and-mortar stores in several Brazilian regions, the need to strengthen digital channels and the quality of customer caring processes became even more important. Therefore, mechanisms developed to simplify self-service and boost digital sales channels have been showing positive results.

Regarding sales, in 2020, pure postpaid acquisitions increased by 31.7% YoY, while consumer Control was up by 1.9% YoY and digital sales for TIM Live rose 11.2% YoY. Furthermore, digital recharges mix continued to gain relevance, with a 2 p.p. growth YoY.

In terms of customer caring processes, Meu TIM app remains a key tool to simplify processes, providing customers with greater transparency and control to manage their plans. The 12.3% YoY growth in the app’s monthly average of unique users demonstrates customer’s increasingly acceptance of this channel. Accordingly, the 36.4% YoY decline in human interactions also reinforces the channel’s importance, reducing dependency on call centers.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

Another ingenious initiative explored by the Company is the use of artificial intelligence at the customer service center. These innovations bring benefits to customers, by implementing tools that can automatically detect possible problems in the services provided to the users, suggesting corrective measures or solving them. TIM’s cognitive self-service provide voice responses, in natural language and in real time, to consumers’ doubts or problems about the benefits of each plan, invoice payment, in addition to other services such as hiring data service, unblock lines, question information and others. In 4Q20, we had on average 3.5 million self-services per month through the cognitive assistant. In 2020, over 22 million calls began to be handled by the new Cognitive IVR.

As a result, 4G data traffic surpassed 90% (5 p.p. up) compared to the previous year.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

6 Operational performance

6.1 Overview of the Brazilian Market

In 2020, mobile market reported a change of 292% YoY. A total base growth pace seen for the last time in 2015, when postpaid segment began its consolidation. In the past 12 months, postpaid net additions reached 9.6 million users (63% were human postpaid lines) and surpassed the 2.3 million drop in prepaid users for the first time in 5 years.

6.2 TIM’s performance

The postpaid base ended the year with 21.8 million lines (+1.7% YoY), 82.6% of which are human postpaid lines and 17.4% are M2M lines. In the period, this segment’s mix over total base reached 42.4% (+3.0 p.p. YoY).

Human postpaid reached net additions of 216,000 users in the year, ending 4Q20 with 18.0 million lines (+1.2% YoY). The first quarter, since the beginning of the social distancing measures caused by the pandemic, in which commercial operations maintained their pace. Therefore, the period’s result was positively impacted by gross additions growth (+18.9% QoQ and +3.5%YoY). Churn posted a new decrease, -1.0 p.p. YoY on the monthly rate, surpassing, already in 2020, the result forecast for 2022, according to the Company’s most recent three-year plan.

The prepaid base closed 2020 with 29.6 million users. Following the mobile market dynamics, net disconnections reached 3.4 million users in the past 12 months presenting a downturn, result of a significant reduction in the segment’s churn (-25.4% YoY). Positive net additions in the quarter, spending maintenance and the recovery in rechargers have been key for a positive evolution in the segment’s results since its most severe period.

Breakdown of customer base by technology:

•	The 4G base ended the period with 42.0 million users, maintaining its continuous growth trend (+7.7% YoY);
•	The M2M and Data Terminal base ended the quarter with 3.8 million users, +4.1% YoY.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

6.3 Fixed Segment:

TIM Live base totaled 645,000 customers in 2020 (+14.0% YoY). Net additions in FTTH technology came to 131,000 in the full year. We ended the year in 34 cities with FTTH (+47.8% YoY), being 27 cities and 7 administrative regions.

The strategy of offering a distinguished standalone broadband service, with an OTT friendly approach, is shown in a strong result - with a positive evolution of higher value plans in the base mix (+16.2 p.p. YoY).

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

7 Financial Performance

To better represent the financial performance and commercial trends, TIM normalizes some accounts of its Financial Statements, eliminating the impact of non-recurring items. These movements are mentioned whenever required.

Note: due to the reverse merger of TIM Participações S.A. by TIM S.A. (former wholly owned subsidiary of TIM Participações S.A.) by the end of August 2020, 2020 full year results present TIM S.A.’s figures, in accordance with the company’s financial statements (ITR and DFP). In order to provide an adequate comparison from the economic standpoint, 2019 data disclosed reflect that in TIM Participações’ financial statements as of 2019.

7.1 Operating Revenue

In 2020, Net Revenues totaled R$ 17,268 million, down by 0.6% YoY, reflecting reduced commercial activities due to the Covid-19 pandemic, which caused a 22.7% drop in Product Revenues. Despite the challenging macroeconomic scenario imposed by the pandemic, Net Service Revenues ended the year with a slight 0.4% increase, reflecting the gradual recovery trend throughout the second semester.

Breakdown of Net Revenues and other highlights are presented below:

Mobile Service Revenues (MSR) decreased R$38 million, or 0.2%, reaching R$15,610 million in the fiscal year ended December 31, 2020. This figure was mainly due to the sharper drop in prepaid segment, with a reduction in rechargers in the segment, in addition to reduced commercial activities in postpaid, an effect of the economic fallout of the COVID-19 pandemic.

Client Generated Revenues (CGR) composed by Local Voice Revenues, Long Distance Voice and Data & Content declined 0.1% YoY in 2020, driven by the same factors that impacted MSR.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

Interconnection Revenues grew 10.7%, reaching R$ 528 million in the fiscal year ended December 31, 2020. The result was impacted by a higher MTR rate (Mobile Termination Revenue +10.2% YoY) and an increase in incoming traffic (+12.1% YoY). After successive cuts to MTR, the foreseen Anatel’s increase was applied in February 2020. The incidence of MTR on Net Service Revenues reached 2.6% in the year.

Other Mobile Revenues ended 2020 down by 8.5% YoY, at R$ 731 million. From the last quarter of 2020, this line began to be positively impacted by revenues from the partnership with C6 Bank. In 4Q20, the partnership’s Net Revenue totaled R$14.7 million (as per Note 27 to TIM S.A.’s Financial Statements). For the full year, the decrease is explained by the reduction of fees on other mobile service revenues. It should be noted that the performance of this line is still impacted mainly by revenues from network sharing and swap agreements, in line with the Company's strategy to expand the fiber optic transport infrastructure (backbone and backhaul) with higher efficiency in asset allocation (Capex and Opex).

Fixed Service Revenues totaled R$ 1,054 million, an 11.1% rise YoY, boosted by the growth in TIM Live (+27.9%) more than offsetting the 7.0% drop in revenues from other businesses in the fixed segment.

In 2020, TIM Live ARPU was R$ 87.2, 7.8% higher YoY, this performance is explained by the penetration of high value offers with faster speeds. In the year, TIM Live Revenue accounted for 60% of total Fixed mix vs. 52% in 2019.

Product Revenues totaled R$ 603 million, a decrease of 22.7% compared to 2019, significantly impacted by the closing of most of the Company’s brick-and-mortar stores, its main handset sales channel, from March to June, due to the social distancing measures adopted to fight the spread of the new coronavirus pandemic.

7.2 Operating Costs and Expenses

*Operating Costs normalized by adjustments to the sale-leaseback contract of towers (+R$ 2.6 million in 1Q20 and +R$ 1.5 million in 1Q19), tax credit due to the exclusion of ICMS from the calculation basis for PIS/COFINS (-R$ 75.2 million in 3Q19 and -R$ 1,720 million in 2Q19), legal and administrative services related to special projects (+R$27.2 million in 4Q20), legal services connected to the PIS/COFINS court decision (+R$ 4.4 million in 3Q19 and +R$ 3.5 million in 2Q19) and revision of loss prognosis for labor contingencies related to employees, tax contingencies and civil contingencies (+R$ 11.2 million in 3Q19 and +R$ 221.8 million in 2Q19) and contract losses (+R$ 22.4 million in 3Q19).

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

Reported Costs and Expenses totaled R$ 8,926 million in 2020, a 15.4% worsening from 2019. This line was negatively impacted in R$30 million in 2020 and positively in R$ 1,530 in 2019, a net result of the effects related to items explained in the footnote to the chart above. Without the non-recurring effects, Total Normalized Costs and Expenses declined 4.0% in the year, totaling R$ 8,896 million in 2020.

An analysis detailing the operational expenses for the year is presented below:

Personnel Expenses totaled R$1,004 million, down by 0.2% YoY, positively impacted by lower commercial personnel expenses due to the closing of brick-and-mortar stores in 2Q20 and, negatively, by organic elements such as inflation on wages and benefits in 1Q20 and 3Q20.

Selling Expenses dropped 10.3% YoY reaching R$3,010 million, reflecting another year marked by the structural trends, with efficiency gains from process digitalization and increased penetration of digital channels more than offsetting increased marketing expenses related to more exposure in the media. Furthermore, there was a reduction in FISTEL expenses and reduced sales in 2Q20, with decreased spending on commissions for recharges and for line activations.

Network and Interconnection increased by 12.8% YoY, compared to 2019. This performance was boosted by a higher mobile termination rate (MTR) as from February 2020 and increased Network costs, stemming from increase rental and infrastructure sharing and maintenance expenses.

Normalized General and Administrative Expenses (G&A) ended 2020 with growth of 4.9% compared to 2019. This increase is mostly explained by the net effect of: i) higher outsourced service expenses and rentals; and ii) lower expenses with professional services (especially hardware and software maintenance), cleaning and surveillance regular services and insurance.

Cost of Goods Sold (COGS) stood at R$ 756 million, a 18.9% drop YoY, mainly due to the closing of most of the Company’s brick-and-mortar stores, the main handset sales channel, from March to June, arising from the social distancing measures to fight the new coronavirus pandemic.

Provisions for Doubtful Accounts (Bad Debt) came to R$ 553, falling 26.1% YoY, reflecting the continuous efforts to enhance customer acquisition through more robust credit models and policies, as well as higher efficiency in collection and recovery. The collection curves have showed continuous improvement in the past few months and the line got back to 2.3% of TIM’s Gross Revenue.

Normalized Other Operating Revenues (Expenses) came to R$ 354 million, up by 8.1% YoY, in 2020, explained by a reduction on other operating revenues, due to lower revenues from late payment fines (the company stopped collecting fines of this nature when the pandemic began and resumed collection in August) and lower revenue from suppliers’ credits.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 45.7 per gross addition in 2020, down by 11.6% YoY.

The SAC/ARPU ratio (payback per client) reached 1.8 month in 2020 from 2.2 months in 2019.

7.3 From EBITDA to Net Income

*Normalized EBITDA according to the items in the Costs section (+R$ 27.2 million in 4Q20, +R$ 2.6 million in 1Q20, -R$ 37.1 million in 3Q19, -R$ 1,494 million in 2Q19 and +R$ 1.5 million in 1Q19). Financial Results normalized by monetary correction on tax credit and labor, tax and civil contingencies (-R$ 64.6 million in 3Q19 and -R$ 1,051 million in 2Q19). Net income normalized by tax credit and other effects (-R$ 2.4 million in 4Q20 +R$ 35.2 million in 3Q19 and +R$ 865 million in 2Q19) and by adjustment to deferred taxes (+R$ 30.3 million in 1Q19).

EBITDA

Normalized EBITDA totaled R$ 8.4 billion in 2020, up 3.2% YoY. The main performance drivers were: (i) Mobile Service Revenue growth pick up following the most severe pandemic period, (ii) maintenance of Fixed Service Revenues solid growth, reflecting the acceleration of TIM Live, (iii) broadening of structural initiatives to control costs/expenses and (iv) strong reduction in variable costs due to decreased commercial activity, impacted by the pandemic fallout since the last weeks of March and lasting through the entirety of the second quarter.

Normalized EBITDA Margin reached 48.5% in 2020, a 1.8 p.p. growth YoY, maintaining the growth trend seen over the last 7 years.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

Depreciation and Amortization (D&A) / EBIT

In 2020 D&A grew 7.8%, mainly explained by an increase in Depreciation of 4G Transmission Equipment and Right of Use, related to a larger Fixed Asset base from lease agreements. In 2020, Normalized EBIT was down by 4.7% YoY, while normalized EBIT margin ended the year at 16.5%, up by 0.7 p.p. Vs. 2019.

Net Financial Result

In 2020, Financial Result was negative R$ 807 million, versus -R$ 1,096 million in 2019 due to a higher revenue from monetary correction on PIS and COFINS credits (related to a higher balance of credits along 2020 versus 2019), a lower volume of PIS and COFINS over Interest on Equity distributions (due to the merger of TIM Participações into TIM S.A.) and a lower volume of interest on financing, that exceeded the lower revenue from interest on financial investments. The last three lines have declined on an annual comparison due to a lower basic interest rate. Additionally, there were increased financial revenues from mark-to-market of subscription warrant related to approximately 1.4% in C6 Bank’s capital stock.

Income Tax and Social Contribution

Normalized Income Tax and Social Contribution was negative R$ 166 million in 2020, versus + R$ 17 million in 2019. In the full year, the effective adjusted rate stood at -8.2%

Net Income

Net Income normalized by the effects explained above totaled R$ 1.9 billion, a 1.8% drop YoY, while normalized Earnings per Share (EPS) was R$ 0.77 compared to R$ 0.64 in the previous year.

Reported Net Income totaled R$ 1.8 billion, a 42.3% decline YoY with EPS of R$ 0.76 versus R$ 1.50 in 2019. This drop is explained by tax credits accounted for in 2019 and classified as non-recurring, as previously discussed.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

7.4 Cash Flow, Debt and CAPEX

*Normalized EBITDA according to the items in the Costs section (+R$ 2.6 million in 1Q20, -R$ 37.1 million in 3Q19, -R$ 1,494 million in 2Q19 and +R$ 1.5 million in 1Q19).

Operating Free Cash Flow (OFCF) was positive by R$ 4,610 million, a growth of R$ 1,320 million vs. 2019. This result mainly a positive R$ 159 million Change in Working Capital in 2020 compared to -R$ 2,501 million in 2019, mainly due to PIS and COFINS credits accounted for in 2Q19 and 3Q19. Excluding this non-cash effects, Change in Working Capital ended 2020 adding R$ 1,100 million more cash than in 2019.

It is important to note that in 1Q20, the FISTEL payment was postponed (about R$ 790 million) – usually due in March – to August 31st. In 3Q20, we paid nearly R$ 300 million related to taxes, related to Condecine and CFRP, negatively impacting Change in Working Capital and Cash Flow for that quarter. The remaining Fistel (TFF) amount is still suspended, without a defined payment date.

Therefore, the main reasons for the improvement in Change in Working Capital (excluding the non-cash effects related to PIS and COFINS credits previously mentioned), in addition to the suspension of Fistel (TFF) payment, relates to an amount substantially less negative in Accounts Receivable, due to a significant improvement in the collection line in 2020, in addition to lower disbursements with legal and administrative proceedings.

CAPEX

In 2020, Investments increased by 1.0% YoY, totaling R$ 3,891 million and are still being allocated to infrastructure (92%), mainly to projects in IT, 4G technology through 700 MHZ, transport network and FTTH expansion (which received approximately 13% of 2020 investments).

DEBT AND CASH

Gross Debt in 4Q20 was R$ 10,257 million, up R$ 646 million YoY. The current balance includes (i) leasing recognition in the total amount of R$ 8,217 million (related to the sale of towers, the LT Amazonas project and leasing contracts with terms exceeding 12 months

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

pursuant to IFRS 16); (ii) bank debt in the amount of R$ 2,345 million and (ii) hedging derivatives9 position in the amount of R$ 304 million (reducing gross debt).

At the end of December, financings (after hedge) totaled R$ 2,041 million, comprised of agreements with foreign private banks and fully hedged in local currency. The average cost of debt excluding leases was 3.2% p.y. in 2020, down when compared to 6.9% p.y. in 2019.

In April, TIM’s Board of Directors approved the borrowing of R$ 1,000 million to enhance liquidity ahead of possible impacts that the COVID-19 pandemic could cause on the economy. Of that amount, R$ 574 million were borrowed from The Bank of Nova Scotia in the same month. During 2Q20 TIM assessed the best conditions for borrowing the remaining sum and in July the company contracted R$ 426 million from BNP Paribas. Also, in July, TIM fully paid its Debentures (~R$1,000 million) originally distributed in January 2019.

At the end of the year, Cash and Securities totaled R$ 4,646 million, an increase of R$ 1,706 million YoY.

The average cash yield was 2.8% p.y. in 2020, down compared to 5.9% p.y. in 2019, following the reduction of the Selic base rate.

In 4Q20, Net Debt totaled R$ 5,611 million, down by R$ 1,061 million compared to the same period of the prior year, when net debt was R$ 6,672 million. This reduction is explained by the growth of Cash and Short-term Investments outpacing the rise of debt and leasing balance. Net Debt excluding financial leasing effects, Net Debt-AL, would reach -R$ 2,767 million, in other words, a “net cash” position with an improvement of R$ 1,659 million compared to the previous year.

Net Debt/EBITDA stood at 0.67x in 2020. Excluding financial leases, Net Debt-AL/EBITDA-AL was -0.42x in 2020, down compared to -0.17x in 2019.

9 The Derivatives position is composed, also, by the subscription bonus in C6 Bank capital – Financial Statements, Note 37.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

8 Environmental, Social & Governance

8.1 ESG: TIM’s commitment to a positive transformation to all stakeholders

TIM is a pioneer in Environmental, Social & Governance (ESG) topics in the Brazilian telecommunications industry. TIM has been part of B3’s Corporate Sustainability Index (ISE-B3) for 13 years and is the telecommunications company present in the index for the longest time. Since 2011, TIM voluntarily joined the Novo Mercado, the highest Corporate Governance Level of the Brazilian Stock Exchange, in addition to being the first and only telephony operator awarded as Pró-Ética (Pro-Ethics) by the Controller General of Brazil (“CGU”)

As a signatory of UN’s Global Compact since 2008 and member of the Human Rights Working Group of the Brazilian Global Compact Network since 2015, TIM develops projects linked to the Sustainable Development Goals (SDG) and recognizes data privacy, safe internet and access to information and freedom of speech as essential and non-negotiable rights.

TIM responds to the Carbon Disclosure Project (“CDP”), the largest climate change data base in world, providing information on greenhouse gas, since 2010 and TIM also records its emissions information in the Public Emissions Registry of the Brazilian GHG Protocol Program.

For the past 12 years, TIM has published the Sustainability Report to its stakeholders with information on the main financial and non-financial results, according to the Global Reporting Initiative (GRI) standards. The report is assured by an independent third party.

Our Policies on Social Responsibility, Human Rights, Diversity, Environment, Climate Change Management, Corporate Risk Management, Anti-Corruption, Relationship with Suppliers, Occupational Health and Safety, among others, are publicly available to all our stakeholders.

For its strong actions on ESG topics, TIM is included in domestic and international indexes and ratings, such as the Corporate Sustainability Index (ISE-B3), The Carbon Efficiency Index (ICO2-B3), ESG Brazil Index (S&P/B3), CDP Brazil Climate Resilience Index (ICDPR-70), FTSE4GOOD Emerging Markets, FTSE4GOOD Latin America, MSCI ACWI ESG Leaders, MSCI Emerging Markets ESG Leaders, among others, in addition to being certified by ISO 14001 since 2010.

8.2 Material topics

Given the Covid-19 pandemic, TIM has conducted a new stakeholder consultation process, in order to review its materiality, a good practice encouraged by specialists.

After a new round of interviews and surveys, four material topics have been updated and a new one has been added “Promotion of Diversity and Equal Opportunities”, as shown in the updated chart (in bold) below:

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

8.3 ESG Ambitions Plan

For TIM Group, managing its business is even more connected to a responsible management of aspects that go beyond financial ones and also create positive and long-lasting value to society. Therefore, together with TIM Italia, in the beginning of 2020, TIM made long-term environmental, social and governance commitments in its 2020-2022 Strategic Planning.

Ambitions are linked to UN’s Sustainable Development Goals and the Company’s materiality matrix.

The results of the ESG Plan will be disclosed soon.

Environmental	Eco-efficiency in traffic transmitted	+75%	2025
	Indirect emissions	-70%
	Carbon neutral (carbon emissions)	0	2030
Social	Employee engagement	>MQ3	2022
	Employees trained in ESG Culture	>95%
	Development of Digital Capacity	1,000
Governance	Novo Mercado and ISE	maintain	2022
	ISO 27001 and ISO 37001	achieve

8.4 Energy

Energy management is a material topic for TIM and one of its greatest challenges.

In 2020, 64% of TIM’s energy matrix came from renewable sources. By 2021, the Company expects to have 80% of its matrix from renewable sources, including 60 solar, hydro and biogas power plants, which will generate 38GWh of energy on a monthly basis, enough to power a 150,000-people city.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

Energy consumption	2020	2019
Electricity (MWh)	627,728	717,014[1]
Fuel (L)	861,938	1,240,491 (L)

(¹) Data adjusted after external appraisal.

By the end of 2020, TIM reached 1,679 active biosites. The biosites have a low visual impact and allow the aggregation of other services such as lighting, surveillance cameras, in addition to telecommunications transmissions.

8.5 Instituto TIM

In 2013, TIM founded Instituto TIM (www.institutotim.org.br) whose mission is to provide democratic access to science, technology and innovation in order to foster human development in Brazil. More than 700,000 people in all Brazilian states and the Federal District have benefited from the Institute’s education and inclusion projects, some have also been internationally awarded (Governarte Award - BID 2015).

During 2020, Instituto TIM’s projects have been adapted so that they could continue, despite the challenging COVD-19 scenario. The Instituto TIM-OBMEP Scholarships continued to support the 200 medal winners of the Brazilian Public School Math Olympics (OBMEP in Portuguese), who entered public universities and come from low-income families. In 2020, 50 new students have been selected to receive the scholarships. The aid to students is the result of the partnership between Instituto TIM and the National Institute for Pure and Applied Mathematics (IMPA).

Academic Working Capital (AWC) is the entrepreneurial education program developed by Instituto TIM that offers mentoring and financial support to college students who want to turn their course conclusion papers into technology-based businesses. In its 6th edition, AWC brought novelties and a new evaluation criterion: the project’s contribution to Brazil’s challenges after the COVID-19 pandemic. Other differences were the transformation of in person workshops into virtual meetings and a new calendar, with activities held from August to May 2021, when the Investment Fair will take place - date of the beginning of the program’s 2021 edition. Since its inception in 2015, about 180 projects from 470 university students have been supported by AWC and 50 startups have been created. Some of them turned out to be successful businesses, such as Mvisia, a startup participating in the program’s first edition, which in 2020 had 51% of its capital stock acquired by WEG, a Brazilian multinational company manufacturing electronic devices.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

Science education is one of Instituto TIM's lines of action. Through its partnership with Garatéa-ISS, a science and aerospace education program for children, three Brazilian projects have already been sent to the International Space Station (ISS), supported by NASA. The initiative makes Brazil the first country outside North America to participate in the Student Spaceflight Experiments Programs. The winning experiment of the 2019/2020 Garatéa was executed by students from the state of Mato Grosso, with the goal of discovering if a person who is lactose-intolerant could eat this product in space using medicines. The project has been sent to the Space Station in December on board of SpaceX;

The Bateria do Instituto TIM (Institution TIM’s percussion band) - project that fosters the inclusion of children, young people and adults, many of whom are disabled, through music - continued in 2020 in a virtual format, named “Percussion Band at Your Home”. The initiative enabled rehearsals to continue through video classes sent every week to the students. To close the activities for the year and contribute to the families’ Christmas - most of them in vulnerability situation - the members and technical team received food boxes.

TIM Tec, Instituto TIM’s free online courses program, registered 100,000 registrations in the platform and a 200% increase in the number of accesses in the first four months of 2020, compared to the same period in 2019. The platform gained more visibility as the search for distance learning increased during the pandemic. TIM Tec is now part of the Aprendendo Sempre initiative, a coalition of several civil society organizations to offer free online courses.

To minimize the social impacts brought by COVID-19, Instituto TIM decided to join forces with the initiative organized by Instituto Biomob NGO to ensure food is provided to families of people with disabilities in the low-income communities in the cities of Petrópolis, Duque de Caxias, Mesquita and Rio de Janeiro. Through the Mútua-Gesto Solidário campaign, over 600 families received monthly food boxes, an initiative that ensured food security for at least 3,000 people in vulnerability situation.

8.6 Private Social Investment

Social investment initiatives include donations, Instituto TIM’s projects and sponsorships. In 2020 more than R$ 12 million was invested in social benefit, as detailed below:

Private Social Investment 2020 (R$'000)
Donations	265
Instituto TIM Projects	4,173
Education	2,880
Investments	-
Labor	600
Inclusion	230
Other	463

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

Community Initiatives¹	8,058
Sports sponsorships	-
Cultural sponsorships	8,058
Other	-
Total	12,496
¹ Tax incentives are included in the total amount invested in this category and represent approximately 95% of the investment in Community Initiatives.

For more information on ESG, visit TIM’s Sustainability Report, that presents the main financial, social and environmental results, in addition to important topics to the Company’s business and sustainability governance, as well as our commitment to sustainable development.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

9 Corporate Governance

9.1 The Only Telecom Company in Novo Mercado

On August 3rd, 2011 TIM joined the "Novo Mercado", a listing segment that brings together companies committed to the best corporate governance practices.

The migration to Novo Mercado resulted in benefits for all shareholders. The required rules, aligned with the best corporate governance practices of markets such as the United States and Europe, promote greater liquidity and valuation of shares, allowing broader access to international markets, in addition to promoting the strengthening of the institutional image and increasing confidence in the Company.

Additionally, TIM belongs to the select group of companies that comprise the portfolios of the Corporate Governance Index (IGC), the B3’s Stock Index with Differentiated Tag Along (ITAG) and of the Corporate Sustainability Index (ISE), made of companies committed to managing economic, environmental and social risks.

9.2 Corporate Governance at TIM

TIM Participações is a publicly-held Company, managed by the Board of Directors and an Executive Board and supervised by a Fiscal Council and a Statutory Audit Committee.

The duties and responsibilities of the Board of Directors, the Executive Board, the Fiscal Council and the Statutory Audit Committee are determined by Brazilian legislation, the Company's Bylaws, the Novo Mercado Listing Rules, the Internal Rules of the Board of Directors, the Internal Rules of the Fiscal Council and the Internal Rules of the Statutory Audit Committee.

As active members responsible for the community in which they operate, the Company and its managers must guide their actions by legality and ethics, based on three fundamental principles: transparency, honesty and loyalty.

In conducting its business guided by good faith, in addition to ethics and loyalty, the Company seeks to: (i) act with transparency in business, (ii) foster fair competition; (iii) act with competitive excellence in the market; (iv) serve the welfare and growth of the community in which it operates; (v) enhance human resources; and (vi) foster sustainable development.

9.3 Disclosure Policy

In 2002, TIM Participações adopted a Disclosure/Negotiation Policy and Differentiation of Corporate Governance from NYSE, which the Company's management adhered to by signing the term of acceptance. As part of this policy, a code of conduct was established to be followed by all employees with access to privileged information and restrictions were imposed on negotiations with the Company's shares in certain periods.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

The Company's Disclosure Policy provides the possibility of using the Portal Agência Estado, which can be accessed through the link: http://economia.estadao.com.br/fatos-relevantes/, pursuant to CVM instruction no. 547/2014, which allowed the disclosure of material facts in free access news portals.

9.4 Board of Directors

The Board of Directors comprises at least 5 (five) and at most 19 (nineteen) members, with a two-year tenure. Reelection is allowed. On December 31st, 2020, the Board of Directors was formed by 10 (ten) members, of whom 4 (four) were independent directors. In 2020, the Board of Directors met 16 (sixteen) times in the exercise of its functions.

All decisions made by the Board of Directors are recorded in minutes, published and placed in the Board of Directors’ book of minutes, filed at the Company's headquarters.

The Board meets ordinarily at least six times per year and at most 12 times, and extraordinarily upon a call made by its Chairman, or by any two Directors, or by the Company's Chief Executive Officer. The Chairman of the Board may invite any member of the Executive Board, other executives of the Company and third parties who may contribute with opinions or recommendations related to the matters to be resolved. Those invited to attend Board meetings are not entitled to vote.

The Board of Directors has 4 (four) advisory committees: the Statutory Audit Committee, with its charter determined the Company’s Bylaws, the Compensation Committee, the Control and Risks Committee and Environmental, Social & Governance Committee, and one or more members may participate in both Committees simultaneously.

9.5 Executive Board

The Executive Board is the Company’s representative and executive management body, comprising at least three (3) and at most twelve (12) executive officers, elected by the Board of Directors for a two-year tenure, reelection allowed. They may be dismissed by the Board at any time. On December 31st, 2020, the Company's Executive Board comprised 7 (seven) members. In 2020, the Executive Board met 48 (forty-eight) times in the exercise of its duties.

9.6 Fiscal Council

The Fiscal Council is responsible for overseeing the acts of the Company's management and for communication with shareholders, and it must function permanently. The Fiscal Council is formed of at least 3 (three) and at most 5 (five) sitting members, all independent professionals recognized by the market, with no other ties to the Company, each with a respective alternate, whether shareholders or not, elected by the General Meeting. On December 31st, 2020, the Company's Fiscal Council was formed by 3 (three) members. In 2020, the Fiscal Council met 7 (seven) times in the exercise of its duties.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

9.7 Statutory Audit Committee

The Statutory Audit Committee is a body directly linked to the Board of Directors, specializing in advisory and instruction, formed by at least 3 (three) and at most 5 (five) members, all of them independent. Currently, the Statutory Audit Committee has 3 (three) members.

The Statutory Audit Committee aims to supervise the quality and integrity of the financial reports, compliance with legal, regulatory and statutory standards, the adequacy of processes related to risk management and the activities of both internal and independent auditors, as well as to oversee and evaluate the signing of contracts of any type between the Company or its subsidiaries, on one side, and the controlling shareholder or its associated, affiliated companies, which are subject to common control or parent company control, or that otherwise constitute Company’s related parties, on the other side. Besides its ordinary attributions, the Statutory Audit Committee performs the function of the Company's Audit Committee, in accordance with the provisions of the Sarbanes Oxley Act, to which the Company is subject because it is registered in the US Securities and Exchange Commission – SEC. In 2020, the Statutory Audit Committee met 20 (twenty) times in the exercise of its duties.

The Statutory Audit Committee members analyzed the Financial Statements together with the Independent Auditor's Report and the Annual Management Report for the fiscal year ended on December 31st, 2020 ("Annual Financial Statements for 2020"). Considering the information provided by the Company's Executive Board and the external audit of Ernst & Young Auditores Independentes S/S. (“EY”), as well as the proposal for allocation of net income for the year 2020, the Statutory Audit Committee assessed that this information and documents adequately reflect, in all relevant respects, the equity and financial positions of the Company and its subsidiaries. For this reason, they unanimously recommend the approval of the aforementioned documents by the Company's Board of Directors for referral to the Annual General Meeting, pursuant to the Brazilian Corporate Law.

9.8 Control and Risks Committee

The Control and Risks Committee is a collegiate advisory body directly linked to the Board of Directors and should consist of at least 3 (three) members and at most 5 (five) members of the Company's Board of Directors and has, among others, the duty of advising the Board of Directors in assessing internal controls and risk management measures and the compliance with governance rules. On December 31st, 2020, the Control and Risks Committee was composed by 5 (five) members, of whom 2 (two) are independent members. In 2020, the Control and Risks Committee met 9 (nine) times in the exercise of its duties.

9.9 Compensation Committee

The Compensation Committee is a collegiate advisory body directly linked to the Board of Directors and must comprise at least 3 (three), and at most 5 (five), members of the Company's Board of Directors and its duties, among others, include advising the Board of Directors on the assessment of proposals to split the overall compensation approved by the General Meeting,

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

and deciding on compensation of the Company’s Statutory Officers and Senior Management. On December 31st, 2020, the Compensation Committee was comprised by 3 (three) members, 1 (one) of them being an independent member. In 2020, the Committee met 6 (six) times in the exercise of its duties.

9.10 Environmental, Social & Governance Committee

The Environmental, Social & Governance Committee, created on December 10th, 2020, is a collegiate advisory body directly linked to the Board of Directors and must comprise at least 3 (three), and at most 5 (five), members of the Company’s Board of Directors, and is responsible for advising the Board of Directors in developing and implementing the Environmental, Social & Governance strategy and principles, including, among other activities, recommend the guidelines and strategy applicable to the management of environmental, social and governance topics to the Company. On December 31st, 2020, the Environmental, Social and Governance Committee was comprised by 5 (five) members, 2 (two) of whom are independent members.

9.11 Shareholding structure

The Company ended 2020 with a capital stock in the amount of R$ 13,477,890,507.55, represented by 2,420,804,398 common shares. TIM Brasil Serviços e Participações S.A. holds share control of TIM with approximately 67% of the shares.

Telecom Italia S.p.A.
100%
Telecom Italia Finance S.A.
100%*
TIM Brasil Serv. e Part. S.A.
Free Float
67%
33%
TIM S.A.
100%
Fiberco Ltda.

* Telecom Italia S.p.A. has one share from TIM Brasil Serv. E Part. S.A.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

9.12. Dividend Policy

According to the Bylaws, the Company must distribute as mandatory dividend, for each fiscal year ended on December 31st, if there are amounts available for distribution, the amount equivalent to 25% of adjusted net income.

It is mandatory to maintain a legal reserve, to which the Company must allocate 5% of the net income of each fiscal year until the value of this reserve is equivalent to 20% of the capital.

The distribution of annual dividends is resolved by the Annual General Meeting.

9.13 Events of the Fiscal Year and Subsequent Events

Payment of Interest on Equity

On October 7th and on December 10th, 2020, TIM S.A. announced that the Company’s Board of Directors approved the distribution of R$ 500 million and R$ 583 million, respectively, as Interest on Equity (“IoE”). Payments were made on November 10th, 2020 and January 22nd, 2021, being October 19th and December 18th, 2020, the dates for identification of shareholders entitled to receive such amounts. Thus, the shares acquired after those dates will be ex-Interest on Equity rights. Therefore, TIM has declared the total amount of R$ 1,083 million as IoE in 2020 (total amount in 4Q20).

Result of Oi Mobile Assets Auction

On December 14, 2020, in continuity with the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020, and September 7, 2020, TIM S.A. Has informed its shareholders and the market that the offer made by TIM, together with Telefónica Brasil S.A. and Claro S.A. (jointly the "Buyers"), was declared the winner of the bidding process of the sale of assets of the mobile telephony operation (Personal Mobile Service) of Grupo Oi ("UPI Ativos Móveis"). The Judicial Reorganization Court approved the proposal of the Buyers as the winner of the bidding process for the sale of UPI Ativos Móveis, after the favorable manifestations of the Public Prosecution Service of the State of Rio de Janeiro and the Judicial Administrator.

The total amount of the transaction is R$ 16,500 million plus the value of the compensation offered to Grupo Oi for the Take-or-Pay Data Transmission Capacity Contracts to be signed at the time of the transaction completion and whose NPV (net present value) corresponds to approximately R$ 819 million. From the amount of R$ 16,500 million, R$ 15,744 million refers to the Base Price of the offer and R$ 756 million corresponds to Transition Services to be rendered for up to 12 (twelve) months by Grupo Oi to the Buyers. TIM will disburse 44% of the values of Base Price and Transition Services, totaling approximately R$ 7,300 million. Concerning the Capacity Contract, the Company will be responsible for paying amounts that brought to present value total approximately R$ 476 million (58% of the NPV of the contract taking into consideration its specificities).

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

TIM will be entrusted with the following:

▪	Customers: approximately 14.5 million customers (corresponding to 40% of UPI Ativos Móveis' total customer base) - according to Anatel's access base of Apr/20. The allocation of customers among the Buyers took into consideration criteria that favor competition among the operators present in the Brazilian market;
▪	Radiofrequency: approximately 49 MHz as a national average weighted by population (54% of UPI Ativos Móveis radiofrequencies). The division of frequencies between Buyers strictly respects the spectrum limits per group established by Anatel;
▪	Infrastructure: approximately 7.2 thousand mobile access sites (corresponding to 49% of total UPI Ativos Móveis sites).

TIM obtains right to exercise subscription warrants at C6 Bank

On February 1st, 2021, TIM announced that it obtained, within the scope of the strategic partnership (“Partnership”) signed with Banco C6 S.A. (“C6” or “Bank”) the right to exercise Subscription Warrants equivalent to an indirect stake of approximately 1.4% (one point four percent) of C6's capital stock as a result of reaching, in December 2020, the 1st level of the agreed goals, which will be exercised when the Company's management deems to be more appropriate. It is important to note that the Subscription Warrants will grant TIM, when exercised, a minority position without control or significant influence over the management of C6.

C6 is a digital bank with outstanding growth in Brazil, being the institution that grew the most in the 3rd quarter of 2020 and surpassing more than 4 million opened accounts until November. The Bank has approximately R$ 5.3 billion in total assets and transacts in its payment platform more than R$ 1.5 billion per month.

In less than a year, the Partnership between the companies generated a significant number of open accounts through the combined offers of telecommunications and financial services, which reinforces the relationship between TIM and C6 with significant results and confirms the innovative and centered character customer convenience.

Approval of the creation of a company to provide residential optic fiber infrastructure services

TIM S.A., in continuity with the 2020-2022 Strategic Plan, published on March 10, 2020, communicated on December 10, 2020, that TIM's Board of Directors, after analyzing the studies carried out and the non-binding proposals received, approved, in a meeting on that day, the formation of a company, in preparation for future segregation of assets and provision of residential optic fiber infrastructure services. This process is one of the intermediate steps in the transformation of TIM in the provision of broadband services and aims to create an open fiber infrastructure vehicle (“FiberCo”) attracting a strategic partner that will become a FiberCo shareholder.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

The FiberCo will operate in the wholesale market and providing fiber connectivity services for last-mile and transport network, for all market operators, with TIM as an anchor customer. This transaction aims to accelerate the growth of the residential broadband business and unlock the value of part of TIM's infrastructure.

TIM and FCA close unprecedented partnership for connected cars

TIM and Fiat Chrysler Automobiles (FCA) have established a partnership to offer connectivity solutions for vehicles of the Fiat, Jeep and RAM brands in Brazil from the first half of 2021. As part of the global strategy to develop ecosystems for connected services and enhance the digital experience of customers, future FCA’s launches in the country will feature eSIM, a virtual chip for onboard native Wi-Fi access, with the quality of TIM's 4G coverage and Internet of Things ("IoT") network.

The connectivity will allow the car to communicate actively and in real time with the customer, the FCA and the dealer network. FCA’s customers will benefit from a variety of services, from entertainment and security content to applications that interacts with the vehicle. It will also allow the remote identification of possible vehicle failures with the possibility of more agile and accurate diagnostics. All this thanks to the connected sensors, which continuously send data to the FCA.

The partnership strengthens TIM's presence in the segment of services provided to companies – B2B, inaugurating its operations in the vertical of connected cars that joins the solid portfolio of IoT solutions. At the same time, it enables the opening of new ways of reaching the customer in the segment of services provided to consumers – B2C, through the provision of "in-car" services.

Conclusion of TAC with ANATEL

On June 19th, the Company's Board of Directors approved the execution of a Conduct Adjustment Term (TAC), between the Agência Nacional de Telecomunicações (ANATEL) and TIM S.A. (a wholly owned subsidiary of TIM Participações S.A.), after the Regulator's final decision at the 8th Extraordinary Meeting of its Director Board, occurred on the previous day. The agreement, which is in the full phase of execution, as planned by the Company and under the strict monitoring of ANATEL, covers sanctions totaling approximately R$ 639 million, which will be filed due to assumed commitments and which may be represented in actions to improve quality and customer experience, evolution of digital service channels, reduction of complaint rates, as well as increase of network infrastructure in more than 2,000 locations. The company also made an additional commitment to take mobile broadband through the 4G network to around 350 municipalities with less than 30 thousand inhabitants. Three million people will benefit in the Northeast and North regions of the country, as well as in the northern of Minas Gerais and in Goiás, in cities where fourth generation technology is not yet available.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

10. Independent Audit – CVM Normative Instruction 381

In 2020, Ernst & Young Auditores Independentes S.S. provided auditing services for our financial statements and other non-audit services, which are related to the review of the Company's Sustainability Report.

Such services did not exceed 5% of the total fees related to the external audit service.

In the opinion of the external auditors, the provision of other professional services not related to the external audit, described above, does not affect the independence or objectivity in conducting the external audit examinations carried out. The auditors have internal processes to ensure that these other services are evaluated internally, as well as pre-approved before any proposal is presented to TIM.

The Company also points out that it is subject to a policy, approved by the Board of Directors of its Parent Company on 07/30/2019, which governs the process of hiring external auditors as well as any services not related to the audit of the financial statements, establishing, among other things, that the contracting must be submitted to prior analysis by the Parent Company’s Statutory Audit Committee. This document also defines a list of services not related to the audit whose contracting is prohibited.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

11. Capital Markets

TIM S.A.’s common shares are traded on the São Paulo Stock Exchange (B3) under the ticker “TIMS3” and the American Depositary Receipts (ADR) on the New York Stock Exchange (NYSE) under code TIMB.

The São Paulo Stock Exchange Index (Ibovespa) ended 2020 at 119,017 points, accumulating a 2.9% appreciation when compared to the previous year, and a market cap of R$ 3.9 trillion.

TIM S.A.'s Stocks Performance

(Base 100 on December 31, 2019; Δ% Dec-20 x Dec-19)

Ibovespa
+2.9%
TIMS3
-2.8%
TIMB
-24.3%
110
90
70
50
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20

Source: Bloomberg

The Company ended 2020 with its common shares traded at R$ 14.65 on B3, a 5.9% YoY decrease, while the ADRs on NYSE ended at US$ 14.03, down by 26.1% YoY. In terms of market cap, TIM ended the year valued at R$ 35.5 billion or US$ 6.9 billion.

MANAGEMENT REPORT AND ANALYSIS OF 2020 RESULTS

Final Remarks

TIM S.A., with the permanent goal of maintaining a continuous, balanced and sustainable growth, thanks its customers for their loyalty and reiterates its commitment to tirelessly seek mechanisms to return the preference through quality and a distinguished service. Acknowledgments are also extended to commercial partners, suppliers and financial institutions for their support and trust, and especially to the employees, without whom the goals would not have been achieved, and, finally to the shareholders, for their support and trust in the management of the business.

The Management

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

1.	Operations

1.a The Corporate structure

TIM S.A. (“TIM” “Company” and/or “Enterprise”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and held 66.58% of the capital of TIM S.A on December 31, 2020. On December 31, 2019, TIM S.A. was fully controlled by TIM Participações S.A. (which held 66.58% of the capital controlled by TIM Brasil), which subsequently, on August 31, 2020, was incorporated by its subsidiary.

The Company provides Landline Switched Telephone Service (”STFC“) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (”SMP“) and Multimedia Communication Service (”SCM"), in all Brazilian states and in the Federal District.

The Company's shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM S.A. has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the Brazilian Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

In December 2020, TIM’s Board of Directors, after analyzing the studies prepared and the non-binding proposals received, approved, in a meeting held on December 10, 2020, the incorporation of a company, as preparation for future segregation of assets and provision of infrastructure services for residential optical fiber of TIM S.A., called FiberCo Soluções de Infraestrutura Ltda.

Corporate Reorganization

On July 29, 2020, the Board of Directors of the Company approved the submission to the Extraordinary General Meeting of the proposed merger of TIM Participações by TIM S.A.

The Extraordinary General Meeting was held on August 31, 2020, and approved, by a majority of votes, the incorporation of TIM Participações by TIM S. A, in accordance with the protocol and justification of Incorporation concluded between the administrations of the Companies on July 29, 2020.

As a result, the Company’s Management proceeded with the merger on August 31, 2020, based on the net book assets of TIM Participações, in the amount of R$ 355,323.

The changes in TIM Participações’s equity between the date of the report (March 31, 2020) and the merger (August 31, 2020) were transferred, absorbed and incorporated into the operating income of TIM Participações S.A. (incorporated), as set forth in the protocol of incorporation. As a result of the merger, all operations of TIM Participações were transferred to TIM S.A., which succeeded it in all its assets, rights and obligations, universally and for all purposes of law. This transaction had no economic or tax impact and the incorporated goodwill will not be used for the purposes of any tax offsets.

This corporate reorganization aimed to provide greater efficiency and simplification of the organizational structure of the TIM Group, making the structure of internal controls more efficient. In addition, the corporate reorganization provides a better tax efficiency in future distributions of Interest on shareholders’ equity, and also, greater integration of administrative and financial unities allowing a cut-off in operational costs and expenses, as well as improvement of synergies, which shall result in a more efficient operation. As a result from this transaction, there was no impact on the controlling and non-controlling shareholders.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

After the Merger, TIM S.A. became a company listed in the special segment of listing Novo Mercado of B3 S.A. – Brazil, Bolsa, Balcão (“B3”) and with American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange - New York Stock Exchange (“NYSE”). Starting to be traded with the codes TIMS3 on B3 and TIMB on the NYSE.

For the purposes of presenting the comparative balance, TIM SA’s asset and financial information remains unchanged, meeting the concept of legal entity for the presentation of the individual and consolidated financial statements.

Net assets on September 01, 2020 were summarized as follows:

	Notes	09/01/2020		Notes	09/01/2020
Assets			Liabilities

Current assets			Current liabilities
Cash and cash equivalents	4	21,959	Taxes, fees and contributions payable	21 | 22	368
Recoverable taxes, fees and contributions	8 | 9	28,515	Other liabilities		10,708
Other assets		166	Total current liabilities		11,076
Total current assets		50,640
			Non-current liabilities
Non-current assets			Provision for legal and administrative proceedings	24	36,850
Judicial deposits	12	72,346	Other liabilities		29,752
Other assets		1,254	Total non-current liabilities		66,602

			Shareholders' equity
Goodwill (1)		308,761	Capital	25	1,719
Total non-current assets		382,361	Reserves	25	353,604
			Total shareholders’ equity		355,323

Total assets		433,001	Total liabilities and shareholders' equity		433,001

(1) The Incorporated goodwill has the following breakdown:

Goodwill on future profitability (note 15)	367,571
Surplus of liabilities (provision for lawsuits) in business combination (note 24)	(89,106)
Deferred income tax on surplus	30,296
308,761

2.       Preparation basis and presentation of the individual and consolidated financial statements

The individual and consolidated financial statements were prepared according to the accounting practices adopted in Brazil, which comprise the resolutions issued by the Brazilian Securities and Exchange Commission (CVM) and pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (CPC) and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and evidence all information of financial statements, and only them, which are consistent with those used by Management in its administration. Additionally, the Company considered the guidelines provided for in Technical

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its financial statements. Accordingly, relevant information of the financial statements is being evidenced and corresponds to the information used by management when administrating.

The significant accounting policies applied in the preparation of these financial statements are below and/or presented in its respective notes. Those policies were consistently applied in the years presented.

a. General criteria for preparation and disclosure

The individual and consolidated financial statements were prepared considering the historical cost as value basis and financial assets and liabilities (including derivative financial instruments) measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are stated as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and contingent liabilities that are fully classified as long-term.

The presentation of the Statement of Added Value is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. The Statement of Added Value was prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Added Value". The IFRS do not require the presentation of this statement. Accordingly, in conformity with IFRS, this statement is presented as supplementary information, without prejudice to financial statements as a whole.

Interests paid are classified as financing cash flow in the statement of cash flows as it represents costs of obtaining financial resources.

b. Functional currency and presentation currency

The currency of presentation of the financial statements is the Real (R$), which is also the Company´s functional currency.

Transactions in foreign currency are recognized by the exchange rate on the date of transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The Group's strategy is focused on optimizing results, and from the corporate reorganization mentioned in note 1, all the operating activities of the group are concentrated exclusively in TIM S.A. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

d.	Consolidation procedures

Subsidiaries are all the entities in which the Group retains control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e..: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at fair value on the date of acquisition, regardless of the proportion of any minority interest. The portion exceeding the acquisition cost of the Group's interest in the acquired identifiable net assets, is recorded as goodwill. Should the acquisition cost be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a revenue, once concepts and calculations applied are reviewed.

Intercompany transactions, as well as the balances and unrealized gains and losses in those transactions, are eliminated. The accounting policies of the subsidiary were adjusted to ensure consistency with the accounting policies adopted by TIM Participações S.A. The base date of the financial information used for consolidation purposes is the same for all the companies in the Group.

The comparative consolidated balances for 2019 have not been presented since FiberCo subsidiary was only established in December 2020. Thus, there are no consolidated balances in December 2019.

e.	Approval of financial statements

These financial statements were approved by the Board of Directors of the Company on February 9, 2021.

f.	New standards, amendments and interpretations of standards

The following new standards were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the year ended December 31, 2020.

•	Amendments to CPC 15 (R1): Definition of business

The amendments to CPC 15 (R1) clarify that, to be considered a business, an integrated set of activities and assets must include, at least, an inflow of funds and a substantive process that together contribute significantly to the capacity to generate the outflow of funds. Moreover, it clarified that a business can exist without including all the inflows of funds and processes necessary to create outflows of funds. These amendments had no impact on the Company’s individual and consolidated financial statements, but may impact future periods if the Group enters into any business combination.

•	Changes in CPC 38, CPC 40 (R1) and CPC 48: Benchmark Interest Rate Reform

The amendments to Pronouncements CPC 38 and CPC 48 provide exemptions that apply to all hedge relationships directly affected by the benchmark interest rate reform. A hedge relationship is directly affected if the reform raises uncertainties about the period or the value of cash flows based on the benchmark interest rate of the hedged item or hedging instrument. These changes have no impact on the Company’s individual and consolidated financial statements, as it does not have interest rate hedging relationships.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

•        Changes in CPC 26 (R1) and CPC 23: Definition of material

The amendments provide a new definition of material, stating that: “information is material if its omission, distortion or obfuscation can reasonably influence decisions that the main users of the general purpose quarterly information make based on this quarterly information, which provide financial information on entity’s specific report”. The amendments clarify that the materiality will depend on the nature or magnitude of the information, individually or combined with other information, in the context of the financial statements. A distorted information is material if it could reasonably be expected to influence decisions made by primary users. These amendments had no impact on the individual and consolidated financial statements, nor is it expected that there will be any future impact for the Company.

•	Review in CPC 00 (R2): Conceptual Framework for Financial Reporting

The revised pronouncement outlines some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

These changes did not affect the individual and consolidated financial statements of the Company.

•        Changes in CPC 06 (R2): Covid-19 related benefits granted to leaseholders in lease agreements.

The amendments provide for the granting of benefits to lessees upon adoption of the guidelines of CPC 06 (R2) on the modification of the lease agreement, when accounting for the related benefits as a direct consequence of the Covid-19 pandemic.

As a practical expedient, a lessee may choose not to assess whether a benefit related to Covid-19 granted by the lessor is a modification of the lease agreement. The lessee who makes this option must account for any change in the lease payment resulting from the benefit granted in the lease agreement related to Covid-19 in the same way that it would account for the change by adopting CPC 06 (R2) if the change was not a modification of the lease agreement.

The following new standards were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), but are not effective for the year ended December 31, 2020.

•	CPC 11 - Insurance Contracts

In May 2017, the IASB issued IFRS 17 - Insurance Contracts (a standard not yet issued by CPC in Brazil, but which will be codified as CPC 50 - Insurance Contracts and will replace CPC 11 - Insurance Contracts), a new comprehensive accounting standard for insurance contracts that includes recognition and measurement, presentation and disclosure. As soon as it comes into force, IFRS 17 (CPC 50) will replace IFRS 4 - Insurance Contracts (CPC 11), issued in 2005. IFRS 17 applies to all types of insurance contracts (such as life, non-life, direct insurance and reinsurance), regardless of the type of entity that issues them, as well as certain guarantees and financial instruments with discretionary participation characteristics. Some scope exceptions apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements of IFRS 4, which are largely based on local accounting policies in force in previous periods, IFRS 17 provides for a comprehensive model for insurance contracts, covering all relevant accounting aspects. The focus of IFRS 17 is the general model, covering the following:

• A specific adaptation for contracts with direct participation characteristics (variable rate approach).

• A simplified approach (premium allocation approach), mainly for short-term contracts. IFRS 17 is effective for periods beginning on or after January 1, 2023, requiring the presentation of comparative amounts. Early adoption

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

is allowed if the entity also adopts IFRS 9 and IFRS 15 on the same date or before the first-time adoption of IFRS 17.

This standard does not apply to the Company

•	Amendments to IAS 1: Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, related to CPC 26, aiming to specify the requirements for classifying the liabilities as current or non-current. The amendments clarify the following:

• What a right to postpone settlement means;

• That the right to postpone settlement must exist on the base date of the report;

• That this classification is not affected by the likelihood that an entity will exercise its right to postpone settlement;

• That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification. Amendments are valid for periods started on January 1, 2023 and must be applied on a retrospective basis.

The Company currently assesses the impact that the changes will have on current practice and whether existing loan agreements may require renegotiation.

Impact of COVID-19

In December 2019, an outbreak of a contagious disease, Coronavirus 2019 (COVID-19), began in mainland China, and since early 2020, the virus has spread to Europe, the United States and several other countries, including Brazil. The World Health Organization (WHO) has declared the Coronavirus (COVID-19) as a pandemic on March 11, 2020.

The COVID-19 outbreak developed rapidly in 2020 and measures taken to contain the virus affected economic activity, which in turn had implications for the Company’s operating results and cash flows. The lockdown was declared in several States in Brazil in March 2020.

Since then, the Company’s management has been monitoring the impacts and any material uncertainties related to events or conditions that may cast significant doubt on the entity’s ability to continue as an ongoing company. However, in 2020, the Company has a robust infrastructure and is part of an extremely important segment in this period of crisis, essential for the population, government and health system. After an internal analysis, there was no indication of impairment of assets or risks associated with the fulfilment of obligations, since the Company is not highly leveraged and still has credit lines available to be used in the event of a significant reduction in cash volume.

The Company is complying with the health and safety protocols established by authorities and agencies, is monitoring the evolution of the situation and closely assessing the impact of COVID-19 on its business.

It was predicted that COVID-19 pandemic its potential impact on general commercial activity and the global economy could reduce our customers’ demand for more expensive plans or services (e.g. roaming) or even lead to the plan cancellation or increase default, while may lead to disruptions in our supply chain, in the production or delivery of our suppliers or on our ability to deliver our products (such as new devices, or SIM cards) or to serve our network in a timely manner, and have a material adverse effect on our business and results of operations.

In 2020 and so far, we have not suffered any material impact on our operations. In June, stores resumed their activities with a positive impact on handset sales and the impacts on our businesses or our financial targets due to the pandemic were not material. However, we are still continuously monitoring government responses and

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

economic performance and we believe that a prolonged slowdown in local, regional or global economic conditions may affect the Company’s businesses.

3.       Critical estimates and judgments in applying the Company’s accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present in the base date of the financial statements.

By definition, resulting accounting estimates are seldom equal to the respective actual incomes. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

(a)       Impairment loss on non-financial assets

Impairment losses occur when book value of an asset or cash generating unit exceeds its recoverable value, which is the highest of fair value less selling costs and value in use. Calculation of fair value less selling costs is based on information available on similar assets’ selling transactions or market prices less additional costs to dispose of the asset. The value-in-use calculation is based on the discounted cash flow model. The recoverable value of the cash-generating unit is defined as the higher of the fair value less sales costs and value in use.

Any reorganization activities with which the Company is not committed to on the reporting date of the Presentation of financial statements or significant future investments that could improve the asset base of the cash generating unit under test are excluded for impairment testing purposes.

The main non-financial assets for which this assessment was made are goodwill recorded by the Company (note 15) and its tangible assets.

(b)       (Current and deferred) income tax and social contribution

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and CPC 32 / IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (note 10).

(c)       Provision for legal and administrative proceedings

The legal and administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 24).

(d)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (note 37).

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

(e)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 27).

(f)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee, and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Lease, on 01/01/2019, certain judgments were exercised by Company´s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; (ii) using certain assumptions to calculate the discount rate.

The Company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee´s borrowing is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. Thus, this assessment of lease, considering non-cancellable period and the period covered by options to extend the contract term. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

4.	Cash and cash equivalents

They are financial assets measured at amortized cost using the effective interest rate method.

Company’s Management classifies its financial assets upon initial recognition.

	Parent company		Consolidated
	December 2020	December 2019	December 2020

Cash and banks	100,008	101,867	100,009
Free availability financial investments:
Bank Deposit Certificates (CDB)/Repurchase and resale agreements	2,475,282	2,182,181	2,475,282

	2,575,290	2,284,048	2,575,291

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfilment of short-term obligations by the company.

The annual average remuneration of the Company's investments related to CBD's and Repurchase and Resale Agreements is 101.24% (99.95% on December 31, 2019) of the variation of the Interbank Deposit Certificate – CDI.

5.	Marketable securities

The balances presented below for December 31, 2020 represent the individual and consolidated amounts:

	December 2020	December 2019

FUNCINE (1)	7,061	3,849
Sovereign Fund (2)	5,220	7,329
FIC: (3)
Government bonds (3)	1,345,797	380,782
CDB (4)	17,370	7,363
Financial bills (5)	292,500	104,169
Other (6)	409,551	142,669
	2,077,499	646,161

Current installment	(2,070,438)	(642,312)
Non-current installment	7,061	3,849

(1) On December 2017, the Company, with the aim of using tax deductibility benefit for income tax and social contribution purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2020 is negative by 0.34% (9.18% on December 31, 2019). The position on December 31, 2020 in the amount of R$ 7,061 (R$ 3,849 million in 2019).

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

(2) “Fundo Soberano” is composed only of federal government bonds. The average remuneration in 2020 is 87.71% (97.62% on December 31, 2019) of the variation of the Interbank Deposit Certificate (CDI).

(3) In August 2017, the Company invested in open FIC's (Quota Investment Fund). Funds are mostly made up of government bonds and papers from top-tier financial institutions. The average remuneration in 2020 of Investment Fund in Quotas was 112.72% (99.67 on December 31, 2019) of the variation of the Interbank Deposit Certificate (CDI). Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(4) The CDB operations are issued by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(5) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising

(6) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

6.	Trade accounts receivable

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on December 31, 2020 and 2019.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.22% (0.07% in 2019).

	December 2020	December 2019
Trade accounts receivable	3,180,661	3,286,010

Accounts receivable, gross	3,831,921	4,060,087

Billed services	2,039,403	2,076,569
Unbilled services	817,669	858,418
Network usage	399,083	438,168
Sale of goods	552,962	670,573

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Contractual assets (note 23)	14,914	15,142
Other accounts receivable	7,890	1,217

Provision for expected credit losses	(651,260)	(774,077)

Current installment	(3,051,834)	(3,182,935)
Non-current installment	128,827	103,075

The movement of the provision for loss on expected settlement credits, accounted for as an asset reduction account, was as follows:

	December 2020	December 2019

Opening balance	774,077	686,928
Supplement to expected losses	552,817	748,291
Write-off	(675,634)	(661,142)

Closing Balance	651,260	774,077

The aging of accounts receivable is as follows:

	December 2020	December 2019

Total	3,831,921	4,060,087

Falling due	2,785,469	2,593,744
Overdue (days):
Up to 30	248,955	328,457
Up to 60	84,218	146,200
Up to 90	71,635	149,852
>90	641,644	841,834

7.	Inventories

The balances presented below for December 31, 2020 represent the individual and consolidated amounts:

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

	December 2020	December 2019

Total Inventories	246,602	203,278

Inventories	257,477	214,889
Cell phones and tablets	186,961	146,295
Accessories and prepaid cards	55,558	61,436
TIM chips	14,958	7,158

Losses on adjustment to realizable value	(10,875)	(11,611)

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

8.	Recoverable indirect taxes, fees and contributions

The balances presented below for December 31, 2020 represent the individual and consolidated amounts:

	December 2020	December 2019

Recoverable indirect taxes, fees and contributions	1,230,801	1,243,633

ICMS	1,188,018	1,201,502
Other	42,783	42,131

Current installment	(374,015)	(420,284)
Non-current installment	856,786	823,349

The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

9.	Direct taxes, fees and contributions recoverable

The balances presented below for December 31, 2020 represent the individual and consolidated amounts:

	December 2020	December 2019

Direct taxes, fees and contributions recoverable	2,698,239	3,734,417

Income tax and social contribution (i)	381,905	428,443
PIS/COFINS (ii)	2,253,545	3,244,549
Other	62,789	61,425

Current installment	(1,421,112)	(1,366,809)
Non-current installment	1,277,127	2,367,608

(i) The amounts of income tax and social contribution are as substantially related to: (a) advances made over the period during which the use will take place at the closing of the current year and any balances in the next year; and (b) other income tax and social contribution credits from previous years whose current estimated period of use will be more than 12 months later.

(ii) The Recoverable PIS/COFINS amounts mainly refer to credits from a legal proceeding filed by TIM Celular S.A. (ultimately merged into TIM S.A., as well as TIM S.A. itself), with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS calculation bases. According to the Company's internal evaluation, we expect to use such credits within the statute of limitations of up to 5 years.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions.  TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

filed proceedings of the same nature, has been challenging this issue in court since 2006, with effects retroactive to five years, as permitted by the legislation.

In June 2019, by reason of a final and without appeal decision and calculation of amounts, the amount of R$ 2,875 million was recorded, being R$ 1,720 million of which corresponds to the principal, and R$ 1,155 million to inflation adjustments (amounts relating to TIM Celular S.A., which merged into TIM S.A. in October 2018).

In September 2019, because a final, non-appealable judgment was entered and amounts were awarded, the amount of R$ 148 million was recorded, of which R$ 75 million corresponds to the principal, and R$ 73 million to inflation adjustments, and such amounts being related to TIM S.A. itself (when it still did business under the name Intelig Telecomunicações Ltda.).

The amount recorded are updated monthly at the interest rate equivalent to the reference rate of the Special Settlement and Custody System (Selic), available on the website of the Brazilian Federal Revenue.

In 2020, TIM had utilized credits arising from the process of exclusion of ICMS from the calculation bases of PIS and COFINS, for payments of federal taxes, in the total amount of R$ 1.516 million. Of this amount, R$ 632 million of IRPJ and CSLL expenses were compensated in August 2020, relating to the year ended December 31, 2019, from the review of income taxes calculation to include in the bases of calculation of these taxes the indebtedness arising from the aforementioned process.

In December 2020, after partial use of TIM S.A credits, in the amount of R$ 1.578 million, it is still recorded in the amounts of R$ 1,391 billion, of which R$ 908 billion as principal and R$ 483 million as inflation adjustments (values that are related to TIM Celular S.A.); and R$ 151 million, of which R$ 75 million as principal and R$ 76 million as inflation adjustments (former Intelig Telecomunicações Ltda.).

10.	Deferred income tax and social contribution

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

Deferred income tax and social contribution are recognized regarding the (1) accumulated tax losses and negative bases of social contribution and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company, examined by the Tax Council and Statutory Audit Committee and approved by other Management bodies, indicate the likelihood of the future realization of those tax credits.

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities are in general presented separately, and not at net balance.

On December 31, 2020 and 2019, the rates in force were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

The amounts recorded are as follows:

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

	December 2020	December 2019

Tax loss carryforwards and negative basis of social contribution	475,128	800,711
Temporary differences:
Provision for legal and administrative proceedings	303,948	246,427
Losses on doubtful accounts	224,459	271,611
Adjustment to present value - 3G license	5,240	7,182
Rental of infrastructure - LT Amazonas	29,971	27,434
Provision for profit sharing of employees	36,915	23,539
Taxes with enforceability suspended (1)	258,246	12,872
Amortized Goodwill-TIM Fiber	(370,494)	(370,494)
Derivative financial instruments (4)	(154,718)	(13,139)
Capitalized interest - 4G	(262,608)	(291,783)
Deemed cost – TIM S.A.	(53,792)	(67,748)
Exclusion of ICMS from PIS and COFINS calculation basis (2)	-	(1,023,928)
IFRS16	303,833	209,234
Accelerated depreciation (3)	(266,464)	-
Other	20,982	89,852
	550,646	(78,230)

Deferred income tax and social contribution on temporary differences, not yet recognized	-	-
	550,646	(78,230)

Deferred active tax portion	550,646	-
Portion of deferred tax liability	-	(78,230)

(1) Mainly represented by the Fistel fee for the financial year 2020, the commencement of its payment of which was postponed, on the basis of Provisional Act 952 of April 15, 2020.

(2) In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation basis of PIS and COFINS contributions. In June 2019, due to the final and unappealable decision, the amounts were recorded (see note 9). For purposes of taxation of IRPJ and CSLL, the management of the Company also supported by external legal opinions, understood to defer it until the time of the effective financial availability of the credit. In this way, deferred tax liabilities relating to the full amount, in the amount of R$ 1,039.7 million, were constituted. In August 2020, due to the procedural movement, the value was fully realized from the recalculation of the IRPJ and the CSLL, referring to the year ending in December 2019, with the objective of adding the resulting credit from this ICMS exclusion process from the calculation bases of the PIS and the COFINS to the calculation bases of said taxes.

(3) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment assets from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 266.5 million until December 31, 2020 and applied as of January 1, 2020.

(4) In 2020, R$ 53 million of deferred tax liabilities were recorded on the gain arising from the mark-to-market of the share subscription option related to Banco C6 partnership (note 42).

Expected recovery of tax credits

The estimates of recoverability of tax credits were calculated taking into consideration financial and business assumptions available at the end of 2020.

Based on these projections, the Company has the following expectation of recovery of credits:

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Deferred income tax and social contribution	Tax losses and negative basis	Temporary differences
2021	157,080	464,891
2022	244,156	(43,881)
2023	73,892	(77,717)
2024 onwards	-	(267,775)
Total	475,128	75,518	550,646

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

The Company used credits from the negative basis of social contribution in the amount of R$ 325,583 during the year ended December 31, 2020 (R$ 95,389 on December 31, 2019, including tax losses).

11.	Prepaid expenses

The balances presented below for December 31, 2020 represent the individual and consolidated amounts:

	December 2020	December 2019

	223,394	241,767

Rentals and reinsurance	69,208	72,052
Incremental costs for obtaining customer contracts (1)	125,114	158,093
Other	29,072	11,622

Current installment	(149,796)	(173,139)
Non-current installment	73,598	68,628

(1) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

12.	Judicial deposits

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

They are recorded at historical cost and updated according to current legislation:

	December 2020	December 2019

	794,755	919,850

Civil	315,312	347,890
Labor	149,390	207,691
Tax	181,670	201,282
Regulatory	111	111

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Online attachment (*)	148,272	162,876

(*) Refer to legal blockages directly in the company's current accounts and financial investments linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the restated amount, deposited in court under discussion is R$ 70,560 (R$ 69,326 on December 31, 2019).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

The reduction is substantially due to the closure of several court cases offset by the corresponding court filings.

Tax

The Company has legal deposits, relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The restated amount of deposits regarding this discussion is R$ 34,544 (R$ 73,326 on December 31, 2019).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The restated amount of deposits regarding this discussion is R$ 8,862 (R$ 10,342 on December 31, 2019).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The restated amount of deposits regarding this discussion is R$ 18,883 (R$ 18,855 on December 31, 2019).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The current value of the deposits related to this discussion is R$ 11,317 (R$ 11,173 as of December 31, 2019).

(e)	Levy of ISS on import and outsourced services; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The restated amount of deposits regarding this discussion is R$ 7,843 (R$ 7,878 on December 31, 2019).

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The restated amount of deposits regarding this discussion is R$ 3,329 (R$ 3,457 on December 31, 2019).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The restated amount of deposits regarding this discussion is R$ 3,514 (R$ 3,471 on December 31, 2019).

(h)	Deposit made by TIM S. A – unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The restated amount of deposits regarding this discussion is R$ 58,664 (R$ 57,943 on December 31, 2019).

(i)	ICMS – Sundry. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The restated amount of deposits regarding this discussion is R$ 14,505 (R$ 7,984 on December 31, 2019).

(j)	CSLL - charges related to cases of Jornal do Brasil that were directed to the company, as well as charges related to successful Negative BC Compensation/Tax Loss. The restated amount of deposits regarding this discussion is R$ 9,739.

13.	Investment

The ownership interest in subsidiary is valued using the equity accounting method.

TIM’s Board of Directors, after analyzing the studies prepared and the non-binding proposals received, approved, in a meeting held on December 10, 2020, the incorporation of FiberCo Soluções de Infraestrutura Ltda. “FiberCo”, a limited liability company, in preparation for a possible (or eventual) segregation of assets and provision of residential fiber optic infrastructure services. The Company was organized on December 16, 2020.

This process is one of the intermediate steps in the transformation of TIM in a provider of broadband services, and aims to create an open fiber optic infrastructure vehicle (“FiberCo”) with the acquisition of a strategic partner that will become a partner of FiberCo. FiberCo will operate in the wholesale market and can provide last-mile fiber connectivity and transportation services to market operators, with TIM as the anchor client.

On December 31, the incorporated company has only a shareholders’ equity of R$ 1, fully owned by TIM S.A.

14.	Property, plant and equipment

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated by the straight-line method, by terms that consider the expected useful lives of the assets and their residual value. On December 31, 2020 and 2019, the Company does not present indications of impairment in its fixed assets.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. The interest incurred in updating the provision is classified as financial expenses.

Gains and losses from disposals are determined by the comparison between the amounts of these disposals and the book value upon the transaction and are recognized in "Other net operating revenues (expenses)" in the statement of income.

•        Changes in property, plant and equipment

	Balance at December 2019	Additions	Write-offs	Transfers	Balance at December 2020

Total cost of property, plant and equipment, gross	43,358,751	4,687,207	(616,791)	-	47,429,167
Switching / transmission equipment	22,817,681	10,464	(174,249)	3,222,020	25,875,916
Optical fiber cables	813,589	-	-	64,511	878,100
Appliances under gratuitous loan	2,489,995	912	(7,140)	159,569	2,643,336
Infrastructure	6,096,847	92,234	(8,063)	255,554	6,436,572
IT goods	1,721,251	1	(9,996)	59,130	1,770,386
General use items	859,505	1	(1,544)	44,325	902,287
Right of use in leases (1)	6,933,416	1,849,539	(415,060)	-	8,367,895
Land	40,794	-	-	-	40,794
Works in progress	1,585,673	2,734,056	(739)	(3,805,109)	513,881
					-
Total accumulated depreciation	(25,746,587)	(3,767,678)	185,796	-	(29,328,469)
Switching / transmission equipment	(16,389,213)	(1,906,480)	165,167	-	(18,130,526)
Optical fiber cables	(410,567)	(72,046)	-	-	(482,613)
Appliances under gratuitous loan	(2,256,863)	(143,309)	1,955	-	(2,398,217)
Infrastructure	(3,593,833)	(432,549)	7,528	-	(4,018,854)
IT goods	(1,565,309)	(62,649)	9,988	-	(1,617,970)
General use items	(590,658)	(48,403)	1,158	-	(637,903)
Right-of-use in leases	(940,144)	(1,102,242)	-	-	(2,042,386)
Total property, plant and equipment, net	17,612,164	919,529	(430,995)	-	18,100,698
Switching / transmission equipment	6,428,468	(1,896,016)	(9,082)	3,222,020	7,745,390
Optical fiber cables	403,022	(72,046)	-	64,511	395,487
Appliances under gratuitous loan	233,132	(142,397)	(5,185)	159,569	245,119
Infrastructure	2,503,014	(340,315)	(535)	255,554	2,417,718
IT goods	155,942	(62,648)	(8)	59,130	152,416
General use items	268,847	(48,402)	(386)	44,325	264,384
Right-of-use in leases	5,993,272	747,297	(415,060)	-	6,325,509
Land	40,794	-	-	-	40,794
Works in progress	1,585,673	2,734,056	(739)	(3,805,109)	513,881

(1) The amount of R$ 415,060 is represented by remeasurement of contracts and includes changes in the term and scope of leases and a review of the estimate in relation to low-value vehicle contracts.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

	Balance at December 2018	Adoption of IFRS 16 / CPC 06(R2)	Additions	Write-offs	Transfers	Other movements (*)	Balance at December 2019

Total cost of property, plant and equipment, gross	33,838,454	5,256,114	4,855,685	(183,384)	-	(408,118)	43,358,751
Commutation / transmission equipment	20,811,898	-	17,663	(133,788)	2,121,908	-	22,817,681
Fiber optic cables	762,175	-	-	-	51,414	-	813,589
Leased handsets	2,313,945	-	519	(20,194)	195,725	-	2,489,995
Infrastructure assets	6,133,813	-	-	(18,684)	294,848	(313,130)	6,096,847
Informatics assets	1,679,326	-	-	(9,366)	51,291	-	1,721,251
General use assets	796,839	-	-	(623)	63,289	-	859,505
Right-of-use in leases	-	5,256,114	1,772,290	-	-	(94,988)	6,933,416
Land	40,794	-	-	-	-		40,794
Construction in progress	1,299,664	-	3,065,213	(729)	(2,778,475)		1,585,673
							-
Total accumulated depreciation	(22,634,832)	-	(3,262,727)	150,972	-		(25,746,587)
Commutation / transmission equipment	(14,941,728)	-	(1,577,483)	129,998	-		(16,389,213)
Fiber optic cables	(345,532)	-	(65,035)	-	-		(410,567)
Leased handsets	(2,132,226)	-	(131,342)	6,705	-		(2,256,863)
Infrastructure assets	(3,157,889)	-	(440,225)	4,281	-		(3,593,833)
Informatics assets	(1,512,107)	-	(62,568)	9,366	-		(1,565,309)
General use assets	(545,350)	-	(45,930)	622	-		(590,658)
Right-of-use in leases	-	-	(940,144)	-	-		(940,144)
Total property, plant and equipment, net	11,203,622	5,256,114	1,592,958	(32,412)	-	(408,118)	17,612,164
Commutation / transmission equipment	5,870,170	-	(1,559,820)	(3,790)	2,121,908		6,428,468
Fiber optic cables	416,643	-	(65,035)	-	51,414		403,022
Leased handsets	181,719	-	(130,823)	(13,489)	195,725		233,132
Infrastructure assets	2,975,924	-	(440,225)	(14,403)	294,848	(313,130)	2,503,014
Informatics assets	167,219	-	(62,568)	-	51,291		155,942
General use assets	251,489	-	(45,930)	(1)	63,289		268,847
Right-of-use in leases	-	5,256,114	832,146	-	-	(94,988)	5,993,272
Land	40,794	-	-	-	-		40,794
Construction in progress	1,299,664	-	3,065,213	(729)	(2,778,475)		1,585,673

The construction in progress represent the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 / CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

Right-of-use in lease	Network infrastructure	Vehicles	Shops & kiosks & real estate	Land (Network)	Fiber	Total
Balances at December 31, 2019	3,172,142	6,988	479,472	1,539,913	794,757	5,993,272

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Additions for the year	492,771	4,926	142,174	251,886	957,782	1,849,539
Remeasurement	(196,967)	(7,426)	(114,726)	(89,335)	(6,606)	(415,060)
Depreciation	(448,046)	(4,488)	(106,658)	(201,555)	(341,495)	(1,102,242)
Balances at December 31, 2020	3,019,900	-	400,262	1,500,909	1,404,438	6,325,509

Useful life - %	12.41	38.35	22.60	9.87	24.69

•	Depreciation rates

Annual rate %
Commutation / transmission equipment	8–14.29
Fiber optic cables	4–10
Leased handsets	14.28–50
Infrastructure assets	4–20
Informatics assets	10–20
General use assets	10–20

In 2020, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation, the Company assessed the useful life estimates for their fixed assets, and concluded that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

15.	Intangible assets

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Financial charges on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Entity and such costs can be reliably measured. Within this concept, we had the capitalization of charges for the acquisition of the 4G license and cleaning of the frequency of the 700 MHZ band acquired until September/19, when the asset was considered in operation by the administration and from this date, the capitalization of interest and charges on this asset was terminated. These costs are amortized over the estimated useful lives.

On December 31, 2020, and 2019, the Company does not present indications of impairment in its intangible assets of defined and indefinite useful life.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

(a) Changes in intangible assets

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

	Balance at December 2019	Balance of merged company	Additions/ Amortization	Write-offs	Transfers	Balance at December 2020

Total cost of intangible assets, gross	29,861,788	367,571	1,215,636	(945)	-	31,444,050
Software licenses	18,184,382	-	-	(939)	934,072	19,117,515
Authorizations	9,811,794	-	32,105	(6)	87,355	9,931,248
Goodwill	1,159,649	367,571	-	-	-	1,527,220
Infrastructure right-of-use - LT Amazonas	169,327	-	8,539	-	-	177,866
Other assets	327,360	-	-	-	2,266	329,626
Intangible assets under development	209,276	-	1,174,992	-	(1,023,693)	360,575

Total accumulated amortization	(20,561,032)		(1,856,917)	974	-	(22,416,975)
Software licenses	(15,093,166)	-	(1,286,295)	974	-	(16,378,487)
Authorizations	(5,278,413)	-	(537,828)	-	-	(5,816,241)
Infrastructure right-of-use - LT Amazonas	(60,204)	-	(7,762)	-	-	(67,966)
Other assets	(129,249)	-	(25,032)	-	-	(154,281)

Total intangible assets, net	9,300,756	367,571	(641,281)	29	-	9,027,075
Software licenses (c)	3,091,216	-	(1,286,295)	35	934,072	2,739,028
Authorizations (f)	4,533,381	-	(505,723)	(6)	87,355	4,115,007
Goodwill (d)	1,159,649	367,571	-	-	-	1,527,220
Infrastructure right-of-use - LT Amazonas (e)	109,123	-	777	-	-	109,900
Other assets	198,111	-	(25,032)	-	2,266	175,345
Intangible assets under development	209,276	-	1,174,992	-	(1,023,693)	360,575

	Balance at December 2018	Additions/ Amortization	Transfers	Other changes (g)	Balance at December 2019

Total cost of intangible assets, gross	28,999,775	961,213	-	(98,633)	29,862,355
Software licenses	17,142,641	-	1,041,741	-	18,184,382
Authorizations	7,638,972	26,969	2,255,623	(109,770)	9,811,794
Goodwill	1,159,649	-	-	-	1,159,649
Deferred commission costs to sales representatives	566	-	-		566
Infrastructure right-of-use - LT Amazonas	198,201	-		(28,874)	169,327
Other assets	307,654	-	19,707	-	327,361
Intangible assets under development	2,552,092	934,244	(3,317,071)	40,011	209,276

Total accumulated amortization	(18,685,342)	(1,876,257)	-	-	(20,561,599)
Software licenses	(13,681,086)	(1,412,080)	-	-	(15,093,166)
Authorizations	(4,845,642)	(432,771)	-	-	(5,278,413)

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Deferred commission costs to sales representatives	(567)	-	-		(567)
Infrastructure right-of-use - LT Amazonas	(52,441)	(7,763)	-	-	(60,204)
Other assets	(105,606)	(23,643)	-	-	(129,249)

Total intangible assets, net	10,314,433	(915,044)	-	(98,633)	9,300,756
Software licenses (c)	3,461,555	(1,412,080)	1,041,741	-	3,091,216
Authorizations (f)	2,793,330	(405,802)	2,255,623	(109,770)	4,533,381
Goodwill (d)	1,159,649	-	-	-	1,159,649
Deferred commission costs to sales representatives	(1)	-	-		(1)
Infrastructure right-of-use - LT Amazonas (e)	145,760	(7,763)		(28,874)	109,123
Other assets	202,048	(23,643)	19,707	-	198,112
Intangible assets under development	2,552,092	934,244	(3,317,071)	40,011	209,276

Intangible assets under development represents the cost of projects in progress related to the acquisition of 4G authorizations and/or other intangible assets during the period of their construction and installation, up to the moment when they enter into operation, whereupon they will be transferred to the corresponding accounts for these assets. In addition, these intangible assets under development were assessed for impairment on December 31, 2020 and December 31, 2019, with no necessary adjustment.

(b) Amortization rates

Annual rate %

Software licenses	20
Authorizations	5–50
Right to use infrastructure	5
Other assets	7–10

(c) Software licenses

Software maintenance costs are recognized as an expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Group, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered in previous years

The Company has the following goodwill, based on the expected future profitability on December 31, 2020 and 2019:

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - TIM Celular S.A (merged by Intelig, current TIM S.A), at the end of 2011, the subsidiary acquired Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$1,159,649.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A, the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company. Its recoverability is tested annually, through the impairment testing.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations involving TIM Group companies annually for impairment, and the methods and assumptions used by Management in the impairment testing of goodwill mentioned above are summarized below:

The Management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers the business at the consolidated level, therefore it covers the consolidated group. This methodology is aligned with the company's strategic direction. It is important to note that the results of the group are essentially represented by TIM S.A. Thus, the results of TIM S.A. are the main cash generator of the TIM Group, since the only operating company operating in Brazil is TIM S.A., and thus the Company represents a single cash-generating unit for the purpose of impairment test of assets with indefinite useful lives, pursuant to IAS 36 / CPC 01.

On December 31, 2020, the impairment test was performed by comparing the book value with the fair value minus the disposal costs of the asset, as foreseen in IAS 36 / CPC 01.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the book value of the cash generating unit.

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis.

Its securities are traded on BOVESPA with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

The measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value. Therefore, being the fair value higher than the book value, it is not necessary to calculate the value in use. The effects of TIM Participações holding (incorporated by TIM S.A) on the value of the book value are irrelevant and also its effects on the result of the Consolidated Group. Therefore, the calculations carried out at the

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less of cost of sales methodology is adequate to conclude that there is no provision for impairment since the fair value less the cost of sales is higher than the total book value of the cash generating unit.

(e) Infrastructure right-of-use - LT Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 and are classified as leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs (note 16).

(f) Authorizations

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$ 1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”).

The aforementioned license falls under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 to 2019.

In September 2019, the asset was considered in operation by the management and from this date, the capitalization of interest and charges on this asset was terminated. The capitalized amount in the year ended December 31, 2019 was R$ 38,375.

(g) Other changes include:

i) Remeasurement of authorization amounts, pursuant to Anatel resolution 695/18, in the amount of R$ 109,770.

(ii) Interest capitalized as a result of the acquisition of the 4G license, pursuant to IAS 23/CPC 20 (R1), in the amount of R$ 40,011, since the respective license is a qualifying asset for interest capitalization.

16.	Leases

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

Leases that the Company, as a lessee, holds substantially all the risks and rewards of ownership are classified as leases. They are capitalized at the lease's commencement at the lower of the fair value of the leased asset and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income statement as financial expenses over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income statement as financial revenue over the contractual term.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	2020	2019

LT Amazonas	162,198	156,378
	162,198	156,378

Current installment	(5,357)	(4,931)
Non-current installment	156,841	151,447

LT Amazonas

As a result of the contract signed with LT Amazonas, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

The table below includes the schedule of cash receipts for the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amounts. It should be noted that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at their present values:

	Nominal values	Present value

Up to December 2021	24,937	5,357
Jan 2022–Dec 2025	99,749	32,010
January 2026 onwards	190,633	124,831
	315,319	162,198

Liabilities

	2020	2019

LT Amazonas (i)	290,385	276,233
Sale of Towers (leaseback) (ii)	1,256,410	1,192,596
Other (iv)	115,027	115,973
Subtotal	1,661,822	1,584,802

Other leases (iii):
Lease-network	3,252,463	3,294,261
Lease - Vehicles	-	3,005
Lease - Stores & kiosks	175,660	255,857
Lease – Real estate	259,330	243,921
Lease - Land (Network)	1,606,567	1,600,456
Lease – Fiber	1,422,993	798,568
Subtotal lease IFRS 16 / CPC 06 (R2)	6,717,013	6,196,068
Total	8,378,835	7,780,870

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Current installment	(1,054,709)	(873,068)
Non-current installment	7,324,126	6,907,802

The amount of interest paid in the year ended December 31, 2020 related to IFRS 16 / CPC 06 (R2) is R$ 567,261 (R$ 592,323 in 2019).

Changes to the lease liability are shown in note 37.

i) LT Amazonas

The Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal values	Present value

Up to December 2021	47,366	13,772
Jan 2022–Dec 2025	189,465	51,915
January 2026 onwards	362,223	224,698
	599,054	290,385

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provide for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 transfers of towers occurred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (note 22).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the agreement entered into with ATC. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

	Nominal values	Present value

Up to December 2021	201,457	28,576
Jan 2022–Dec 2025	805,829	163,141
January 2026 onwards	1,936,060	1,064,693
	2,943,346	1,256,410

(iii) Other leases:

In addition to the lease operations mentioned above, the Company also has lease agreements that qualify within the scope of IFRS16 / CPC 06 (R2).

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Up to Dec 2021	Jan 2022–Dec 2025	Jan 2026 onwards	Nominal values	Present value
Total other leases	1,507,562	4,826,489	2,937,862	9,271,913	6,717,013
Lease - network	663,013	2,287,363	1,591,291	4,541,667	3,252,463
Lease - stores & kiosks	67,535	124,815	4,257	196,607	175,660
Lease - Real estate	59,348	181,870	131,678	372,896	259,330
Lease - Land (Network)	304,086	1,046,093	1,210,636	2,560,815	1,606,567
Lease – Fiber	413,580	1,186,348	-	1,599,928	1,422,993

The present value, principal and interest value on December 31, 2020 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 9.06% (10.55% in 2019).

The lease amounts considered low value or lower in the 12-month period recognized as rental expense on December 31, 2020 is R$ 28,523 (R$ 82,110 on December 31, 2019).

(iv) It is substantially represented by commercial leasing transactions in transmission towers.

17.	Other amounts recoverable

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the reduction of the TFF contribution (operating supervision fee) due to Fistel.

On December 31, 2020, this credit is R$ 43,906 (R$ 33,090 in 2019).

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

18.	Suppliers

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	December 2020	December 2019

	3,128,732	3,916,048

Domestic currency	2,932,486	3,762,674
Suppliers of materials and services (a)	2,839,547	3,660,528
Interconnection (b)	64,066	67,396
Roaming (c)	212	441
Co-billing (d)	28,661	34,309

Foreign currency	196,246	153,374
Suppliers of materials and services (a)	148,888	115,694
Roaming (c)	47,358	37,680

Current installment	3,128,732	3,916,048

(a) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(b) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(c) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(d) Refers to calls made by the customer when choosing another long-distance operator.

19.	Authorizations payable

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

On December 31, 2020, the Company has the following commitments with ANATEL:

	December 2020	December 2019

Renewal of authorizations (i)	188,498	199,363
Updated ANATEL liability (ii)	146,949	126,974
	335,447	326,337
Current installment	(102,507)	(88,614)
Non-current installment	232,940	237,723

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

(1)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable for another 15 (fifteen) years. In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue of the region covered by the authorization that ends each biennium. On December 31, 2020, the Company had balances falling due related to renovation of authorizations in the amount of R$ 188,498 (R$ 199,363 on December 31, 2019).

(2)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$ 1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million (R$ 147 million on December 31, 2020) which is still pending trial.

The primary authorizations held by TIM S.A. on December 31, 2020, as well as their expiration dates, are shown in the table below:

Expiry date
Terms of authorization	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 band (4G)	2500 MHz P** band (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR92 (PA) – Feb 2024*	Dec 2029
Rio de Janeiro and Espírito Santo	Oct 2027	Mar 2031*	ES - Apr 2023	Apr 2023	Oct 2027	Part of AR21 (RJ) – Feb 2024*	Dec 2029
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for the municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	PR – Oct 2027	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR61 (DF) – Feb 2024*	Dec 2029
São Paulo	-	Mar 2031*	Countryside – Apr 2023	Apr 2023	Oct 2027	-	Dec 2029
Paraná (except counties of Londrina and Tamarana)	Oct 2027	Sep 2022*	Apr 2023	Apr 2023	Oct 2027	AR41, except Curitiba and the Metropolitan Region – Feb 2024* AR41, Curitiba and Metropolitan Region – July 2031	Dec 2029
Santa Catarina	Oct 2027	Sep 2023*	Apr 2023	Apr 2023	Oct 2027	-	Dec 2029
Municipality and region of Pelotas, in the state of Rio Grande do Sul	-	Apr 2024*	-	Apr 2023	Oct 2027	-	Dec 2029
Pernambuco	-	May 2024*	-	Apr 2023	Oct 2027	Part of AR81 – July 2031	Dec 2029
Ceará	-	Nov 2023*	-	Apr 2023	Oct 2027	-	Dec 2029
Paraíba	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029
Rio Grande do Norte	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029
Alagoas	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029
Piauí	-	Mar 2024*	-	Apr 2023	Oct 2027	-	Dec 2029
Minas Gerais (except the municipalities of Sector 3 of the PGO for 3G radio frequencies and leftovers)	-	Apr 2028*	Apr 2023	Apr 2023	Oct 2027	Part of AR31 – Feb 2030*	Dec 2029

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Bahia and Sergipe	-	Aug 2027*	-	Apr 2023	Oct 2027	-	Dec 2029

* Terms already renewed for 15 years, therefore without the right to a new renewal period.

** Only complementary areas in specific states.

20.	Loans and financing

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

They are classified as financial liabilities measured at the amortized cost and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income statement under financial expenses.

Description	Currency	Charges	Maturity	December 2020	December 2019
BNDES (1)	URTJLP	TJLP at TJLP + 2.52% p.a.	July 2022	-	240,008
BNDES (1)	UM143	SELIC + 2.52% p.a.	July 2022	-	374,461
BNDES (PSI) (1)	R$	3.50% p.a.	Jan 2021	-	18,071
KFW Finnvera (2)	USD	Libor 6M+ 0.75% p.a.	Jan 2024–Dec 2025	344,125	330,217
Debentures (2)	BRL	104.1% CDI	July 2020	-	1,025,965
Cisco Capital (2)	USD	2.50% p.a.	Dec 2020	-	40,366
BAML (2)	EUR	0.279% p.a.	Aug 2021	570,844	-
Scotland (2)	USD	1.734% p.a.	Aug 2021	1,030,761	-
BNP Paribas (2)	USD	2.822% p.a.	Jan 2022	399,302
Total				2,345,032	2,029,088
Current				(1,689,385)	(1,384,180)
Non-current				655,647	644,908

Warranties

(1) Certain receivables of the Company.

(2) Does not have a guarantee.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and had restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every six months. In February 2020 the company made the full prepayment of financing obtained from BNDES, however there are still contracts in effect with the bank regulating the lines of credit available for withdrawal that are shown in the table below: Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Company has been complying with all the established financial ratios.

In May 2018, the company obtained a new credit line in the amount of R$ 1,500 million from BNDES to finance investments in fixed assets (Capex) for the 2017-2019 triennium with a term of use until March 2022. As of March 2019, with the hiring of Finame Direto, the Company replaced the sub-credit "B" of this contract (equivalent to R$ 390 million).

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

This new credit line in the amount of R$ 390 million with Finame, a company of the BNDES system aimed at improving the conditions of one of the sub-credits, of equal value, contracted with BNDES in May 2018, both in terms of term and cost. The cost of this line is IPCA plus interest of up to 2.99% per year and its availability extends until March 2022, without any disbursement obligations.

In January 2020, a new credit line in the principal amount of R$ 752 million, was secured between Banco do Nordeste do Brasil S.A. as a creditor and TIM S.A. as a borrower, guaranteed by bonds and receivables. The agreement has a total term of 8 years, 3 of which are grace period and 5 of amortization, to subsidize company´s capex plan for the next 3 years (2020-2022) in the Northeast region. The credit line is divided into two tranches: i) R$325 million to IPCA + 1.44% p.a. or IPCA +1.22% considering 15% of compliance bonuses; and ii) R) 427 million to IPCA + 1.76% p.a. or IPCA +1.48% considering 15% of compliance bonuses. Disbursement in installments scheduled for 2021 and 2022.

In July 2020, the Company settled on maturity the debentures issues in January 2019, in the amount of R$ 1,018 million.

The table below shows the position of financing and available lines of credit:

					Remaining amount
Type	Currency	Opening date	Term	Total amount		Amount used up to December 31, 2020
BNDES (i)	TJLP	May 2018	Mar 2022	1,090,000	1,090,000	-
BNDES (ii)	TJLP	May 2018	Mar 2022	20,000	20,000	-
FINAME (iii)	IPCA	Mar 2019	Mar 2022	390,000	390,000	-
BNB (iv)	IPCA	Jan 2020	June 2023	752,479	752,479	-
Total R$:				2,252,479	2,252,479	-

Objective:

(i)	Support to TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of national equipment
(ii)	Investments in social projects within the community
(iii)	Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of national manufacture.
(iv)	Support to TIM's investment plan for the years 2020 to 2022 in the region of operation of Banco do Nordeste do Brasil

As a result of the more efficient loan and financing management strategy, in February 2020 the Company pre-paid its total debt with BNDES at a cost of 171% of the CDI, replacing it with new loans with Bank of America Merrill Lynch (BAML) in the amount of R$ 425 million and The Bank of Nova Scotia (Scotia) in the amount of R$ 375 million. Both loans were obtained in foreign currency and have an average cost of 108.3% of the CDI rate.

In April 2020, the Company contracted a new loan in foreign currency with the Bank of Nova Scotia in the amount of R$ 574.2 million, with a cost of 155% of the CDI and a term of one year, aimed to strengthen the cash during the period of the crisis generated by the pandemic.

In May 2020, Company signed a new loan transaction in foreign currency with BNP Paribas in the amount of R$ 426 million at a cost of 155% of the CDI and a term of 1.5 years. The cash inflow related to this loan occurred in July 2020. The operation aimed to strengthen cash reserves during the crisis period generated by the pandemic.

The Company has swap operations, protecting itself from the risks of devaluation of the real in relation to the US dollar and euro in its loans and financing operations. However, it does not apply to “hedge accounting” (see note 37).

Loans and financing on December 31, 2020 due in long-term is in accordance with the following schedule:

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

2022	483,001
2023	86,834
2024	58,308
2025	27,504
655,647

The nominal value of the loans is consistent with their respective payment schedule.

Nominal value

2021	1,689,385
2022	483,001
2023	86,834
2024	58,308
2025	27,504
2,345,032

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from Cisco and KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers. For the purposes of fair value analysis, considering the characteristics of this transaction, the company understands that its fair value is equal to that recorded on the balance sheet.

With respect to proceeds contracted with the Bank of Nova Scotia, Bank of America and BNP Paribas, the fair value of these loans is considered to be the present value of the active tip of the swap contracts that protect the company from changes in exchange rates and interest. The fair value of the operations on December 31 are, respectively, R$ 1,035,473, R$ 569,917 and R$ 409,935.

21.	Indirect taxes, fees and contributions payable

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

	December 2020	December 2019

Indirect taxes, fees and contributions payable	938,880	466,072

ICMS	359,498	377,105
Taxes and fees - ANATEL (1)	509,087	22,009
Service tax – ISS	66,082	61,148
Other	4,213	5,810

Current installment	(935,778)	(463,075)
Non-current installment	3,102	2,997

(1) Fistel fee for the financial year 2020 has been deferred from the start of its payment, on the basis of Provisional Act 952 of April 15, 2020. Until December 31, 2020, the fee was not paid based on an injunction issued by the Regional Court of the 1st Region.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

22.	Direct taxes, fees and contributions payable

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. Since 2016 the company has chosen to make the monthly payment of income tax and social contribution.

	December 2020	December 2019

Direct taxes, fees and contributions payable	508,743	482,799

Income tax and social contribution	313,145	346,097
PIS / COFINS	154,353	104,514
Other (1)	41,245	32,188

Current installment	(296,299)	(270,489)
Non-current installment	212,444	212,310

(1) The breakdown of this account mainly refers to the company's adhesion to the Tax Recovery Program - REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – social contribution on Net Income), whose final maturity will be on October 31, 2024.

23.	Deferred revenues

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

	December 2020	December 2019

Deferred revenues	1,021,924	1,109,112

Services to be rendered - pre-paid (1)	189,482	186,310
Government grants (2)	24,732	42,159
Network Swap (3)	-	2,713
Prepaid revenues	11,163	11,651
Deferred revenue on sale of towers (4)	788,921	843,017
Contractual liabilities (5)	7,626	23,262

Current installment	(266,436)	(281,930)
Non-current installment	755,488	827,182

(1) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by clients.

(2) Referring to the release of resources related to the financing line with BNDES (Investment Support Program-BNDES PSI). The sum of grants granted by BNDES up to December 31, 2020 is R$ 203 million and the outstanding amount on December 31, 2020 is R$ 24,732 (R$ 42,159 on December 31, 2019). This amount is being amortized by the useful life of

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

the asset being financed and appropriated in the group of “other net revenues (expenses)” (note 29).

(3) Mainly referring to contracts for the onerous and reciprocal transfer of optical fiber infrastructure.

(4) Referring to the amount of revenue to be appropriated by the sale of the towers (note 16).

(5) Contract with clients. The balance of contractual assets and liabilities is as follows:

	December 2020	December 2019

Accounts receivable included in trade accounts receivable	2,000,764	2,413,865
Contractual assets (note 6)	14,914	15,142
Contractual liability	(7,626)	(23,262)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main variations in the period:

Contractual assets (liabilities)

Balance at January 1, 2020	(8,120)
Additions	(369)
Write-offs	15,777
Balance at December 31, 2020	7,288

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2021	2022
Contractual assets (liabilities)	8,611	(1,323)

The Company in line with paragraph 121 of IFRS 15 / CPC 47, is not presenting the effects of information on customer contracts with terms of duration of less than 1 year.

24.	Provision for legal and administrative proceedings

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

The Company is an integral part in judicial and administrative proceedings in the civil, labor, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable. Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

December 2020	December 2019

Provision for legal and administrative proceedings	886,947	703,522

Civil (a)	245,432	208,202
Labor (b)	213,026	208,224
Tax (c)	399,288	254,833
Regulatory (d)	29,201	32,263

The changes in the provision for judicial and administrative proceedings are summarized below:

	December 2019	Balance of merged company	Additions, net of reversals	Payments	Inflation adjustment	December 2020

	703,522	125,956	333,724	(413,634)	137,379	886,947

Civil (a)	208,202	4,501	224,416	(266,872)	75,185	245,432
Labor (b)	208,224	45,691	63,649	(138,899)	34,361	213,026
Tax (c)	254,833	75,646	48,897	(7,792)	27,704	399,288
Regulatory (d)	32,263	118	(3,238)	(71)	129	29,201

	December 2018	Additions, net of reversals	Payments	Inflation adjustment	December 2019

	742,162	498,698	(645,020)	107,682	703,522

Civil (a)	106,801	347,852	(335,415)	88,964	208,202
Labor (b)	423,923	38,218	(232,013)	(21,904)	208,224
Tax (c)	180,101	112,538	(77,341)	39,535	254,833
Regulatory (d)	31,337	90	(251)	1,087	32,263

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities ' business. The main processes are summarized below:

a. Civil proceedings

a. 1 Consumer lawsuits

The Company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions in the amount of R$ 139,429 (R$ 135,290 on December 31, 2019) refer mainly to alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of handsets and improper inclusion in debtors’ lists.

a.2 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, it is discussed: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising and; (vi) discussion of the collection of loyalty fines, in cases of theft and theft of the device. The amounts involved are equivalent to R$ 51,713 (R$ 31,221 on December 31, 2019).

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved are equivalent to R$ 18,634 (R$ 12,812 on December 31, 2019).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) renewal of lease agreements; (ii) shareholding subscription shares; (iii) indemnity lawsuits; (iv) alleged breach of contract and; (v) collection lawsuits. The amounts involved are equivalent to R$ 33,682 (R$ 27,039 on December 31, 2019).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and structure licensing (installation/operation). The amounts involved are equivalent to R$ 610 (R$ 498 on December 31, 2019).

a.6 ANATEL

The Company is a party to lawsuits against ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) alleged non-compliance with service quality targets. The amounts involved are equivalent to R$ 1,364 (R$ 1,342 on December 31, 2019).

b. Labor proceedings

The main labor claims with probable risk are summarized below:

These are processes involving several labor claims filed by both former employees, in relation to matters such as salary differences, levelling, payments of variable compensation, additional legal and working hours, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abided by contractors hired for that purpose.

From the total of 1,873 Labor claims on December 31, 2020 (2,304 on December 31, 2019) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own. The provision of these lawsuits totals R$ 213,026, adjusted for inflation (R$ 208,224 at December 31, 2019).

c. Tax lawsuits

	December 2020	December 2019
Federal taxes	233,399	155,495
State taxes	160,256	93,790
Municipal taxes	5,633	5,548
	399,288	254,833

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the change in the SELIC rate:

Federal taxes

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

The provision is substantially composed of the following processes:

(i)	The provision for TIM S.A. supports fifty-five proceedings, relating to questions involving the impact on operations of CIDE, CPMF, CSLL, IRRF, spontaneous denunciation of the fine in the payment of FUST and ancillary obligations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 8,355 (R$ 9,560 on December 31, 2019), as well as the amount related to the fine and interest of the contribution to FUST of 2009, where the benefit of spontaneous denunciation is not being recognized, whose provisioned and updated value is R$ 14,771 (R$ 14,564 on December 31, 2019).

(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 38,584 (R$ 37,977 on December 31, 2019).

(iii)	Additionally, in the second quarter of 2019, the company constituted the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST (Telecommunications Services Universalization Fund). Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 58,988 (R$ 58,116 on December 31, 2019).

(iv)	In June 2020, the company makes provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The amount provisioned and updated for December 2020 is R$ 5,313 (without correspondence from December/2019).

State taxes

The provision is substantially composed of the following processes:

The provision of the TIM S.A. in support of seventy-five cases, among which the following stand out: (i) the amounts involved in the proceedings, that the question of the reversal of the amounts payable for the ICMS tax, as well as the supporting documentation for the verification of the loan are appropriate for a Company whose values are recorded up-to-date, amounting to R$ 36,491 (R$ 23,558 on December 31, 2019), (ii) the amount to be offered to tax for the provision of telecommunications services, which is up-to-date, equal to R$ 5,135 (R$ 5,037 on December 31, 2019), as well as (ii) the charges on the grounds of supposed differences in both the inputs as the output of goods in the process of the withdrawal amount of the inventory, whose values are updated to the equivalent of R$ 15,751 (R$ 15,460 on December 31, 2019); (iv) the launching of credits related to the return of cellular phones assigned under gratuitous loan, whose updated amounts are equivalent to R$ 11,125 (R$ 10,826 on December 31, 2019); (v) subsidies for the handset, whose values are updated to the equivalent of R$ 8,767 (R$ 8,644 on December 31, 2019) and (vi) amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 14,912 (without correspondence on December 31, 2019).

Municipal taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

d. Regulatory processes

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

ANATEL initiated administrative proceedings against the company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

On December 31, 2020, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 29,201 (R$ 32,263 on December 31, 2019).

e. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisors and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, and no adverse material effects are expected in the financial statements, according to the values presented below:

	December 2020	December 2019

	18,147,562	18,337,227

Civil (e.1)	1,101,332	1,035,308
Labor and Social Security (e. 2)	340,801	398,886
Tax (e.3)	16,586,353	16,194,922
Regulatory (e.4)	119,076	708,111

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main lawsuits with risk of loss classified as possible, are described below:

e.1. Civil

	December 2020	December 2019
Consumer lawsuits (e. 1.1)	220,347	374,860
ANATEL (e.1.2)	223,066	220,526
Consumer protection agencies (e.1.3)	160,279	32,847
Former trading partners (e.1.4)	193,529	180,226
Environmental and infrastructure (e.1.5)	154,187	125,201
Other (e.1.6)	149,924	101,648
	1,101,332	1,035,308

e.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

e.1.2 ANATEL

The Company is a party to lawsuits against ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) alleged non-compliance with service quality targets.

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, it is discussed: (i) alleged failures in the provision of network services; (i) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

e.1.4 Former Trading Partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

1. 5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) renewal of lease agreements; (ii) shareholding subscription shares; (iii) indemnity lawsuits; (iv) alleged breach of contract and; (v) collection lawsuits.

e.2. Labor and Social Security

e.2.1. Social Security

TIM S.A received a Tax Notice for the Release of the Debt relating to the alleged irregularity in the payment of social security contributions relating to the payment of Profit Sharing, in the likely updated amount of R$ 9,487 (R$ 22,587 on December 31, 2019). Moreover, it received Tax Notifications of Release of Debts, referring to the alleged irregularity in the collection of Social Security contributions on installments received as indemnity allowances, unadjusted bonuses, hiring bonuses and incentives, in the total possible amount of R$ 22,829, updated (R$ 38,382 on December 31, 2019).

e.2.2. Labor

There are 3,038 Labor claims on December 31, 2020 (3,881 on December 31, 2019) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 317,971 (R$ 386,012 on December 31, 2019).

The other values are related to labor processes of various requests filed by former employees of their own and third-party companies.

e.3. Tax

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

	December 2020	December 2019

	16,586,353	16,194,922

Federal taxes (e.3.1)	4,268,212	4,253,354
State taxes (e.3.2)	8,562,352	8,246,869
Municipal taxes (e.3.3)	740,813	703,132
FUST, FUNTTEL and EBC (e.3.4)	3,014,976	2,991,567

The values presented are corrected, in an estimated way, based on the SELIC index. The historical amount involved is R$ 11,976,959 (R$ 11,474,961 on December 31, 2019).

e.3.1. Federal taxes

The total amount assessed against the TIM Group in relation to federal taxes is R$ 4,268,212. On December 31, 2020 (R$ 4,253,354 on December 31, 2019). Of this value, the following discussions stand out mainly:

a.	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 2,715,670 (R$ 2,672,754 on December 31, 2019).

b.	Method of compensation for tax losses and negative bases. The amount involved is R$ 193,181 (R$ 203,302 on December 31, 2019)

c.	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 67,572 (R$ 66,164 on December 31, 2019).

d.	Collection of IRRF [withholding income tax] on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 259,088 (R$ 256,833 on December 31, 2019).

e.	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on financial investments and negative balance of IRPJ. The amount involved is R$ 399,691 (R$ 427,233 on December 31, 2019).

e.3.2. State taxes

The total assessed amount against TIM Group regarding state taxes on December 31, 2020 is R$ 8,562,352 (R$ 8,246,869 on December 31, 2019). Of this value, the following discussions stand out mainly:

a.	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The involved amount is R$ 1,128,741 (R$ 1,053,411 on December 31, 2019).

b.	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 492,935 (R$ 887,637 on December 31, 2019). The change is due to the partial favorable outcome, in the amount of R$ 254 million.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

c.	Credit reversal and extemporaneous credit related to acquisitions of permanent assets. The involved amount to TIM S.A. is R$ 608,316 (R$ 731,864 on December 31, 2019). The change is due to the partial favorable outcome, in the amount of R$ 67 million.

d.	Credits and chargebacks of ICMS, as well as the identification and documentary support of values and information released in customer accounts, such as tax rates and credits granted in anticipation of future surcharges (special credit), as well as credits related to tax substitution operations and exempt and untaxed operations. On December 31, 2020, the involved amount is R$ 3,356,501 (R$ 3,284,473 on December 31, 2019).

e.	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 134,494 (R$ 131,057 on December 31, 2019).

f.	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 698,673 (R$ 138,684 on December 31, 2019). The change is due to the addition of two new cases in São Paulo, in the amount of R$ 362 million and R$ 183 million.

g.	Alleged lack of collection of ICMS due to the gloss of chargebacks related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with reduction of the calculation base, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation basis. The amount involved is R$ 249,271 (R$ 198,505 on December 31, 2019).

h.	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 197,521 (R$ 180,920 on December 31, 2019).

i.	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 260,447 (R$ 249,659 on December 31, 2019).

e.3.3. Municipal taxes

The total assessed amount against TIM Group regarding municipal taxes with possible risk is R$ 740,813 on December 31, 2020 (R$ 703,132 on December 31, 2019). Of this value, the following discussions stand out mainly:

a.	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 150,023 (R$ 147,572 on December 31, 2019).

b.	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 385,536 (R$ 300,669 on December 31, 2019).

c.	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 126,159 (R$ 120,503 on December 31, 2019).

e.3.4. FUST and FUNTTEL

The total amount charged against the TIM Group in relation to the contributions to FUST and FUNTTEL with a possible risk rating is R$ 3,014,976 (R$ 2,991,567 on December 31, 2019). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

On December 31, 2020, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 119,076 (R$ 708,111 on December 31, 2019). The variation was mainly due to the processing of the PADOs included in the Conduct Adjustment Term “TAC” in negotiations with ANATEL, where such processes were extinguished in the administrative spheres.

On August 22, 2019, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC), which had been negotiated since June 2018 with the regulator. The agreement covers a sanctions reference value of R$ 627 million. The commitment to be made by TIM includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, reduction of complaint rates, repair of users and strengthening of transport and access networks. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 366 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure will be implemented in three years - more than 80% in the first two years – being guaranteed by the Company the sharing regime with the other providers.

On June 19, 2020 the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25. The agreement covers sanctions totaling a value of approximately R$ 639 million, updated, which will be filed according to commitments represented in actions to improve quality and customer experience as well as increase network infrastructure in more than 2,000 locations.

By obtaining the extension of the term of the authorizations to use the radio frequencies associated with the SMP, TIM S.A. becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, the revenues obtained with Value-Added Services. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

25.	Shareholders' equity

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

a. Share capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up capital on December 31, 2020, is represented by 2,420,804,398 common shares (42,296,789,606 common shares on December 31, 2019).

The Company is authorized to increase its capital up to the limit of 4,450,000,000 common shares, by resolution of Board of Directors, regardless of any amendment to its bylaws.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

On July 2, 2020, the Board of Directors of the Company approved the reverse split of all of the 42,296,789,606 of common shares without par value issued by the Company pursuant to the terms of Art. 12 of Law 6404/76, with no change in the capital, at a ratio of 100 shares to form 1 common share, through the capital, to be represented by the 422,967,896 common shares, with no par value, while preserving all of the rights and privileges of those shares are common shares. The proposed grouping did not result in fractions of shares. The incorporation resulted in the cancellation of all the shares issued by the company, which were owned by TIM Participações.

Following the merger mentioned in note 1, is checked for the condition precedent, the shareholders of TIM Participações received 1 common share issued by the TIM S. for each 1 common share issued by TIM Participações, of ownership, and that, assuming the maintenance of the number of shares issued by TIM Participações, ex-treasury shares, resulting in the issuance of a 2,420,447,019 the common shares by the management of TIM S.A., all nominative, book-entry and with no par value.

On August 31, 2020, the increase in the capital of the company in the amount of R$ 1,719 defined in the incorporation protocol was approved at an ordinary and Extraordinary General Meeting, which was represented by R$ 13,477,891.

On September 28, 2020, at a meeting of the Board of directors, and the directors of the Company has become aware of the payments relating to the awards of the 2018 and 2019, based on the transfer of shares held in treasury stock to the beneficiaries as provided for in the Plans and pursuant to the terms of the share buy-back Program as approved by the Board of Directors of TIM Participações S.A. (merged into TIM S.A.) in the meeting held on the 29th of July 2020, in the amount of 357,379 shares (note 1).

b. Capital reserves

200 of Law 6404/76, which provides for Joint-Stock Companies. This reserve is broken down as follows:

	December 2020	December 2019

	397,183	36,154

Goodwill special reserve	353,604	-
Call options for shares	43,579	36,154

b.1 Goodwill special reserve

The special reserve of goodwill was constituted from the incorporation of the net assets of the parent company Tim Participações S.A. (note 1)

b.2 Stock options

The balances recorded under these items represent the company's expenses for stock options granted to employees (note 26).

c. Profit reserves

c.1 Legal reserve

It refers to the allocation of 5% of the net income for the year ended December 31 of each year, until the Reserve equals 20% of the capital, excluding from 2018 the balance allocated to the reserve of tax incentives. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the capital.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c. 3 Tax Benefit Reserve

The company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. This reserve can only be used to offset losses or increase capital. On December 31, 2020, the accumulated amount of benefits enjoyed by the Company amounts to R$ 1,781,560 (R$ 1,612,019 on December 31, 2019).

The said tax benefit basically corresponds to the reduction of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in conformity with the bylaws and the Brazilian Corporate Law.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of adjusted net income.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

On December 31, dividends and interest on shareholders’ equity were calculated as follows:

	2020	2019

Net income for the year	1,843,690	3,860,162

	1,843,690	3,860,162
(-) Non-distributable tax incentives	(169,540)	(194,161)
(-) Constitution of legal reserve	(83,707)	(183,300)
Adjusted profit	1,590,443	3,482,701

Minimum dividends calculated on the basis of 25% of adjusted profit	397,611	870,675

Breakdown of dividends payable and interest on shareholders’ equity:
Interest on shareholders’ equity	1,083,000	1,183,000
Total dividends and interest on shareholders’ equity distributed and proposed	1,083,000	1,183,000
Withholding income tax (IRRF) on interest on shareholders’ equity	(162,450)	(177,450)
Total dividends and interest shareholders’ equity, net	920,550	1,005,550

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Interest on shareholders’ equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net income for the year, in changes in shareholders' equity. Interest on shareholders’ equity received and/or receivable is recorded against financial revenues, impacting the equity in net income of subsidiaries. For presentation purposes, the impacts on the result are eliminated. During 2020, the total amount of interest on shareholders’ equity approved was R$ 1,083,000 and the total paid was R$ 1,153,054 (R$ 585 million referring to the year 2020 and R$ 568 million referring to the year 2019. The amount of R$ 583 million, referring to the last tranche, of 2020, will be paid until January 22, 2021.

The balance on December 31, 2020 of the item “dividends and Interest on shareholders’ equity payable” is composed of the outstanding amounts of previous years in the amount of R$ 43,026, in addition to the unpaid amount of interest on shareholders’ equity allocated and calculated in 2020 in the amount of R$ 495,550, net.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on shareholders’ equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flows, Interest on shareholders’ equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

26.	Long-term incentive plan

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

Plan 2011 – 2013, plan 2014-2016 and Plan 2018-2020

On August 5, 2011, April 10, 2014 and April 19, 2018, the long-term incentive plans were approved by the General Meeting of shareholders of TIM Participações S.A. (incorporated by TIM AS on August 31, 2020); “2011-2013 Plan”, “2014-2016 Plan” and “2018-2020 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2011-2013 and 2014-2016 plans deal with the granting of stock options, while the 2018-2020 plan provides for the granting of shares (performance shares and restricted shares).

The exercise of the options of the 2011-2013 Plan is conditioned on the achievement of specific performance targets that could prevent the exercise of options, while when in the exercise of the options of the 2014-2016 Plan, the achievement of goals may affect only the acquisition price of the shares. The strike price is calculated by applying a plus or minus adjustment to the base price of the share as a result of shareholder performance, taking into account the criteria provided for in each plan.

The 2018-2020 Plan proposes to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

The term of validity of the options of the 2011-2013 and 2014-2016 plans is 6 years and TIM S.A. has no legal or non-formalized obligation to repurchase or settle the options in cash. For the 2018-2020 plan, the term of validity has the same periodicity of 3 years related to its deficiency (Vesting). In turn, the 2018-2020 plan, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the fair value of the options and the value of the shares and is recognized in the results over the vesting period.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Stock Options Program Table

Granting date	Options granted	Maturity date	Base Price	Balance at the beginning of the year	Granted during the year	Exercised during the year	Expired during the year	Overdue during the year	Balance at the end of the year

Plan 2014-2016 - 3rd Grant	3,922,204	Nov 2022	R$ 8.10	419,340	-	-124,277	-	-	295,063
Plan 2014-2016 - 2nd Grant	3,355,229	Oct 2021	R$ 8.45	132,848	-	-111,077	-	-	21,771
Plan 2014-2016-1st Grant	1,687,686	Sep 2020	R$ 13.42	378,286	-	-69,708	-308,578	-	-
Plan 2011-2013 - 3rd Grant	3,072,418	July 2019	R$ 8.13	-	-	-	-	-	-
Plan 2011-2013 - 2nd Grant	2,661,752	Sep 2018	R$ 8.96	-	-	-	-	-	-
Plan 2011-2013-1st Grant	2,833,595	Aug 2017	R$ 8.84	-	-	-	-	-	-
Total	17,532,884			930,474	-	-305,062	-308,578	-	316,834
Weighted average price of the balance of grants			R$ 8.12

Stock Program Table (Performance Shares and Restricted Shares)

Granting date	Options granted	Maturity date	Base Price	Balance at the beginning of the year	Granted during the year	Exercised during the year	Expired during the year	Overdue during the year	Balance at the end of the year

Plan 2014-2016 - 3rd Grant	3,922,204	Nov 2022	R$ 8.10	419,340	-	-124,277	-	-	295,063
Plan 2014-2016 - 2nd Grant	3,355,229	Oct 2021	R$ 8.45	132,848	-	-111,077	-	-	21,771
Plan 2014-2016-1st Grant	1,687,686	Sep 2020	R$ 13.42	378,286	-	-69,708	-308,578	-	-
Plan 2011-2013 - 3rd Grant	3,072,418	July 2019	R$ 8.13	-	-	-	-	-	-
Plan 2011-2013 - 2nd Grant	2,661,752	Sep 2018	R$ 8.96	-	-	-	-	-	-
Plan 2011-2013-1st Grant	2,833,595	Aug 2017	R$ 8.84	-	-	-	-	-	-
Total	17,532,884			930,474	-	-305,062	-308,578	-	316,834
Weighted average price of the balance of grants			R$ 8.12

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Identification of grant:	Shares granted	Maturity date	Grant Price	Balance at the beginning of the year	Granted during the year	Transferred during the year			Paid in cash			Canceled during the year	Balance at the end of the year
						Volume Vested	Performance change	Additional Dividends	Volume Vested	Performance change	Additional Dividends

2018-2020 Plan 3rd Grant	796,054	Apr 2023	14.40	-	796,054	-	-	-	-	-	-	-	796,054
2018-2020 Plan 2nd Grant	930,662	July 2022	11.28	897,244	-	(209,349)	(83,672)	(16,536)	-	-	-	-	587,687
2018-2020 Plan 1st Grant	849,932	Apr 2021	14.41	285,690	-	(83,181)	70	(4,655)	(2,915)	(5)	(164)	-	194,840
Total	2,576,648			1,182,934	796,054	(292,530)	(83,602)	(21,191)	(2,915)	(5)	(164)	-	1,578,581
Weighted average price of the balance of grants			13.12

The significant data included in the model, for the Stock Option Grants, was as follows:

Granting date	Base price - weighted average share in the period of measurement of the grant	Volatility	Expected life of the option	Annual interest rate without risk
Grant 2011	R$ 8.84	51.73% p.a.	6 years	11.94% p.a.
Grant 2012	R$ 8.96	50.46% p.a.	6 years	8.89% p.a.
Grant 2013	R$ 8.13	48.45% p.a.	6 years	10.66% p.a.
Grant 2014	R$ 13.42	44.60% p.a.	6 years	10.66% p.a.
Grant 2015	R$ 8.45	35.50% p.a.	6 years	16.10% p.a.
Grant 2016	R$ 8.10	36.70% p.a.	6 years	11.73% p.a.

Note: Significant data is characteristic of an option-based plan, considering the use of fair value as the appropriate method for calculating expenses with option remuneration.

The base price of the share of each grant was calculated using the weighted averages of TIM Participações's share price, considering the following periods:

•	Plan 2011-2013-1st Grant-traded volume and trading price of TIM Participações shares in the period of 30 days prior to the date of 07/20/2011 (date on which the Board of Directors of TIM Participações approved the benefit).

•	Plan 2011–2013 – 2nd Grant – traded volume and trading price of shares of TIM Participações for the period 07/01/2012–08/31/2012.

•	Plan 2011–2013 – 3rd Grant-traded volume and trading price of TIM Participações shares for the period of 30 days prior to 07/20/2013.

•	Plan 2014-2016-1st Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2014).

•	Plan 2014-2016-2nd Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2015).

•	Plan 2014–2016 – 3rd Grant-traded volume and trading price of TIM Participações shares in the 30 days prior to the date defined by the Board of Directors (September 29, 2016).

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

•	Plan 2018–2020 – 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2018–03/31/2018.

•	Plan 2018–2020 – 2nd Grant-traded volume and trading price of TIM Participações shares for the period 06/01/2019–06/30/2019.

•	Plan 2018–2020 – 3rd Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2020–03/31/2020.

The Company recognizes the impact of the review of original estimates, if any, on the statement of income, with a counterparty to net assets. On December 31, 2020, expenses pegged to these long-term benefit plans totaled R$ 9,999 (R$ 2,908, on December 31, 2019).

27.	Net operating revenue

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

Revenues from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data, number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income (loss) when these services are actually used by customers.

The service revenue item also includes revenue from financial partnership agreements and, as provided for in the agreement, the amount of revenue recognized up to December 31, 2020 by TIM customers who have accounts with our financial partner C6, which was approximately R$ 15 million (note 42).

Revenues from sales of products

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the product sold.

Identification of contracts

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

Identification of performance obligation

Based on the review of its contracts, the Company verified the existence of two performance obligations:

(i) sale of equipment; e

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the client; and the asset is considered transferred when (or as) the client obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

 Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in note 11) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	December 2020	December 2019

Net operating revenue	17,267,812	17,377,194

Gross operating revenue	24,346,101	25,182,831

Revenue from services	23,279,423	23,820,343
Revenue from services – Mobile	21,522,135	22,145,033
Revenue from services – Fixed telephony	1,757,288	1,675,310

Sale of goods	1,066,678	1,362,488

Deductions from gross revenue	(7,078,289)	(7,805,637)
Taxes	(4,534,582)	(4,939,980)
Discounts granted	(2,531,920)	(2,843,670)
Returns and other	(11,787)	(21,987)

28.	Operating costs and expenses

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

	December 2020				December 2019
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(7,996,615)	(4,443,027)	(1,656,267)	(14,095,909)	(7,433,731)	(4,986,289)	(1,693,104)	(14,113,124)

Personnel	(58,024)	(632,231)	(313,400)	(1,003,655)	(53,392)	(624,353)	(373,272)	(1,051,017)
Outsourced services	(587,835)	(1,743,644)	(532,044)	(2,863,523)	(569,242)	(2,041,646)	(508,322)	(3,119,210)
Interconnection and connection media	(1,672,655)	-	-	(1,672,655)	(1,419,464)	-	-	(1,419,464)
Depreciation and amortization	(4,569,064)	(247,666)	(710,282)	(5,527,012)	(4,132,223)	(256,898)	(739,861)	(5,128,982)
Taxes, fees and contributions	(28,675)	(761,152)	(23,809)	(813,636)	(32,120)	(817,369)	(18,460)	(867,949)
Rentals and reinsurance	(316,650)	(107,550)	(15,743)	(439,943)	(291,302)	(121,795)	(20,582)	(433,679)
Cost of goods sold	(756,060)	-	-	(756,060)	(931,818)	-	-	(931,818)
Advertising	-	(377,184)	-	(377,184)	-	(355,234)	-	(355,234)
Losses on doubtful accounts (note 6)	-	(552,817)	-	(552,817)	-	(748,291)	-	(748,291)
Other	(7,652)	(20,783)	(60,989)	(89,424)	(4,170)	(20,703)	(32,607)	(57,480)

The Company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the company. Such plans do not bring any additional obligations to the company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

29.	Other revenues (expenses), net

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

	December 2020	December 2019
Revenues
Revenue from grant, net	17,427	21,572
Telecommunication service fines	37,490	50,499
Revenue on disposal of assets	5,375	2,214
PIS/COFINS credits (i)	-	1,795,000
Other revenues	65,216	82,657
	125,508	1,951,942
Expenses
FUST/FUNTTEL (ii)	(133,378)	(137,169)
Taxes, fees and contributions	(10,316)	(4,024)
Provision for legal and administrative proceedings, net of reversal
	(292,439)	(418,461)
Expenses on disposal of assets	(13,538)	(7,055)
Other expenses	(32,823)	(62,543)
	(482,494)	(629,252)

Other revenues (expenses), net	(356,986)	1,322,690

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

(i) The change refers to the update of claims arising from judicial proceedings with a final decision passed in favor of the company in higher courts, in 2019, which discussed the exclusion of ICMS from calculation basis of PIS and COFINS contributions. The amount of R$ 1,795 million was recorded under Other revenues in June and September 2019 (note 9).

(ii) Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

30.	Financial revenues

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

	December 2020	December 2019

Financial revenues	432,287	1,427,500
Interest on interest earning bank deposits	81,672	86,574
Interest of clients	28,686	37,232
Swap interest	32,955	15,536
Interest on lease	19,924	20,528
Inflation adjustment (1)	110,970	1,262,772
Other derivatives (2)	155,165	-
Other revenues	2,915	4,858

(1) In 2019, it includes the amounts of R$1,228 million of updating claims arising from judicial proceedings on the exclusion of ICMS from the calculation base of PIS and COFINS (note 9).

(2) The mark-to-market value of these derivatives includes a gain of R$ 155 million referring to the company’s call option to exercise ordinary shares of C6 Bank which it has been obtained through an operating partnership with Banco C6 initiated in the year of 2020. The difference between the mark-to-market value of the call option and the cost to subscribe the shares within the bank was measured based on information available in the last equity issuance of the bank and disclosed in the market. The disclosures of this derivative financial instrument are detailed in note 37.

31.	Financial expenses

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

	December 2020	December 2019

Financial expenses	(1,232,781)	(1,238,655)
Interest on loans and financing	(70,392)	(116,735)
Interest on taxes and fees	(43,311)	(28,345)
Swap interest	(45,970)	(24,604)
Interest on lease	(766,263)	(821,463)
Inflation adjustment (1)	(155,036)	(134,484)
Discounts granted	(33,725)	(36,047)
Other expenses	(118,084)	(76,977)

(1) Substantial part related to inflation adjustment on lawsuits (R$ 137,379 in 2020 – note 23).

32.	Foreign exchange variations, net

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

	December 2020	December 2019
Revenues
Loans and financing	-	22,494
Suppliers	15,952	8,972
Swap (1)	305,012	40,742
Other	43,155	15,950
	364,119	88,158
Expenses
Loans and financing	(305,010)	(40,715)
Suppliers	(45,901)	(13,141)
Swap	-	(22,493)
Other	(19,991)	(12,691)
	(370,902)	(89,040)

Foreign exchange variations, net	(6,783)	(882)

(1) Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (note 37).

33.	Income tax and social contribution expenses

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

	December 2020	December 2019
Income tax and social contribution - current
Income tax for the year	(684,099)	(155,521)
Social contribution for the year	(232,671)	(58,905)
Tax incentive – SUDENE/SUDAM (*)	164,442	156,594
	(752,328)	(57,832)
Deferred income tax and social contribution
Deferred income tax	453,274	(623,587)
Deferred social contribution	144,775	(224,491)
	598,049	(848,078)
Provision for contingencies of income tax and social contribution
	(9,671)	(8,651)
	588,378	(856,729)
	(163,950)	(914,561)

The reconciliation between income tax and social contribution expense as calculated by applying combined tax rates and amounts reflected in income (loss) is as follows:

	December 2020	December 2019

Profit before income tax and social contribution	2,007,640	4,774,723
Combined statutory rate	34%	34%
Income tax and social contribution at the combined statutory rates
	(682,598)	(1,623,407)

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

(Additions) /exclusions:
Permanent additions, exclusions:
Nondeductible expenses for tax purposes	(30,959)	26,719
Tax incentive SUDENE/SUDAM (*)	164,442	156,594
Tax benefit related to interest on shareholders’ equity allocated	368,220	402,220
Other amounts	16,945	123,313
	518,648	708,846
Income tax and social contribution recorded in the income (loss) for the year
	(163,950)	(914,561)
Effective rate	8.17%	19.15%

(*) As mentioned in note 25 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the capital. TIM S.A. has tax benefits that fall under these rules.

34.	Earnings per share

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the period.

	December 2020	December 2019

Profit attributable to shareholders of the Company	1,843,690	3,860,162

Weighted average number of shares issued (thousands)	22,025,824	42,296,790

Basic earnings per share (in R$)	0.08	0.09

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding to assume the conversion of all potential dilutive shares.

	December 2020	December 2019

Profit attributable to shareholders of the Company	1,843,690	3,860,162

Weighted average number of shares issued (thousands)	22,026,085	42,296,790

Diluted earnings per share (in R$ )	0.08	0.09

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

The calculation of diluted earnings per share considered 261 thousands of shares related to the grants of the 2011-2013 plan and the 2014-2016 plan, as mentioned in note 26.

In 2019, there were no potential diluting shares in the share of current shareholders. Thus, the calculation of diluted earnings per share was equal to basic earnings per share.

35.	Balances and transactions with related parties

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

The balances of transactions with Telecom Italia Group companies are as follows:

	Assets
	December 2020	December 2019
TIM Participações (8)	-	11,310
Telecom Italia Sparkle (1)	1,630	1,949
TI Sparkle (3)	1,915	2,007
TIM Brasil (8)	6,129	4,860
Other	1,044	1,035
Total	10,718	21,161

	Liabilities
	December 2020	December 2019

TIM Participações (4)	-	32,975
Telecom Italia S.p.A. (2)	75,317	80,825
Telecom Italia Sparkle (1)	10,576	6,531
TI Sparkle (3)	7,333	3,731
TIM Brasil (5)	6,145	4,916
Vivendi Group (6)	1,150	1,164
Gruppo Havas (7)	24,068	11,049
Other	2,797	2,467
Total	127,386	143,658

	Revenue
	December 2020	December 2019

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Telecom Italia S.p.A. (2)	1,197	775
Telecom Italia Sparkle (1)	2,994	5,371
TI Sparkle (3)	4,059	2,052
Total	8,250	8,198

	Cost/Expense
	December 2020	December 2019

Telecom Italia S.p.A. (2)	110,407	93,188
Telecom Italia Sparkle (1)	27,485	24,914
TI Sparkle (3)	19,923	18,700
Vivendi Group (6)	1,207	1,386
Gruppo Havas (7)	207,682	264,318
Other	22,308	18,713
Total	389,012	421,219

(1) Amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(2) Amounts refer to international roaming, technical assistance and Value-Added Services-VAS.

On May 17, 2018, TIM Participações (incorporated by TIM S.A) and Telecom Italia signed a trademark license agreement formally granting TIM Participações and the company the right to use the “TIM” trademark by paying royalties in the amount of 0.5% of the company's net revenue. Payment is made quarterly.

(3) Amounts refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(4) The amounts refer to the contracting of insurance to cover operating risks, civil liability, health, among others. As mentioned in note 1, TIM Participações was incorporated by TIM S.A. on August 31, 2020.

(5) mainly refer to judicial deposits made on account of labor causes and transfers of employees.

(6) The values refer to Value Added Services-VAS.

(7) From the values described above, in the result, they refer to advertising services, of which, R$ 195,117 (R$ 172,956 on December 31, 2019), are related to media transfers.

(8) Refer to judicial deposits made on account of labor claims. As mentioned in note 1, TIM Participações was incorporated by TIM S.A. on August 31, 2020.

The Company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On December 31, 2020, the Company invested R$ 4,829 (R$ 4,207 on December 31, 2019) using own funds in social benefit.

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

36.	Management remuneration

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

The key management personnel include: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	December 2020	December 2019

Short-term benefits	23,949	18,178
Other long-term benefits (1)	4,544	900
Share-based payments	6,343	5,049
	34,836	24,127

(1)     The variation occurred manly due to the number of eligible employees.

37.	Financial instruments and risk management

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

Among the financial instruments registered in the company, there are also derivatives that are financial liabilities measured at fair value through the result. At each balance sheet date such liabilities are measured at their fair value. Interest, inflation adjustment, foreign exchange variations and any variations arising from measurement at fair value, when applicable, are recognized in income (loss) when incurred in the “Financial revenues or expenses” line.

Derivatives are initially recognized at fair value on the date the derivative agreement is entered into, and are subsequently remeasured at fair value. The Company does not apply “hedge accounting”.

The Company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to exchange rate variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors to which the Company is exposed are:

(i) Exchange variation risks

The risks of foreign exchange variation relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange change. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of cancelling the impacts arising from the fluctuation of exchange rates on the financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange variation risks or derivative financial instruments to reduce the risks of foreign exchange exposure in commercial contracts.

On December 31, 2020, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

In addition to the risks mentioned above, there are no other financial assets and liabilities in significant amounts that are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks refer to:

- The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA and/or TLP, when such rates do not correspond proportionally to the rates relating to Interbank Deposit Certificates (CDI). On December 31, 2020, the Company had no swap operation pegged to long-term interest rate (TJLP), IPCA and/or TLP.

- Possibility of unfavorable change in interest rates, which would result in increase in financial expenses of the Company, as a result of the debt portion and liability positions that the Company has in swap contracts pegged to variable interest rates (percentage of CDI). However, on December 31, 2020, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on December 31, 2020 and December 31, 2019 or revenues from services rendered.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of revenues from sale of goods during the year ended December 31, 2020 and 2019. There are no customers who contributed more than 10% of the net accounts receivable from the sale of goods on December 31, 2020 and December 31, 2019.

(v)       Liquidity risk

- Liquidity risk arises from the need for cash before the obligations assumed. The Company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity.

- The management of liquidity and cash flow of the Company are performed on a daily basis to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain the schedule of operating and financial commitments.

- All financial investments of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or, iii) sell assets to increase liquidity.

In order to eliminate any liquidity risk during the pandemic, the company chose to strengthen its cash by R$ 1,000,000, through the acquisition of new loans with the Bank of Nova Scotia and BNP Paribas. The first, in the amount of R$ 574,200, was disbursed in April and, the second, in the amount of R$ 425,800, was disbursed in July 2020.

(vi) Financial credit risk

Cash flow forecasting is performed and aggregated by the Finance and Treasury department of the Company. This department monitors the continuous forecasts of liquidity requirements to ensure that the Company has enough cash

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

to satisfy operating needs. This forecast takes into consideration the investment, debt financing plans, compliance with covenants, attainment of the internal goals and if applicable, external or legal regulatory requirements.

The risk is related to the possibility of the company computing losses derived from the difficulty of redemption of short-term financial investments and swap contracts, due to possible insolvency of counter-parties. The Company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The consolidated derivative financial instruments are presented below:

	2020			2019
	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivatives financial instruments	340,660	(36,166)	304,494	46,511	(4,405)	42,106
Other derivatives	161,429	-	161,429	-	-	-
	502,089	(36,166)	465,923	46,511	(4,405)	42,106

Current installment	262,666	(7,273)	255,393	16,602	(858)	15,744
Non-current installment	239,423	(28,893)	210,530	29,909	(3,547)	26,362

The long-term derivative financial instruments consolidated on December 31, 2020 are due in accordance with the following schedule:

	Assets	Liabilities

2022	27,173	(28,893)
2023	13,587	-
2024 onwards	198,663	-
	239,423	(28,893)

The other derivative previously mentioned refer to Company’s call option to subscribe Banco C6 ordinary shares representing the 1.4% of the share capital of C6 bank. The strike price paid to exercise the options amounts to R$ 6.2 million. As required by IFRS9, this option is a derivative the financial instrument that must be measured at its fair value, and it amounts to R$ 161 million on December 31, 2020. The variation of the mark-to-market of the call option between the initial measurement and December 31, 2020 amounts to R$ 155 million and it represents the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and will be subsequently measured in the company’s results for the year.

Non-derivative financial liabilities are substantially composed of trade accounts payable, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and financial lease, the nominal flows of payments of which are disclosed in notes 20 and 16.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Consolidated financial instruments measured at fair value:

	2020
	Level 1	Level 2	TOTAL

Total assets	2,077,499	502,089	2,579,588

Financial assets at fair value	2,077,499	502,089	2,579,588

Derivative financial instruments	-	340,660	340,660
Other derivatives	-	161,429	161,429
Marketable securities	2,077,499	-	2,077,499

Total liabilities	-	36,166	36,166

Financial liabilities at fair value through profit or loss	-	36,166	36,166

Derivatives used for hedging	-	36,166	36,166

	December 2019
	Level 1	Level 2	TOTAL

Total assets	658,328	46,511	704,839

Financial assets at fair value	658,328	46,511	704,839

Derivative financial instruments	-	46,511	46,511
Marketable securities	658,328	-	658,328

Total liabilities	-	4,405	4,405

	-	4,405	4,405

Derivatives financial instruments	-	4,405	4,405

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis. These instruments are included in the Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not negotiated on active markets (for example, over the counter derivatives) is determined based on evaluation techniques. These valuation techniques maximize the use of the data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If relevant information is not based on data adopted by the market, the instrument is included in Level 3.

Specific evaluation techniques used to measure the financial instruments include:

•	Quoted market prices or quotes from financial institutions or brokerage firms for similar instruments.
•	The fair value of swaps of interest rate is calculated at the present value of future cash flows estimated based on yield curves adopted by the market.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

•	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

Financial assets and liabilities by category

The Company’s financial instruments per category can be summarized as follows:

December 31, 2020

	Measured at amortized cost	Fair value through profit or loss	Total

Asset, according to the balance sheet	6,756,810	2,579,587	9,336,397

Derivative financial instruments	-	340,660	502,089
Other derivatives		161,429
Trade accounts receivable and other accounts receivable excluding prepayments	3,180,661	-	3,180,661
Marketable securities	-	2,077,498	2,077,498
Cash and cash equivalents	2,575,290	-	2,575,290
Leases	162,198	-	162,198
Judicial deposits	794,755	-	794,755
Other amounts recverable	43,906	-	43,906
	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, according to the balance sheet	14,391,175	36,166	14,427,341

Loans and financing	2,345,032	-	2,345,032
Derivative financial instruments	-	36,166	36,166
Suppliers and other obligations, excluding legal obligations	3,128,732	-	3,128,732
Leases	8,378,835	-	8,378,835
Dividends and interest on shareholders’ equity payable	538,576	-	538,576

December 31, 2019

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Measured at amortized cost	Fair value through profit or loss	Total

Asset, according to the balance sheet	6,679,376	704,839	7,384,215

Derivative financial instruments	-	46,511	46,511
Trade accounts receivable and other accounts receivable excluding prepayments	3,286,010	-	3,286,010
Marketable securities	-	658,328	658,328
Cash and cash equivalents	2,284,048	-	2,284,048
Leases	156,378	-	156,378
Judicial deposits	919,850	-	919,850
Other amounts recoverable	33,090	-	33,090

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, according to the balance sheet	14,323,556	4,405	14,327,961

Loans and financing	2,029,088	-	2,029,088
Derivative financial instruments	-	4,405	4,405
Suppliers and other obligations, excluding legal obligations	3,916,048	-	3,916,048
Leases	7,780,870	-	7,780,870
Dividends payable	597,550		597,550

The regular purchases and sales of financial assets are recognized on the trading date, which is the date when the Company commits to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in fair value are recorded in the profit and loss for the year, in the financial revenues and expenses’ group.

Financial risk hedge policy adopted by the Company

The policy of the Company sets forth that mechanisms for protection against financial risks deriving from contracting of financing, in foreign currency shall be adopted for the purpose of administrating exposure to risks associated to exchange-rate changes.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value.

On December 31, 2020, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

Criteria for selection of financial institutions obey parameters that take into consideration rating made available by renowned agencies of analysis of risk, shareholders' equity and transactions, and resources’ concentration levels.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

The operations with derivative financial instruments contracted by the company and in force on December 31, 2020 and December 31, 2019 are shown in the following table:

December 31, 2020

	COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	LIBOR x CDI	KFW/ Finnvera	JP Morgan and Bank of America	351,233	351,233	100%	LIBOR 6M + 0.75% p.a.	85.25% CDI
EUR	PRE x DI	Bank of America	Bank of America	570,878	570,878	100%	0.33% p.a.	108.05% CDI
USD	PRE x DI	The Bank of Nova Scotia.	Scotiabank	1,031,526	1,031,526	100%	1.72% p.a.	134.43% CDI
USD	PRE x DI	BNP Paribas	BNP Paribas	399,725	399,725	100%	3.32% p.a.	155% CDI

1 In certain swap contracts, active tip includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

December 31, 2019

	COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	LIBOR x CDI	KFW/ Finnvera	JP Morgan and BOFA	330,217	330,217	100%	LIBOR 6M + 0.75% p.a.	85.50% CDI
USD	PRE x DI	CISCO	Santander and JP Morgan	40,366	40,366	100%	2.50% p.a.	84.50% CDI

In June 2019, the Company entered into a structured options transaction in the notional amount of USD 15 million. The transaction protects the company from currency variation effects arising from its commercial contracts in a range of R$ 5.30/USD to R$ 6.00/USD. The operation consists of 7 options in the amount of U$ 2.14 million each and with maturity from June to December 2020. The options were acquired for a net amount of R$ 2.57 million and settled upon maturity.

Illustrative chart of sensitivity analysis - Effect in change of fair value of swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), Euro (EUR) and Libor, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, EUR and Libor variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

CDI Sensitivity Scenario

Description	December 2020	Probable scenario	Possible scenario	Remote scenario

Fair value in USD and EUR (KFW Finnvera, Scotia, BofA and BNP)	2,367,461	2,367,461	2,367,461	2,367,461
A) ∆ Accumulated variation in debt			-	-
Fair value of the long position of swap (+)	2,367,461	2,367,461	2,367,461	2,367,461
Fair value of the short position of swap (-)	2,062,574	2,062,574	2,049,955	2,037,686

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Income (loss) from swap	304,887	304,887	317,506	329,775
B) ∆ Accumulated variation in swap			12,619	24,888
C) Final result (B-A)			12,619	24,888

Risk variable	Probable scenario	Possible scenario	Remote scenario

CDI	1.90%	2.38%	2.85%
USD	5.1967	5.1967	5.1967
EUR	6.3779	6.3779	6.3779
Libor	0.2666%	0.2666%	0.2666%

USD sensitivity scenario

Description	December 2020	Probable scenario	Possible scenario	Remote scenario

Fair value in USD and EUR (KFW Finnvera, Scotia, BofA and BNP)	2,367,461	2,367,461	2,816,847	3,266,23
A) ∆ Accumulated variation in debt			449,386	898,772
Fair value of the long position of swap (+)	2,367,461	2,367,461	2,816,847	3,266,233
Fair value of the short position of swap (-)	2,062,574	2,062,574	2,062,574	2,062,574
Income (loss) from swap	304,887	304,887	754,273	1,203,659
B) ∆ Accumulated variation in swap			449,386	898,772
C) Final result (B-A)			-	-
Risk variable	Probable scenario	Possible scenario	Remote scenario

CDI	1.90%	1.90%	1.90%
USD	5.1967	6.4959	7.7951
EUR	6.3779	6.3779	6.3779
Libor	0.2666%	0.2666%	0.2666%

EUR sensitivity scenario

Description	December 2020	Probable scenario	Possible scenario	Remote scenario

Fair value in USD and EUR (KFW Finnvera, Scotia, BofA and BNP)	2,367,461	2,367,461	2,509,940	2,652,419
A) ∆ Accumulated variation in debt			142,479	284,958
Fair value of the long position of swap (+)	2,367,461	2,367,461	2,509,940	2,652,419
Fair value of the short position of swap (-)	2,062,574	2,062,574	2,062,574	2,062,574
Income (loss) from swap	304,887	304,887	447,366	589,845
B) ∆ Accumulated variation in swap			142,479	284,958
C) Final result (B-A)			-	-

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Risk variable	Probable scenario	Possible scenario	Remote scenario

CDI	1.90%	1.90%	1.90%
USD	5.1967	5.1967	5.1967
EUR	6.3779	7.9725	9.5669
Libor	0.2666%	0.2666%	0.2666%

Scenario sensitivity to Libor

Description	December 2020	Probable scenario	Scenario Possible	Scenario Remote

Fair value in USD and EUR (KFW Finnvera, Scotia, BofA and BNP)	2,367,461	2,367,461	2,368,026	2,368,591
A) ∆ Accumulated variation in debt			565	1,130
Fair value of the long position of swap (+)	2,367,461	2,367,461	2,368,026	2,368,591
Fair value of the short position of swap (-)	2,062,574	2,062,574	2,062,574	2,062,574
Income (loss) from swap	304,887	304,887	305,452	306,017
B) ∆ Accumulated variation in swap			565	1,130
C) Final result (B-A)			-	-

Risk variable	Probable scenario	Possible scenario	Remote scenario

CDI	1.90%	1.90%	1.90%
USD	5.1967	5.1967	5.1967
EUR	6.3779	6.3779	6.3779
Libor	0.2666%	0.3333%	0.3999%

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the three scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on December 31, 2020 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Chart of gains and losses with derivatives during the year

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

2020
Net income (loss) from derivative operations	290,856
Income (loss) from operations with other derivatives	155,165

Capital management

The Group's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt.

The financial leverage ratios on December 31, 2020 and 2019 can be summarized as follows:

	2020	2019
Total loans and derivatives (notes 20 and 37)	1,879,109	1,986,982
Lease - Liabilities (note 16)	8,378,835	7,780,870
Lease - Assets (note 16)	(162,198)	(156,378)
Less: Cash and cash equivalents (note 4)	(2,575,290)	(2,284,048)
FIC (note 5)	(2,070,438)	(642,312)
Net debt	5,450,018	6,685,114
Other derivatives (note 37)	161,429	-
Adjusted net debt	5,611,447	6,685,114

EBITDA (1) (last 12 months) – Normalized	8,341,929	9,715,741

Leverage ratio – unaudited	0.65	0.69

(1) Reconciliation, net income for the year:

Adjusted net income for the year	1,843,690	3,860,162
Depreciation and amortization	5,527,012	5,128,981
Finance Income (Costs), Net	807,277	(187,963)
Income tax and social contribution	163,950	914,561
LAJIDA (EBITDA) (1)	8,341,929	9,715,741

(1) Lajida: income before interest, taxes, depreciation and amortization.

         EBITDA: Earnings before interest, tax, depreciation and amortization (it is not an accounting metric)

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financings, leases and financial instruments are presented below:

	Loans and financing	Leases	Derivative financial instruments (Assets) Liabilities

December 31, 2019	2,029,088	7,780,870	(42,106)
Additions	1,800,000	1,966,355	(161,429)
Remeasurement	-	(443,666)	-
Financial expenses	90,500	797,569	13,016

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

Foreign variations exchange net	305,010	-	(305,012)
Payments	(1,879,566)	(1,722,293)	29,610

December 31, 2020	2,345,032	8,378,835	(465,922)

The Company chose to apply the announcement IFRS 16 / CPC 06(R2) – leases, retrospectively with the effects of the application on January 01, 2019, therefore, the leases that were previously classified as financial lease, using CPC 06 (IAS 17), the book value of the right-of-use asset and lease liability on the date of the initial application of the standard, represented the book value of the lease asset and lease liability immediately prior to application of this new standard, using CPC 06 (IAS 17). However, for these leases, as determined by the new standard, the company must measure the right-of-use asset and the lease liability, using this new statement from the date of the initial application. Therefore, leases previously measured in the light of IAS 17 / CPC 06, were re-measured on June 30, 2019, specifically in relation to the exclusion of variable lease payments that depend on index or rate, since projected inflation was considered for the period of contracts previously measured by IAS 17 / CPC 06.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

38.	Pension plan and other post-employment benefits

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

	December 2020	December 2019

PAMEC/asset policy and medical plan	7,346	5,782

ICATU, SISTEL and FUNCESP

The Company has been sponsoring defined benefit private pension plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of the Sistel Foundation for Social Security and the ICATU multi-sponsor fund. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the CESP foundation resulting from the incorporation of AES Atimus.

Such pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL's benefit plan, which has a defined benefit characteristic and includes inactive employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for inactive employees, being such a multi-sponsored benefits plan under the administration of ICATU MULTI-SPONSORED Fund;

Administration agreement: administration agreement for retirement payment to retirees and pensioners, for the retirees of the company's predecessors under the management of ICATU MULTI-SPONSORED Fund;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Supplementary pension and pension plan's installment, administered by the CESP Foundation, which is the responsibility of the company, with a view to the acquisition of Eletropaulo Telecomunicações Ltda (AES Atimus), succeeded by TIM Fiber SP LTDA, later incorporated into TIM Celular which was incorporated by the Company.

Medical care plan Fiber: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM Celular and which was subsequently incorporated by the Company.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

The actuarial position of liabilities and assets related to retirement and health care plans, on December 31, 2020, in accordance with the rules provided for by CPC 33/IAS 19 is presented below.

a) Effects on the base date of December 31:

	Plans						Total
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical care plan	2020	2019

Reconciliation of assets and liabilities on 12/31/2020	(*)		(*)

Present value of the actuarial obligations	41,852	10,072	147	858	12,090	4,343	69,362	54,877
Fair value of the plan assets	(57,479)	(12,998)	(434)	-	(9,945)	-	(80,856)	(54,855)
Present value of the obligations exceeding the fair value of the assets	(15,627)	(2,926)	(287)	858	2,145	4,343	(11,494)	22

Amount recognized in other comprehensive income	-	2,023	-	-	-	-	2,023	-
Net actuarial liabilities/(assets)	(15,627)	(903)	(287)	858	2,145	4,343	(9,741)	22

(*) No asset was recognized by the sponsors, due to the impossibility of reimbursing this surplus, and the fact that the sponsor’s contributions will not be reduced in the future.

b) Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical care plan

Actuarial liabilities (assets) on 12/31/2019	(3,564)	(3,420)	(274)	1,080	2,117	2,585
Expense (revenue) recognized in income (loss)	(243)	(230)	(19)	72	272	329
Contributions of the sponsor	-	-	-	(48)	-	(36)
Recognized actuarial (gains) or losses	(11,820)	2,747	6	(246)	(244)	1,465
Unrecognized actuarial (gains) or losses	-	-	-	-	-	-
Net actuarial liabilities (assets) on 12/31/2020	(15,627)	(903)	(287)	858	2,145	4,343

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

c) Reconciliation of present value of obligations

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical care plan

Value of obligations on 12/31/2019	40,427	10,107	151	1,080	11,099	2,585
Cost of current service	15	-	-	-	125	150
Interest on actuarial obligation	2,650	658	10	72	774	179
Benefits paid in the year	(2,718)	(756)	(9)	(48)	(494)	(36)
Contributions paid by participants	-				77
(Gains)/losses in obligations	1,478	63	(5)	(246)	509	1,465

Value of obligations on 12/31/2020	41,852	10,072	147	858	12,090	4,343

d) Reconciliation of the fair value of the assets

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical care plan

Fair value of assets on 12/31/2019	43,991	13,527	425	-	8,982	-
Benefits paid in the year	(2,718)	(756)	(9)	-	(494)	-
Actual earnings from assets during the year	2,893	888	29	-	627	-
Actuarial gain (loss) on plan assets	13,313	(661)	(11)	-	753	-
Contributions paid by participants	-	-	-	-	77	-
Contributions of sponsor converted in the plan	-	-	-	-		-
Fair value of assets on 12/31/2020	57,479	12,998	434	-	9,945	-

e) Expenses planned for 2021

	Plans
	PBS	PBS Assisted	Administration agreement	PAMEC/ Asset Policy	AES Telecom	Medical care plan

Current service cost (with interest)	17	-	-	-	-	213
Interest on actuarial obligations	2,743	640	10	57	868	322
Earnings expected from assets	(3,799)	(834)	(29)	-	(708)	-
Interest on the effect of the (asset)/liability limit	1,056	60	20	-	-	-

Total unrecognized net expense (revenue)	17	(134)	1	57	160	535

Actuarial assumptions adopted in the calculations

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate for the actuarial obligation:	PBS South: 6.76% / 3.15%; PBS Nordeste: 6.86% / 3.25%; CA: 6.86% / 3.25%; PBS-A: 6.60% / 3.00%; AES: 7.43% / 3.80%; PAMEC: 6.81% / 3.20%; FIBER: 7.43% / 3.80%
Salary growth rate - nominal:	PBS: 3.50%/ 0.00% CA, PBS-A, AES, PAMEC and FIBER: Not applicable
Biometric general mortality table:	PBS, CA, PAMEC and FIBER: AT-2000 segregated per sex, decreased by 10%
Biometric table of new disability benefit vested:	PBS and FIBER: Álvaro Vindas; CA, PBS-A, AES and PAMEC: Not applicable
Expected turnover rate:	PBS: Null; CA, PBS-A, AES and PAMEC: Not applicable; FIBER: 0.15/ (length of service + 1), being null as of 50 years old
Probability of retirement:	PBS and FIBER: 100% at 1st eligibility; CA, PBS-A, AES and PAMEC: Not applicable
Estimated long-term inflation rate	PAMEC and FIBER: 6.60% / 3.00%
Determination method	Projected Unit Credit Method

39.       Insurance

The balances presented below for December 31, 2020 represent individual and consolidated amounts.

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, on December 31, 2020, the company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their respective amounts are as follows:

Description	Insured amounts
Operating risks	R$ 34,983,023
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 28,521
Automobile (executives and operational fleet)	R$ 1,000 for optional civil liability (property damage and bodily harm) and R$ 100 for pain and suffering.

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

40. Supplementary information to the cash flow

	Parent company		Consolidated
	2020	2019	2020
Transactions not involving cash
Additions to property, plant and equipment and intangible assets - with no cash effect	(1,315,151)	(6,653,985)	(1,315,151)
Increase in lease liabilities - no effect on cash	1,315,151	6,653,985	1,315,151

41. Relevant transactions

Results of Oi’s mobile assets auction and signing of the purchase and sale agreement

On December 14, 2020, in continuity with the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020 and September 7, 2020, TIM S.A. informed its shareholders and to the market in general that the offer made by TIM, jointly with Telefônica Brasil S.A. and Claro S.A. (jointly, the “Buyers”), was declared the winner of the competitive bid for the sale of assets of the Oi Group’s mobile telephony operation (Personal Mobile Service) (“UPI Ativos Móveis”). The Judicial Reorganization Court approved the Buyers’ proposal as the winner of the competitive sale process of UPI Ativos Móveis, after the favorable manifestations of the Public Ministry of the State of Rio de Janeiro and the Judicial Administrator.

The total value of the transaction was R$ 16.5 billion, plus the value of the consideration offered to the Oi Group for Transmission Capabilities Contracts in the take-or-pay modality, to be entered into at the time of the completion of the transaction and whose NPV (net present value) corresponds to approximately R$ 819 million. Of the amount of R$ 16.5 billion, R$ 15.744 billion refer to the Base Price of the offer and R$ 756 million correspond to Transition Services to be provided by Oi Group for the Buyers for up to 12 months. TIM will pay 44% of the Base Price and Transition Services amounts, totaling approximately R$ 7.3 billion. Regarding the Capacity Contract, the Company will be responsible for paying amounts that brought to present value total approximately R$ 476 million (58% of the contract’s NPV considering its specificities).

TIM will be responsible for the following:

• Clients: approximately 14.5 million customers (corresponding to 40% of the total customer base of UPI Ativos Móveis) – according to Anatel’s access base from April 2020. The allocation of customers among Buyers took into account criteria that favor competition between operators currently operating in the Brazilian market;

• Radio frequency: approximately 49 MHz as a national average weighted by the population (54% of UPI Ativos Móveis’ radio frequencies). The frequency division between Buyers strictly respects the spectrum limits per group established by Anatel;

• Infrastructure: approximately 7,200 mobile access sites (corresponding to 49% of the total of UPI Ativos Móveis’ sites).

On January 28th, 2021, the Purchase and Sale of Shares and Other Covenants Agreement (“Agreement”) was signed by Oi mobile S.A., as Seller; TIM, Telefônica Brasil S.A. and Claro S.A., as Buyers; and Oi S.A. and Telemar Norte Leste S.A., as intervening parties and guarantors of Seller's obligations.

The conclusion of the acquisition by the Buyers of UPI Mobile Assets shall take place in accordance with the plan for the segregation of such assets – each of which at the end of each Buyer will acquire shares in an SPE containing its share of

TIM S.A. and TIM S.A. and SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS - Continued

December 31, 2020

(In thousands of reais, unless otherwise indicated)

UPI Mobile Assets. The conclusion of the acquisition also is subjected to certain precedent conditions usually applicable to this type of transaction and provided for in the Agreement, among which ANATEL's prior consent and approval by CADE, as well as, if applicable, the submission to the Company's general shareholders' meeting, pursuant to article 256 of the Brazilian Corporate Law, in which case additional information will be disclosed in due course.

Approval of constitution of a company to provide residential fiber optic infrastructure services

TIM S.A., giving continuity to its 2020-2022 Strategic Plan, announced, on December 10, 2020, that TIM’s Board of Directors, after analyzing the studies carried out and the non-binding proposals received, approved, at a meeting held on the same date, the constitution of a company, in preparation for future segregation of assets and provision of residential fiber optic infrastructure services. This process is one of the intermediate steps in the transformation of TIM in a provider of broadband services and aims to create an open fiber optic infrastructure vehicle (“FiberCo”) with the acquisition of a strategic partner that will become a partner of FiberCo.

FiberCo will operate in the wholesale market and can provide last-mile fiber connectivity and transportation services to market operators, with TIM as the anchor client. The purpose of this transaction is to accelerate the growth of the residential broadband business and allow the appropriate valuation of part of TIM’s infrastructure.

42.       Subsequent events

TIM obtains the right to exercise shares of Banco C6

On February 1, 2021, TIM announced that, within the scope of the strategic partnership (“Partnership”) entered into with Banco C6 S.A. (“C6” or “Bank”), the right to exercise ordinary shares equivalent to the indirect interest of approximately 1.4% of C6’s capital as a result of meeting, in December 2020, the 1st level of the agreed targets, which will be exercised when the Company’s management deems it more practical and convenient. It is important highlighting that the aforementioned shares call option will grant TIM, when exercised, a minority position and without a control or significant influence over the management of C6.

C6 is a digital bank with outstanding growth in Brazil, being the institution that grew the most in the 3rd quarter of 2020, with over 4 million bank accounts opened until November. The Bank has approximately R$ 5.3 billion in total assets and transacts over R$ 1.5 billion in its payment platform per month.

In less than a year, the Partnership between companies generated a significant number of open accounts through the combined offers of telecommunications and financial services, which reinforces the relationship between TIM and C6 with significant results and confirms the innovative and customer convenience focused character.

Payment of interest on shareholders’ equity

On October 7 and December 10, 2020, TIM S.A. announced that its Board of Directors approved the distribution of R$ 500 million and R$ 583 million, respectively, as Interest on shareholders’ equity. The payments occurred on November 10, 2020 and January 22, 2021, being October 19 and December 18, 2020 the dates to identify shareholders entitled to receive such values. Thus, the shares acquired after those dates were ex-Interest on shareholders’ equity rights. Accordingly, TIM declared a total amount of R$ 1,083 million of interest on shareholders’ equity in 2020.

FISCAL COUNCIL’S OPINION

The Fiscal Council, in compliance with legal and statutory provisions, examined the Management’s Report and the individual and consolidated Financial Statements of TIM S.A. ("Company"), dated as of December 31st, 2020.

Our examinations were conducted in accordance with the legal provisions and included the: (i) analysis of the financial statements prepared periodically by the Company; (ii) the Management’s Proposal for the allocation of results related to the year of 2020 and the distribution of dividends by the Company; (iii) monitoring of the work done by independent and internal auditors; and (iv) questions about relevant actions and transactions made by the Management.

Based on our examinations, the information provided and the clarifications received and, also, considering the Company's Independent Auditors’ Report, Ernst & Young Auditores Independentes S/S (“EY”), unqualified, issued on February 9th, 2021, the Fiscal Council, unanimously, is of the opinion that: (i) the Management’s Report and the Financial Statements above mentioned, adequately reflect the information contained in them; and (ii) the Management’s Proposal for the allocation of results related to the year of 2020 and the distribution of dividends by the Company, are all in conditions to be submitted to the Annual General Shareholders Meeting.

Rio de Janeiro, February 9th, 2021.

WALMIR KESSELI Chairman of the Fiscal Council	JARBAS T. BARSANTI RIBEIRO Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council

STATUTORY AUDIT COMMITTEE ANNUAL REPORT

1. About the Committee

The Statutory Audit Committee (“CAE”) was created by the Extraordinary Shareholders’ Meeting of TIM Participações S.A. (“TPART”) held on December 12, 2013. On August 31, 2020, aiming to simplify the corporate structure of the group in Brazil, TPART was merged into its wholly-owned subsidiary, TIM S.A. (“Company” or “TIM”), which succeeded it in all of its rights and obligations, maintaining the same structure of: corporate governance, internal controls, systems, and the same legal framework. As a consequence of this corporate reorganization movement, TIM’s CAE maintained the same structure of TPART’s CAE, and proceeded with the activities, working plan and evaluations that were being conducted by the latter.

TIM’s CAE is a permanent statutory body which seeks to adopt the best Corporate Governance practices, as recommended, and in accordance with the Comissão de Valores Mobiliários (“CVM”) Instruction No. 308, of May 14, 1999, as amended by CVM Instruction No. 509, of November 16, 2011, and other applicable regulations.

The CAE is composed of at least three (3) and no more than 5 (five) independent members, elected by the Board of Directors, for a 2-year term of office, which shall coincide with the term of office of the members of the Board of Directors, re-election being limited to a maximum period of 10 (ten) years. The CAE member’s assignment may not be delegated and must be exclusively carried out by the elected members.

On the occasion of the election of the new Board members at the Annual and Extraordinary Shareholders’ Meeting held on March 28, 2019, for the 2019/2021 mandate, the Board of Directors elected the following members to compose the CAE: Messrs. Alberto Emmanuel Carvalho Whitaker (Coordinator), Gesner José de Oliveira Filho and Herculano Aníbal Alves. Due to the resignation presented by Mr. Alberto Emmanuel Carvalho Whitaker, on July 30, 2019, and the election of Mrs. Flavia Maria Bittencourt, on the same date, the composition of the CAE became the following: Messrs. Gesner José de Oliveira Filho (Coordinator) and Herculano Aníbal Alves (corporate accounting expert), and Mrs. Flavia Maria Bittencourt. All of them are Board members of the Company and are characterized as independent according to the criteria defined by B3’s Novo Mercado Regulation B3.

The CAE is responsible for the supervision of the quality and integrity of the financial statements, and their compliance with legal, regulatory and statutory terms, the adequacy of proceedings related to risk management and for the activities of the independent and internal auditors, as well as the supervision and assessment of contracts of any kind, to be executed between the Company or its subsidiary, on one side, and the majority shareholder or its subsidiaries, associated companies, or companies under common control or which may control the said shareholder, or parties related in some other way to the Company, on the other side.

In addition to its ordinary duties, the CAE also performs as the Audit Committee of the Company, in accordance with the provisions of the Sarbanes-Oxley Act (“SOx), to which the Company is subject to, as it is registered at the US Securities and Exchange Commission (“SEC”) as holder of American Depositary Receipts (ADRs) on The New York Stock Exchange (“NYSE”) since November 16, 1998.

The CAE has an annual budget, within the limits approved by the Company's Board of Directors, to conduct or determine consultations, evaluations and investigations within the scope of its activities, including the engagement of services and use of independent external experts.

This Report is issued in compliance with Section 14, IX, of the Internal Rules of the CAE, and according to the rule established by the CVM.

2. Activities of the Statutory Audit Committee of TIM in 2020

The CAE will meet whenever necessary, but at least bi-monthly, so that financial information is always assessed before becoming public.

Upon establishment of an annual plan to fulfill its duties, during the period from January 1st to December 31st, 2020, twenty (20) ordinary meetings of the CAE were held, which included 124 (one hundred and twenty-four) items of Agenda (topics). The meetings lasted an average of 2 (two) hours and 10 (ten) minutes each and, during the discussions, the Chairman of the Board of Directors, the Chief Executive Officer, the Diretor Financeiro (Chief Financial Officer) and the Diretor de Relações com Investidores (Investor Relations Officer), in addition to the other members of the Executive Board, the Directors of the Internal Audit and Compliance areas, and the Independent Auditors, were directly involved. At each Board of Directors’ meeting, the CAE reports the activities carried out in the respective month.

Among the activities carried out during the financial year, the following should be highlighted:

I.	Analyzed the annual work plan of the Independent Auditors and discussed the results of their activities in eleven (11) topics during the year of 2020. Ernst & Young Auditores Independentes S/S (“EY”) was the firm responsible for auditing the financial statements for the fiscal year ended on December 31, 2020, and for the planning and execution of the audits regarding the quarterly reports ("ITRs"), according to the recognized standards, as well as responsible for the special revision of the ITRs (quarterly reports), submitted to the CVM. Their opinion should ensure that these Financial Statements adequately represent the Company's equity and financial position, in accordance with accounting practices adopted in Brazil, the Brazilian Corporate Law, the CVM Rules and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB). The EY was also the auditor firm responsible for reviewing Form 20-F (SEC) of the Company.

II.	Supervised the Company's Internal Audit activities, in eleven (11) topics during the year of 2020, analyzing the annual work plan and discussing the results of the activities performed and the reviews carried out, and evaluated through an evaluation questionnaire previously approved by the CAE, the performance of the Company’s Internal Auditors.

III.	Supervised and analyzed the effectiveness, quality and integrity of internal control mechanisms in nine (9) topics during the year of 2020, in order to, in addition to other purposes, monitor compliance with the provisions relating to: (a) the presentation of the Financial Statements, including quarterly reports and other interim statements; and (b) the information and valuation released based on adjusted accounting data and non-accounting data that add elements that were not on the structure of the usual reports of the Financial Statements, especially regarding the internal controls which support the Sarbanes-Oxley (“SOx”) certification.

With regards to the internal controls, the following main issues were monitored and recommended by the CAE: (i) monitoring of the internal control system as to its effectiveness and improvement processes; (ii) analysis of the process of certification of internal controls - SOx with the Management and Independent Auditors; (iii) Company procedures for full compliance with SOx requirements and intensive monitoring of remediation plans related to the deficiencies pointed out by the Independent Audit in relation to the process of SOx Certification in the Company.

The CAE found that the internal controls are implemented in accordance with the nature, complexity and necessity of the operations and, in view of the information provided by the Executive Board, the Internal Audit and the independent auditors, and verified that there are no relevant facts or of a serious nature that could put at risk the compliance with the applicable legal and regulatory rules.

IV.	The CAE was informed of the main processes within the Company, evaluating its quality and the commitment of the members of the top management with its continuous improvement. As a result of the meetings with the Company's internal areas, the CAE was able to offer suggestions to the Board of Directors to improve processes, as well as to monitor their implementation, and the execution of recommendations for improvement which were identified during the audit activities and in discussions with the business and control areas. Based on the information to which the CAE had access to, the CAE believes that the internal controls system of the Company is adequate to the size and complexity of its business, as well as structured to ensure the efficiency of its operations, of the systems that issue the financial reports and is in accordance with the internal and external rules to which the transactions are subject to. The CAE has noted the importance of continuous improvement in the internal control system.

V.	Followed-up and supervised the work carried out by the Company's Compliance area in 7 (seven) topics, with emphasis on issues related to: (i) SOx Compliance through monitoring the deficiencies pointed out by the Independent Auditor and the management of the Company; (ii) Compliance with Information Technology and Corporate Security, highlighting the risks of Cyber Security and discussing the implementation in the Company of the adaptations required by the General Law of Personal Data Protection (“LGPD”); (iii) Compliance of general and Commercial Processes of the Company; fraud and corruption, ensuring adherence to laws, rules, standards and internal and external regulations. Within the Company's Integrity and Anticorruption Program, the CAE also monitored the activities for obtaining the ISO 37001 Certification.

VI.	The CAE was informed of the main amendment proposals related to the regulatory framework and to expected institutional changes, as well as of the main aspects of the political and economic scenarios, with emphasis on the risks and challenges of the current situation which may affect the Company. To this end, the CAE has monitored the main macro indicators that assist in an assessment of the risks of the external environment for the Company at the limit of what is predictable by the best quantitative and qualitative techniques.

VII.	During the performance of its activities, the CAE regularly monitored issues related to: (i) Customer satisfaction and the quality of services and staff contact; (ii) Incentives for innovation applied to products and services; (iii) Transparency and accountability to stakeholders; (iv) Ethical conduct in business; (v) Digital inclusion; (vi) Dialogues and communication with stakeholder groups; (vii) Management of electronic products; (viii) Investment in infrastructure; and (ix) Development of new technologies.

VIII.	Throughout the year of 2020, the CAE analyzed the Company's Enterprise Risk Management (“ERM”) reports, focusing on the monitoring of the work plan to review and update risk factors disclosed by the Company, management of financial risks, risk appetite of the Company and adequacy of risk factors contained in the Company's Formulário de Referência, on SOx/CVM risk inventory. This issue was brought in four (4) topics during the year 2020. The Company's risk management structure foresees the analysis, by the CAE, based on the examination performed by the Control and Risks Committee ("CCR"). Both are bodies of governance associated to the Board of Directors as defined by the Company's By-laws.

IX.	Within its attributions, provided by the Company's By-laws and the CAE’s Internal Rules, the CAE previously examined, evaluated and opined on eighteen (18) agreements of different types between the Company, on one side, and related parties, on the other side. All the agreements entered into, strictly followed the governance process required to comply with both the internal rules of the Company's Compliance area and the standards of CVM and SEC regulations. The relevant information on the agreements are duly disclosed in the Company's Formulário de Referência.

X.	As part of its duties, the CAE analyzed, in nine (9) topics during the year 2020, the reports regarding the complaints received by the Company’s Whistleblowing Channel its respective envisaged actions for improvement. The reports, which are divided by typology, are filed at the Company's headquarters.

XI.	In addition to the twenty (20) reported meetings for the proper performance of their duties, the CAE members participated in at least four (4) private meetings, of 1 hour each, with the Independent Auditors, as well as the Internal Audit area of the Company, without the participation of the top management or other managers of the organization, to assess possible retrenchment or risk of a breach of independence, of any kind of interference by management, and/or to open the Committee to any concerns that need to be assessed in the development of the respective audit work.

3. Items discussed with the Independent Auditors considering the Audit Report (ISA 701) presentation form

As determined by the auditing standards (ISA 260), which provide for communication with those charged with the Company's governance, the auditor must communicate, among other matters, the following: (i) their responsibilities in relation to the audit of the financial statements; (ii) overview of its Audit Plan for the fiscal year; (iii) its view on the significant qualitative aspects of the Company's accounting practices, including accounting policies and estimates, and disclosures in the financial statements; (iv) significant difficulties encountered during the audit, if any; (v) aspects of independence, including formal confirmation of its independence from the Company; (vi) written notice to the persons in charge of governance of the significant findings arising from the audit; and (vii) as determined by ISA 701, communicate which Key Audit Matters (“KAMs”) to be considered in the Independent Auditor's Report.

In view of the foregoing, in order to comply with the protocol and/or request for communication between the auditors and those in charge with the Company's governance, the CAE held periodic meetings with the Company's Independent Auditors in order to monitor the progress of the auditors' work in relation to the Company's financial statements and internal financial reporting controls (SOx), so that all of the above, among others, were formally evaluated by the CAE with the Independent Auditors.

Specifically, in relation to the KAMs, the CAE interacted with the Independent Auditors in order to understand the judgment of the auditors to determine these matters as KAMs, as well as an understanding of the audit approach defined by the Independent Auditors as an audit response to these KAMs.

Finally, in addition to all interaction with the Independent Auditors, the CAE carried out the following activities throughout the year to evaluate the areas considered as KAMs by the Independent Auditors:

3.1. Provision for tax contingencies (explanatory note 24 - “Provision for tax judicial and administrative lawsuits”)

The CAE reviewed quarterly the evolution of tax contingencies and followed up the forecasts provided by those responsible for the Tax, Civil, Labor and Regulatory areas of the Company.

3.2. Value Added Statement - DVA

The CAE maintained several interactions with the Company's management for evaluation and monitoring of the added value of the individual and consolidated statements (DVA), presented as supplementary information for IFRS purposes, and in accordance with the criteria set forth by the Technical Pronouncement NBC TG 09 - Value Added Statement.

4. Other Activities

4.1. Review of Form 20-F and the Formulário de Referência

With regards to the revision work of Form 20-F (SEC) and the Formulário de Referência (CVM), the members of the CAE met, formally, in the total of three (3) times with Company’s executives, over the months of March and June, 2020.

4.2. Evaluation of the Report on the Brazilian Code of Corporate Governance – Publicly-held Companies

The members of the CAE met with executives of the Company to evaluate the Company's adherence to certain governance practices set forth in the Brazilian Code of Corporate Governance – Publicly-held Companies, in compliance with CVM Instruction No. 586, of June 8, 2017, which amended and added provisions to CVM Instruction No. 480, of December 7, 2009.

4.3. Self-assessment of the CAE

The members of the CAE submitted themselves to a self-assessment questionnaire on the performance of their activities, in accordance with the best governance practices in the domestic and foreign markets. Based on the answers presented, the CAE members sought to improve and make more efficient the activities developed during the year 2020, aiming at a process of constant and permanent evolution.

4.4. Assessment of Independent Auditors and Internal Audit

The members of the CAE evaluated the quality of the work of the Company's Independent Auditors and Internal Audit, by means of an evaluation questionnaire previously approved by the CAE.

5. Conclusions and recommendations

The Company's CAE members, in the exercise of their duties and legal responsibilities, analyzed the Financial Statements, together with the Independent Auditors' report and the annual management report for the fiscal year ended December 31st, 2020 ("Annual Financial Statements of 2020").

Considering the information provided by the Company's management and EY, and the proposed allocation of the results for the year 2020, the CAE concluded that this information and documents adequately reflect, in all material respects, the Company's equity and financial positions.

For this reason, they unanimously recommended the approval of the aforementioned documents by the Company's Board of Directors for referral to the Annual Shareholders' Meeting, pursuant to the Brazilian Corporation Law.

Rio de Janeiro, February 9, 2020

Gesner José de Oliveira Filho Coordinator of the Statutory Audit Committee	HERCULANO ANÍBAL ALVES Member of the Statutory Audit Committee
FLAVIA MARIA BITENCOURT Member of the Statutory Audit Committee

STATUTORY OFFICERS’ STATEMENT

Pietro Labriola (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer), Jaques Horn (Legal Officer) and Alberto Mario Griselli (Chief Revenue Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 25, paragraph 1, item VI of CVM Instruction Nr. 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the Company’s Financial Statements for the year ended December 31st, 2020.

Rio de Janeiro, February 9th, 2021.

PIETRO LABRIOLA Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer

MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer

BRUNO MUTZENBECHER GENTIL Business Support Officer	ALBERTO MARIO GRISELLI Chief Revenue Officer

JAQUES HORN Legal Officer

STATUTORY OFFICERS’ STATEMENT

Pietro Labriola (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer), Jaques Horn (Legal Officer) and Alberto Mario Griselli (Chief Revenue Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 25, paragraph 1, item V of CVM Instruction Nr. 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the year ended December 31st, 2020.

Rio de Janeiro, February 9th, 2021.

PIETRO LABRIOLA Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer

MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer

BRUNO MUTZENBECHER GENTIL Business Support Officer	ALBERTO MARIO GRISELLI Chief Revenue Officer

JAQUES HORN Legal Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 9, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer